Notice of 2017 Annual General Shareholder Meeting
and Information Circular

At the speed of life

A live webcast of the meeting will be available on our website at **rogers.com/investors**

ROGERS.

Who We Are

Rogers Communications Inc. is a leading diversified Canadian communications and media company that’s working to deliver a great experience to our customers every day. We are Canada’s largest provider of wireless communications services and one of Canada’s leading providers of cable television, high-speed Internet, information technology, and telephony services to consumers and businesses. Through Rogers Media, we are engaged in radio and television broadcasting, sports, televised and online shopping, magazines, and digital media. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

For further information about the Rogers group of companies, please visit rogers.com. Information on or connected to this and any other websites referenced in this document does not constitute part of this document.

Please Register for Electronic Delivery of Shareholder Materials

In our continuing effort to reduce environmental impacts as well as printing and postage costs, Rogers Communications Inc. has adopted the “notice-and-access” provisions of the Canadian securities regulations. Under notice-and-access, Canadian companies may post electronic versions of shareholder meeting-related materials such as information circulars and annual financial statements on a website for investor access, with notice of the meeting and availability of the materials provided by letter. Physical copies of such materials are still made available if specifically requested. Shareholders who have already signed up for electronic delivery of meeting materials will continue to receive them by email. If you have not signed up for electronic delivery and wish to do so, please refer to the instructions below.

Beneficial Shareholders – If you hold your Rogers shares in a brokerage account or with another financial intermediary, such as a bank or trust company, register for electronic delivery at InvestorDelivery.com (provided your institution participates in the Electronic Delivery program) using your personalized Enrolment Number which can be found on the right hand side of the mailing sheet or your Class A Voting Instruction Form.

Registered Shareholders – If your Rogers shares are registered directly in your name with our transfer agent, CST Trust Company, please register for electronic delivery at canstockta.com/electronicdelivery using your personalized Holder Account Number, which can be found on either the separate election form or your Class A Form of Proxy.

Letter to Shareholders

Dear Shareholders,

You are invited to attend Rogers Communications Inc.’s Annual General Meeting of Shareholders, which will be held at the Velma Rogers Graham Theatre, 333 Bloor Street East, Toronto, Ontario at 11:00 a.m. (Eastern Time) on Wednesday, April 19, 2017. My colleagues on the Board of Directors and the executive team and I look forward to seeing you as we present our views on our 2016 achievements and outline our plans for the future.

This Information Circular contains important information about the Annual General Meeting of Shareholders and the business to be conducted, voting, the nominated directors, our corporate governance practices, and how we compensate our executive officers and directors. If you cannot attend the meeting in person and are a holder of Class A Voting Shares, please use the proxy or voting instruction form provided to you to submit your vote prior to the meeting.

The Board of Directors would like to recognize and thank Bill Birchall, who is not standing for re-election this year, for his years of service on the Rogers’ Board of Directors.

We will provide live coverage of the meeting via webcast from the Investor Relations section of our website at rogers.com/investors. An audio rebroadcast of the meeting webcast will be available on that site after the meeting.

We hope you can join us in person or via the webcast on April 19, 2017.

Sincerely,

Alan D. Horn, CPA, CA

Chairman of the Board and Interim President and Chief Executive Officer

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Where To Find It

3	Notice of Annual General Meeting of Shareholders and Availability of Investor Materials

5	Information Circular

7	Voting Information
	7	Registered Shareholders
	9	Beneficial Owners (Non-Registered Holders)
	9	How Votes are Counted
	10	Outstanding Shares and Main Shareholders
	11	Restricted Share Disclosure

12	Business of the Meeting
	12	Election of Directors
		12	The Proposed Nominees
	21	Appointment of Auditors

22	Executive Compensation
	22	Human Resources Committee Letter to Shareholders
	27	Compensation Discussion & Analysis
	44	Summary Compensation Table
	47	Incentive Plan Awards
	52	Pension Plan Benefits
	55	Termination and Change of Control Benefits

58	Director Compensation

63	Securities Authorized for Issuance Under Equity Compensation Plans

64	Indebtedness of Directors and Executive Officers

65	Corporate Governance
	65	Statement of Corporate Governance Practices
		66	Board Composition
		68	Board Mandate and Responsibilities
		68	Code of Ethics and Business Conduct
		69	Director Orientation and Continuing Education
		69	Director Nomination and Board Assessment, Gender Diversity, and Term Limits
		70	Gender Diversity in Executive Officer Positions
		71	Risk Management Oversight
		71	Audit and Risk Committee
		71	Other Good Governance Practices

72	Report of the Audit and Risk Committee

74	Other Information

75	Appendices
	A	National Instrument Requirements
	B	Board of Directors Mandate
	C	Committee Mandates

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Notice of Annual General Meeting of Shareholders and Availability of Investor Materials

We invite you to the Rogers Communications Inc. Annual General Meeting of Shareholders (the meeting).

When Wednesday, April 19, 2017 11:00 a.m. (Eastern Time)	Where Velma Rogers Graham Theatre 333 Bloor Street East Toronto, Ontario

BUSINESS OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS:

1.	receiving the consolidated financial statements for the year ended December 31, 2016, including the external auditors’ report;

2.	electing 15 directors to our Board of Directors (see “Election of Directors” on page 12 of the Information Circular);

3.	appointing the external auditors (see “Appointment of Auditors” on page 21 of the Information Circular); and

4.	considering any other business which may properly come before the meeting.

YOU HAVE THE RIGHT TO VOTE

You are entitled to notice of, to attend, and to vote at the meeting if you were a registered holder of Class A Voting Shares (Class A Shares) at the close of business in Toronto, Ontario on March 1, 2017 (subject to the voting restrictions described in the Information Circular). Specific voting instructions are included on the proxy form included with this Notice, which you have received if you are a registered holder of Class A Shares.

If you were a registered holder of Class B Non-Voting Shares at that time, you are entitled to notice of and to attend the meeting, but not to vote at the meeting.

NOTICE-AND-ACCESS

Rogers is using the “notice-and-access” provisions of Canadian securities rules that came into effect on February 11, 2013, under National Instrument 54-101 — “Communication with Beneficial Owners of Securities of a Reporting Issuer” and National Instrument 51-102 — “Continuous Disclosure Obligations”, for distribution of the meeting materials to Shareholders. Under notice-and-access, Canadian companies are no longer required to distribute physical paper copies of certain annual meeting-related materials, such as information circulars and annual financial statements unless specifically requested. Instead, they may post electronic versions of such material on a website for investor access and review and will make such documents available in hard copy upon request. Using notice-and-access directly benefits Rogers through a substantial reduction in both postage and material costs and also helps the environment through a substantial decrease in the amount of paper documents that are ultimately discarded. Shareholders who have already signed up for electronic delivery of shareholder materials will continue to receive them by email. If you have not signed up for electronic delivery and wish to do so, Rogers encourages you to do so as outlined in this meeting notice, if provided to you, or as instructed on the inside front cover of the Information Circular.

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VOTING CLASS A SHARES

As a registered holder of Class A Shares you have a number of ways to vote your shares. These are detailed on the proxy form included with this package. Unless you attend the meeting to vote in person, we must receive your proxy or voting instructions by no later than 2:00 p.m. (Eastern Time) on April 18, 2017. If you are the beneficial owner of Class A Shares, please refer to page 9 of the Information Circular for voting information. We also encourage you to review the matters to be voted upon at the meeting as described in the Information Circular at rogers.com/shareholder-materials before voting.

WEBSITE WHERE INVESTOR MATERIALS ARE POSTED

Electronic copies of investor materials related to this meeting, including the Information Circular and Rogers’ annual report to shareholders, which includes our 2016 audited financial statements, can be found, reviewed, and downloaded from rogers.com/shareholder-materials or under the Rogers Communications Inc. profile on SEDAR at sedar.com or on EDGAR at sec.gov. We have added enhanced electronic features that will make searching for relevant sections and specific items much easier than finding such information in paper versions of these documents.

PAPER COPIES OF INVESTOR MATERIALS

Should you wish to receive paper copies of certain investor materials or have any questions related to this meeting, please contact us at investor.relations@rci.rogers.com, or at 1.888.935.7777, prior to April 3, 2017 and we will send them, at no charge, within three business days, giving you sufficient time to vote your proxy. Following the meeting the documents will remain available at the website listed above for a period of at least one year.

ADMISSION TO THE MEETING

The meeting will be webcast live and an audio rebroadcast will also be available following the meeting at rogers.com/investors. Shareholders wishing to attend the meeting in person will be required to produce a proxy, voter information form, or otherwise provide proof of share ownership to gain admission.

On peut obtenir le texte français de cette circulaire d’information en communiquant avec les Relations aux investisseurs, au siège social de la Compagnie situé au 333 Bloor Street East, Toronto, Ontario M4W 1G9, ou par courriel à investor.relations@rci.rogers.com ou encore en téléphonant au 1.888.935.7777. Le texte français sera disponible à l’assemblée.

By order of the Board of Directors,

David P. Miller

Secretary

Toronto, Ontario, Canada

March 9, 2017

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Information Circular

Information is as of March 9, 2017 unless otherwise stated.

The management of Rogers Communications Inc. is soliciting the proxy of holders of Class A Voting Shares for use at the annual general meeting of shareholders to be held on April 19, 2017 (the meeting). We will pay the cost of proxy solicitation. The solicitation will be mainly by mail however, we may solicit proxies by telephone, in writing or in person by our directors, officers or designated agents, at nominal cost.

In this document:

•	we, us, our, Rogers, RCI, and the Company refers to Rogers Communications Inc.;

•	you and yours refers to a shareholder of Rogers Communications Inc.; and

•	circular means this information circular.

Certain metrics discussed in this circular, such as adjusted operating profit and free cash flow, are “Non-GAAP Measures” and should not be considered substitutes or alternatives for GAAP measures. They are not defined terms under International Financial Reporting Standards (IFRS) and do not have standard meanings, so may not be a reliable way to compare us to other companies. For a complete discussion surrounding the metrics and how they are calculated, please see “Non-GAAP Measures” in our Management’s Discussion and Analysis for the fiscal year ended December 31, 2016 (2016 MD&A).

NOTICE-AND-ACCESS

Rogers is using the “notice-and-access” provisions of Canadian securities rules that came into effect on February 11, 2013, under National Instrument 54-101 — “Communication with Beneficial Owners of Securities of a Reporting Issuer” and National Instrument 51-102 — “Continuous Disclosure Obligations”, for distribution of the meeting materials to Shareholders. Under notice-and-access, Canadian companies are no longer required to distribute physical paper copies of certain annual meeting-related materials, such as information circulars and annual financial statements unless specifically requested. Instead, they may post electronic versions of such material on a website for investor access and review and will make such documents available in hard copy upon request. Using notice-and-access directly benefits Rogers through a substantial reduction in both postage and material costs and also helps the environment through a substantial decrease in the amount of paper documents that are ultimately discarded. Shareholders who have already signed up for electronic delivery of shareholder materials will continue to receive them by email. If you have not signed up for electronic delivery and wish to do so, Rogers encourages you to do so as instructed on the inside front cover of this circular.

WEBSITE WHERE INVESTOR MATERIALS ARE POSTED

Electronic copies of investor materials related to this meeting, including this circular and Rogers’ annual report to shareholders, which includes our 2016 audited financial statements, can be found, reviewed, and downloaded from rogers.com/shareholder-materials or under the Rogers Communications Inc. profile on SEDAR at sedar.com or on EDGAR at sec.gov. We have added enhanced electronic features that will make searching for relevant sections and specific items much easier than finding such information in paper versions of these documents.

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PAPER COPIES OF INVESTOR MATERIALS

Should you wish to receive paper copies of certain investor materials or have any questions related to this meeting please contact us at investor.relations@rci.rogers.com, or at 1.888.935.7777, prior to April 3, 2017 and we will send them, at no charge, within three business days, giving you sufficient time to vote your proxy. Following the meeting the documents will remain available at the website listed above for a period of at least one year.

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Voting Information

REGISTERED SHAREHOLDERS

You are a registered shareholder if your shares are registered directly in your own name in the records of registered shareholders maintained for the Company by our Transfer Agent and Registrar, CST Trust Company.

WHO CAN VOTE?

If you were a registered holder of Class A Voting Shares (Class A Shares) at the close of business in Toronto, Ontario on March 1, 2017 (the record date) you will be entitled to attend and vote those Class A Shares at the meeting or any adjournments or postponements of the meeting. If you were a registered holder of Class B Non-Voting Shares (Class B Non-Voting Shares) on the record date, you will be entitled to attend the meeting or any adjournments or postponements of the meeting but will not be entitled to vote on any business. Voting is subject to certain restrictions described below. Shareholders wishing to attend the meeting in person will be required to produce a proxy, voter information form, or otherwise provide proof of share ownership to gain admission.

VOTING BY PROXY

If you are entitled to vote Class A Shares in person, you may appoint someone else to attend the meeting and cast your votes (a proxyholder).

Appointing a Proxyholder

If it is not convenient for you to attend the meeting in person, you may still and are encouraged to vote on the matters to be considered at the meeting in one of two ways:

1.	You may authorize the management representatives named on the enclosed proxy form to vote your Class A Shares. If you choose this option, there are four ways in which you can give your voting instructions:

•	Mail

Complete the enclosed proxy form by indicating how you want your shares voted. Sign, date, and return the proxy form in the envelope provided. The address for receiving proxies is Secretary of the Company, Rogers Communications Inc., c/o CST Trust Company, P.O. Box 721, Agincourt, Ontario, M1S 0A1, Canada.

•	Telephone (Canada and the United States only)

Call the toll-free number on the enclosed proxy form using a touchtone telephone and follow the voice instructions. Please have your Control Number ready to give your voting instructions on the telephone. This number is located on the bottom left of the enclosed proxy form. If your proxy form does not contain a Control Number you will not be able to vote by telephone.

•	Internet

Follow the instructions on the enclosed proxy form in order to give your voting instructions online. Please have your proxy form with you when you are ready to proceed, as it contains the information you will need to give your voting instructions online.

•	Fax/Email

Complete the enclosed proxy form by indicating how you want your shares voted. Sign and date the proxy form. Fax the completed proxy form to CST Trust Company at 416.368.2502 or toll-free from Canada or the United States at 1.866.781.3111, or scan and email it to proxy@canstockta.com.

or

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2.	You may appoint another person to attend the meeting on your behalf and vote your Class A Shares. If you choose this option, you can appoint your proxyholder by mail, fax, or online, as described above. If you mail or fax the proxy form, you must strike out the preprinted names and print that person’s name in the blank space provided on the back of the enclosed proxy form, and you may indicate how you want your shares voted. Sign, date, and return the proxy form in the envelope provided or fax the proxy form as described above. You may also appoint a second person to be your alternate proxyholder. Neither your proxyholder nor alternate proxyholder need be a shareholder. The person you appoint must attend the meeting and vote on your behalf in order for your votes to be counted. Proxyholders should register with representatives of CST Trust Company when they arrive at the meeting.

Unless you attend the meeting to vote in person, please remember that your proxy or voting instructions must be received by no later than 2:00 p.m. (Eastern Time) on April 18, 2017.

Your Voting Choices

You may instruct the proxyholder how you want to vote by marking the appropriate box or boxes on the proxy form. The proxyholder must vote (or withhold from voting) your Class A Shares as you instruct, on any vote on a poll, and, if you specify a choice with respect to any matter to be acted upon, your Class A Shares will be voted accordingly. If you do not mark a box, your proxyholder may decide how to vote your Class A Shares.

If the management representatives named in the proxy form are your proxyholders, they will vote your Class A Shares as follows, unless you have marked the boxes with different choices:

•	FOR the election as directors of the proposed nominees shown in this circular

•	FOR the appointment of KPMG LLP as auditors

•	FOR management’s proposals generally

Amendments or New Business

On any amendments or variations proposed or new business properly before the meeting, your proxyholder can decide how to vote your Class A Shares. Management is not aware of any amendments, variations, or other business.

Changing Your Mind

You may revoke your proxy form:

•

by delivering a subsequent completed and signed proxy form, to supersede the original proxy vote, with a later date to either our registered office at 2900-550 Burrard Street, Vancouver, British Columbia V6C 0A3, Canada (Attention: Mr. Donald M. Dalik), or to the place identified above under Appointing a Proxyholder by 2:00 p.m. (Eastern Time) on April 18, 2017 or to the chairman or scrutineer at the meeting before any vote (for which the proxy is to be used) is taken;

•

by delivering a written revocation to either our registered office at 2900-550 Burrard Street, Vancouver, British Columbia V6C 0A3, Canada (Attention: Mr. Donald M. Dalik), or to the place identified above under Appointing a Proxyholder by 2:00 p.m. (Eastern Time) on April 18, 2017 or to the chairman or scrutineer at the meeting before any vote (for which the proxy is to be used) is taken;

•	by attending the meeting in person and participating in a vote; or

•	as our Articles permit or as otherwise permitted by law.

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BENEFICIAL OWNERS (NON-REGISTERED HOLDERS)

Only registered holders of Class A Shares or their proxyholders may vote at the meeting. In many cases, the Class A Shares are registered in the name of your representative, such as a broker, bank, trust company, or trustee, rather than in your name. As noted above, since Rogers is using notice-and-access this year, we are not mailing hard copies of information circulars and annual financial statements to shareholders unless specifically requested.

We are not sending notices of the meeting or proxy forms directly to non-objecting beneficial owners (NOBOs) as permitted under National Instrument 54-101. Instead, we have distributed copies of the notice of meeting to the intermediaries for onward distribution to non-registered shareholders. Intermediaries are required to forward these materials along with a voting instruction form to all non-registered shareholders for whom they hold shares unless they have waived the right to receive them. We do not pay for intermediaries to deliver proxy-related materials to objecting beneficial owners (OBOs).

Generally, non-registered shareholders who have not waived the right to receive meeting materials will receive a voting instruction form from their intermediary, or its agent on behalf of their intermediary, asking for their voting instructions. Non-registered shareholders who receive materials from their intermediary or their agent should complete the voting instruction form and submit it to them as instructed on the voting instruction form. The intermediary or its agent is responsible for tabulating the voting instructions it receives and providing appropriate instructions to our transfer agent, CST Trust Company.

HOW DOES A NON-REGISTERED HOLDER OF CLASS A SHARES GIVE VOTING INSTRUCTIONS?

Your representative may have sent to you the notice of meeting including a voting instruction form or a blank proxy form signed by the representative. You may provide your voting instructions by filling in the appropriate boxes. Please follow your representative’s instructions for signing and returning the applicable materials. Sometimes you may be allowed to give your instructions by Internet or telephone.

HOW DOES A NON-REGISTERED HOLDER OF CLASS A SHARES VOTE IN PERSON AT THE MEETING?

You can request your representative to appoint you as its proxyholder. Insert your own name as proxyholder on the voting instruction form or proxy form you received from your representative and then follow your representative’s instructions.

CHANGING YOUR MIND AS A NON-REGISTERED HOLDER

As a non-registered shareholder of Class A Shares, you may change your voting instructions or decide to vote in person by giving written notice to your representative. However, your representative may not be able to act unless it receives written notice from you seven days or more before the meeting.

HOW VOTES ARE COUNTED

CLASS A SHARES

Each Class A Share is entitled to 50 votes on a poll.

RESTRICTIONS ON THE TRANSFER, VOTING, OWNERSHIP AND ISSUE OF SHARES

We have ownership interests in several Canadian entities licenced or authorized to operate under applicable communications laws (the Laws) including the:

•	Telecommunications Act (Canada);

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•	Broadcasting Act (Canada); and

•	Radiocommunication Act (Canada).

The Laws have foreign ownership limits (the Limits) for various classes of licensed or authorized entities. You can obtain a copy of the Limits from our Secretary.

The Laws also impose a number of restrictions on changes in effective control of licensees or authorized entities, and the transfer of licences held by them. Our Articles therefore impose restrictions on the issue and transfer of our shares and the exercise of voting rights to ensure that we, and any Canadian corporation in which we have any interest, are:

•	qualified to hold or obtain any telecommunications, cable television, or broadcasting licence or authorized to operate a similar entity under the Laws; and

•	not in breach of the Laws or any licences issued to us or to any of our Canadian subsidiaries, associates, or affiliates under the Laws.

If our Board of Directors (the Board) considers that our ability or our subsidiaries’ abilities to hold and obtain licences, or to remain in compliance with the Laws, may be in jeopardy, the Board may invoke the restrictions in our Articles on the transfer, voting, and issuance of our shares.

OUTSTANDING SHARES AND MAIN SHAREHOLDERS

On March 1, 2017, 112,411,992 Class A Shares were outstanding. Voting control of the Company is held by the Rogers Control Trust. The information below regarding the Rogers Control Trust and the estate arrangements of the late Ted Rogers has been provided to RCI by representatives of the estate.

Voting control of RCI and its subsidiaries is held by the Rogers Control Trust. The trustee of the Rogers Control Trust (the Trustee) is the trust company subsidiary of a Canadian chartered bank and members of the family of the late Ted Rogers are beneficiaries. As at March 1, 2017, the Rogers Control Trust and private Rogers family holding companies controlled by the Rogers Control Trust together owned 102,232,198 Class A Shares, representing approximately 90.94% of the outstanding Class A Shares, and 38,508,700 Class B Non-Voting Shares, representing approximately 9.57% of the outstanding Class B Non-Voting Shares.

The Rogers Control Trust holds voting control of the Rogers group of companies for the benefit of successive generations of the family of the late Ted Rogers. The equity of the private Rogers family holding companies is owned by members of the Rogers family and trusts for their benefit.

The governance structure of the Rogers Control Trust comprises the Control Trust Chair, the Control Trust Vice-Chair, the Trustee, and a committee of advisors appointed in accordance with the estate arrangements from among members of the Rogers family, individual trustees of a trust for the benefit of Rogers family members, and other individuals (the Advisory Committee).

The Control Trust Chair acts in effect as chief executive of the Rogers Control Trust and has responsibility under the estate arrangements as representative of the controlling shareholder. The Control Trust Chair’s duties also include liaising with Rogers family members and the voting of proxies in respect of the Class A Shares held by the private Rogers family holding companies. The Control Trust Chair has the duty to vote the proxies on the election of directors of RCI and to approve, disapprove, or otherwise use reasonable efforts to influence other matters affecting RCI, in each case in his or her discretion, subject to the obligations imposed on the Control Trust Chair under the estate arrangements and the authority of the Advisory Committee as described in more detail below. The Control Trust Vice-Chair assists the Control Trust Chair in the performance of his or her duties. Both the Control Trust Chair and the Control Trust Vice-Chair are accountable to the Advisory Committee. Currently, Edward S. Rogers is the Control Trust Chair and Melinda M. Rogers is the Control Trust Vice-Chair.

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The Control Trust Chair is obligated to vote the proxies in respect of the Class A Shares held by the private Rogers family holding companies so as to elect as directors of RCI those individuals serving from time to time as Control Trust Chair, Control Trust Vice-Chair, individual trustees of a trust for the benefit of Rogers family members, and the chief executive officer of the private Rogers family holding companies. A majority of those individuals are currently serving as directors of RCI.

The Control Trust Chair is also obligated to use reasonable efforts to procure the appointment of the Control Trust Chair and the Control Trust Vice-Chair to the Finance and Nominating Committees of the Board (with the Control Trust Chair appointed as chair of these committees). In addition, the estate arrangements provide that the Control Trust Chair should be a senior officer of RCI, such as the Chairman or Deputy Chairman of the Board, or a member of senior management of RCI.

The Advisory Committee is responsible for the appointment and removal of the Control Trust Chair and the Control Trust Vice-Chair (with preference being given to members of the Rogers family in accordance with the order of priority set out in the estate arrangements), the approval on behalf of the Rogers Control Trust of certain significant transactions affecting RCI, including any transaction that would result in a change of control of RCI or any of its material subsidiaries or the sale by any of them of all or substantially all of its assets, or the acquisition by any of them of significant assets, and the imposition of conditions, if any, on the voting of proxies by the Control Trust Chair. Decisions of the Advisory Committee generally require approval by two-thirds of its members as well as the concurrence of the Trustee. The current members of the Advisory Committee are: Loretta A. Rogers, Lisa A. Rogers, Edward S. Rogers, Melinda M. Rogers, Martha L. Rogers and David A. Robinson (Rogers family members); Alan D. Horn, Thomas I. Hull and John H. Tory (trustees of a trust for the benefit of Rogers family members); and Philip B. Lind and Peter C. Godsoe.

The Trustee is responsible for the administration of the Rogers Control Trust. Its responsibilities include appointing individuals as Control Trust Chair, Control Trust Vice-Chair, and Advisory Committee members in accordance with the estate arrangements, executing proxies in favour of the Control Trust Chair, imposing conditions on the voting of proxies as directed by the Advisory Committee, and preparing reports for the Advisory Committee on the stewardship of the Control Trust Chair and the performance of the Rogers group of companies.

The Rogers Control Trust satisfies the Limits that apply to RCI and its regulated subsidiaries.

RESTRICTED SHARE DISCLOSURE

Holders of Class B Non-Voting Shares are entitled to receive notice of and to attend meetings of our shareholders, but, except as required by law or as stipulated by stock exchanges, are not entitled to vote at such meetings. If an offer is made to purchase outstanding Class A Shares, there is no requirement under applicable law or the Company’s constating documents that an offer be made for the outstanding Class B Non-Voting Shares and there is no other protection available to holders of Class B Non-Voting Shares under the Company’s constating documents. If an offer is made to purchase both Class A Shares and Class B Non-Voting Shares, the offer for the Class A Shares may be made on different terms than the offer to the holders of Class B Non-Voting Shares.

Further information as to our capital structure is contained in Note 23 to our 2016 Audited Consolidated Financial Statements.

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Business of the Meeting

1. ELECTION OF DIRECTORS

In accordance with our Articles, the Board has set the number of directors to be elected at the meeting at 15. J. Guy Laurence resigned from the Board effective October 16, 2016. C. William D. Birchall will not be seeking re-election. All of the current directors retire at the meeting but are eligible for re-election. Unless his or her office is vacated in accordance with applicable laws or the Articles, each director elected at the meeting will hold office until the next annual general meeting of the shareholders of the Company or until his or her successor is elected or appointed.

Holders of Class A Shares vote for individual directors. The Board has adopted a majority voting policy, under which a director who is elected in an election with more votes withheld than in favour of his or her election is expected to tender his or her resignation to the Chair of the Board. The Board will refer the resignation to the Corporate Governance Committee for consideration. The Board will promptly accept the resignation unless the Corporate Governance Committee determines that there are circumstances that justify either the delay of the acceptance of the resignation or the rejection of it. The Board will make a decision within 90 days after the meeting and issue a press release either announcing the resignation or explaining why it has not been accepted. This policy does not apply where an election involves a proxy battle (i.e. where proxy material is circulated in support of one or more nominees who are not part of the director nominees supported by the Board).

We do not currently have a mandatory retirement policy for our directors. The management representatives named in the enclosed proxy form intend (subject to contrary instructions) to vote FOR the election of the 15 proposed nominees.

THE PROPOSED NOMINEES

This section provides information on each person nominated by management for election as a director.

Bonnie R. Brooks, C.M. Age: 63 Toronto, Ontario, Canada Director since: 2015 (2 years) Independent		Ms. Brooks is the Chair of the Liquor Control Board of Ontario, appointed in August 2016. Ms. Brooks has more than 30 years of executive leadership in media, marketing, and merchandising. Most recently Ms. Brooks was the Vice Chairman of Hudson’s Bay Company (Saks Fifth Avenue, Lord and Taylor USA, Kaufhof Galleria Germany, and Hudson’s Bay Canada) from February 2014 until December 2016. Ms. Brooks joined Hudson’s Bay in September 2008 as CEO and President and, in January 2012, was appointed President of Hudson’s Bay Company for both Hudson’s Bay and Lord and Taylor in the US. Ms. Brooks is the former Chair of the Board of Trustees of the Royal Ontario Museum. Ms. Brooks is a recipient of the Queen Elizabeth II Diamond Jubilee Medal for her role in philanthropy and in supporting the Canadian Olympic Association and in December 2016, Ms. Brooks was appointed to the Order of Canada. Ms. Brooks holds an M.B.A. from the University of Western Ontario and two honorary Doctorate Degrees (L.L.D. from the University of Guelph and D.C.L. from St. Mary’s University, Halifax).
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Board		9 of 9	100%	Abercrombie & Fitch Co.
		Human Resources		5 of 5	100%	(NYSE:ANF) Chicos FAS Inc. (NYSE:CHS)
		Combined Total		14 of 14	100%	Riocan Real Estate Investment Trust (TSX:REI)
		Skills and Experience: consumer/retail, marketing, senior executive[1], director[2]
Equity Ownership:
Year	Class A Shares[3]	Class B Non-Voting Shares[3]	Deferred Share Units[3]	Equity at Risk[3]	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of the applicable Cash Retainer
2016	–	1,150	3,096	$213,026	6.0	Yes[5]	3.3
2017	–	1,309	6,348	$432,987	6.0	Yes[5]	5.4
Change	–	159	3,252	$219,961
Voting Results of the Annual General Meeting of Shareholders held April 19, 2016:
					Votes for	Votes withheld	Total votes cast
Number of votes					109,357,278	5,685	109,362,963
Percentage of votes					99.995%	0.005%	100%

12    ROGERS COMMUNICATIONS INC.    2017 MANAGEMENT INFORMATION CIRCULAR

Robert Kenneth Burgess[6] Age: 59 Woodside, California, United States Director since: 2016 (1 year) Independent		Mr. Burgess has been a director of RCI since April 2016. Mr. Burgess has been an independent consultant since December 2005. He served as Chief Executive Officer of Macromedia, Inc., a provider of Internet and multimedia software, from November 1996 to January 2005. Mr. Burgess also served on the Board of Directors of Macromedia commencing November 1996, was Chairman of the Board commencing July 1998 and was Executive Chairman commencing January 2005, until December 2005 when Micromedia, Inc. was acquired by Adobe Systems Incorporated. Mr. Burgess holds a B.Com. and an honorary Doctor of Laws from McMaster University.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Board		6 of 6	100%	Adobe Systems Incorporated
		Audit & Risk		4 of 4	100%	(NASDAQ: ADBE) NVIDIA Corporation
						(NASDAQ: NVDA)
		Combined Total		10 of 10	100%

		Skills and Experience: technology, senior executive[1], director[2]
Equity Ownership:
Year	Class A Shares[3]	Class B Non-Voting Shares[3]	Deferred Share Units[3]	Equity at Risk[3]	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of the applicable Cash Retainer
2016	–	–	–	n/a	n/a	n/a	n/a
2017	–	–	2,917	$165,394	6.0	Yes[5]	2.1
Change	–	–	2,917	$165,394
Voting Results of the Annual General Meeting of Shareholders held April 19, 2016:
					Votes for	Votes withheld	Total votes cast
Number of votes					109,361,618	1,345	109,362,963
Percentage of votes					99.999%	0.001%	100%

John Henry Clappison Age: 70 Toronto, Ontario Canada Director Since: 2006 (11 years) Independent		Mr. Clappison is a corporate director. Mr. Clappison was also appointed a director of Rogers Bank in April 2013. Mr. Clappison was associated with PricewaterhouseCoopers LLP from 1968 until his retirement in 2005. From 1990 to 2005, Mr. Clappison was the Greater Toronto Area Managing Partner of PricewaterhouseCoopers LLP. Mr. Clappison is a Chartered Professional Accountant, Chartered Accountant and a Fellow of the Chartered Professional Accountants of Ontario.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Board		9 of 9	100%	Sun Life Financial Inc.
		Audit and Risk		8 of 8	100%	(TSX/NYSE/Other:SLF)
		Pension		3 of 3	100%	Cameco Corporation
		Corporate Governance		5 of 5	100%	(TSX/NYSE:CCO)

		Combined Total		25 of 25	100%

		Skills and Experience: accounting, finance, senior executive[1], director[2]
Equity Ownership:
Year	Class A Shares[3]	Class B Non-Voting Shares[3]	Deferred Share Units[3]	Equity at Risk[3]	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of the applicable Cash Retainer
2016	400	1,200	30,089	$1,586,971	6.0	Yes	24.4
2017	400	1,303	33,475	$1,993,293	6.0	Yes	24.9
Change	–	103	3,386	$406,322
Voting Results of the Annual General Meeting of Shareholders held April 19, 2016:
					Votes for	Votes withheld	Total votes cast
Number of votes					109,357,428	5,535	109,362,963
Percentage of votes					99.995%	0.005%	100%

2017 MANAGEMENT INFORMATION CIRCULAR    ROGERS COMMUNICATIONS INC.    13

Robert Dépatie Age: 58 Montreal, Quebec Canada New Nominee Independent		Mr. Dépatie was President of Groupe St-Hubert from February 2015 to June 2015. Mr. Dépatie was President and CEO of Quebecor Inc. and Quebecor Media Inc. from May 2013 to April 2014, as well as President and CEO of Vidéotron ltee from June 2003 to May 2013. He joined Vidéotron in December 2001 as Senior Vice President, Sales, Marketing and Customer Service. Prior to joining Vidéotron ltee, Mr. Dépatie held many high level positions in the food distribution industry, including President of Distributions Alimentaires Le Marquis/Planters and Executive VP at Heinz Canada from 1993 to 1998.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)

Skills and Experience: marketing, telecommunications, senior executive[1], director[2]
Equity Ownership:
Year	Class A Shares[3]	Class B Non-Voting Shares[3]	Deferred Share Units[3]	Equity at Risk[3]	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of the applicable Cash Retainer
2017	–	–	–	n/a	n/a	n/a	n/a

Robert Joseph Gemmell Age: 60 Oakville, Ontario Canada New Nominee Independent		Mr. Gemmell, now retired, spent 25 years as an investment banker in the United States and in Canada. Most recently, he was President and Chief Executive Officer of Citigroup Global Markets Canada and its predecessor companies (Salomon Brothers Canada and Salomon Smith Barney Canada) from 1996 to 2008. In addition, he was a member of the Global Operating Committee of Citigroup Global Markets from 2006 to 2008. Mr. Gemmell holds a B.A. from Cornell University, a LL.B from Osgoode Hall Law School and an M.B.A. from Schulich School of Business.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
Agnico Eagle Mines Limited
(TSX/NYSE:AEM)
Newalta Corporation (TSX:NAL)

Skills and Experience: finance, senior executive[1], director[2]
Equity Ownership:
Year	Class A Shares[3]	Class B Non-Voting Shares[3]	Deferred Share Units[3]	Equity at Risk[3]	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of the applicable Cash Retainer
2017	–	11,000	–	n/a	n/a	n/a	n/a

14    ROGERS COMMUNICATIONS INC.    2017 MANAGEMENT INFORMATION CIRCULAR

Alan D. Horn Age: 65 Toronto, Ontario Canada Director Since: 2006 (11 years) Non-Independent		Mr. Horn was appointed Interim President and Chief Executive Officer of the Company in October 2016. He has served as Chairman of the Board of RCI and President and Chief Executive Officer of Rogers Telecommunications Limited and certain private companies which control RCI since March 2006. In addition, Mr. Horn was appointed a director of Rogers Bank on April 24, 2013. Mr. Horn was Vice President, Finance and Chief Financial Officer of the Company from September 1996 to March 2006. Mr. Horn was Acting President and Chief Executive Officer of RCI from October 2008 to March 2009. Mr. Horn is a member of the Advisory Committee of the Rogers Control Trust[7]. Mr. Horn is a Chartered Professional Accountant and Chartered Accountant. Mr. Horn received a B.Sc. with First Class Honours in Mathematics from the University of Aberdeen, Scotland.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Board Pension Committee Finance Committee Combined Total		9 of 9 3 of 3 3 of 3 15 of 15	100% 100% 100% 100%	Fairfax Financial Holdings Limited (TSX:FFH) Fairfax India Holdings Corporation (TSX:FIH) CCL Industries Inc. (TSX:CCL)

		Skills and Experience: telecommunications, finance, accounting, senior executive[1], director[2]
Equity Ownership:
Year	Class A Shares[3]	Class B Non-Voting Shares[3]	Deferred Share Units[3]	Equity at Risk[3]	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of the applicable Cash Retainer
2016	46,600[8]	1,304,255	48,879	$70,620,341	6.0	Yes	282.5
2017	46,600[8]	1,304,255	54,792	$78,523,088	6.0	Yes	314.1
Change	–	–	5,913	$7,902,747
Voting Results of the Annual General Meeting of Shareholders held April 19, 2016:
					Votes for	Votes withheld	Total votes cast
Number of votes					109,356,523	6,440	109,362,963
Percentage of votes					99.994%	0.006%	100%

Philip Bridgman Lind, C.M. Age: 73 Toronto, Ontario Canada Director Since: 1979 (38 years) Non-Independent		Mr. Lind serves as Vice-Chairman of the Company and is a member of the Advisory Committee of the Rogers Control Trust[7]. Mr. Lind joined the Company in 1969 as Programming Chief and has served as Secretary of the Board and Senior Vice President, Programming and Planning. Mr. Lind is also Chairman of the Board of the CCPTA (Channel 17, WNED) and a director of the Atlantic Salmon Federation, Vancouver Art Gallery Board, Art Gallery of Ontario and The US Cable Center, Denver. Mr. Lind holds a B.A. (Political Science and Sociology) from the University of British Columbia and a M.A. (Political Science) from the University of Rochester. In 2002, he received a LL.D, honoris causa, from the University of British Columbia. In 2002, Mr. Lind was appointed to the Order of Canada. In 2012, he was inducted into the U.S. Cable Hall of Fame, the third Canadian to be so honoured.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Board Combined Total		9 of 9 9 of 9	100% 100%	Brookfield Asset Management Inc. (TSX/NYSE:BAM)

		Skills and Experience: cable, broadcasting, senior executive[1], director[2]
Equity Ownership:
Year	Class A Shares[3]	Class B Non-Voting Shares[3]	Deferred Share Units[3]	Equity at Risk[3]	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of the applicable Cash Retainer
2016	380,520	926	–	$19,217,333	6.0	Yes	295.7
2017	380,520	926	–	$21,493,982	6.0	Yes	268.7
Change	–	–	–	$2,276,649
Voting Results of the Annual General Meeting of Shareholders held April 19, 2016:
					Votes for	Votes withheld	Total votes cast
Number of votes					109,360,723	2,240	109,362,963
Percentage of votes					99.998%	0.002%	100%

2017 MANAGEMENT INFORMATION CIRCULAR    ROGERS COMMUNICATIONS INC.    15

John A. MacDonald Age: 63 Toronto, Ontario Canada Director Since: 2012 (5 years) Independent		Mr. MacDonald is an experienced senior executive who has worked at some of Canada’s largest technology organizations. Mr. MacDonald was President, Enterprise Division of MTS Allstream when he retired in December 2008. In November 2002, Mr. MacDonald joined AT&T Canada as President and Chief Operating Officer. The company was re-branded Allstream in 2003 and was subsequently acquired by MTS the following year. Mr. MacDonald joined Bell Canada as Chief Technology Officer in 1994 and retired from Bell in 1999 as President and Chief Operating Officer. Prior to his work at Bell, he spent 18 years at NBTel, rising to the position of Chief Executive Officer in 1994. Mr. MacDonald is also a director of BookJane Inc. Mr. MacDonald holds a B.Sc. in Electrical Engineering from Dalhousie University and a B.A. in Engineering from the Technical University of Nova Scotia.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Board		9 of 9	100%	Magor Corporation (TSX Venture: BVC)
		Audit and Risk		8 of 8	100%
		Nominating		2 of 2	100%
		Human Resources		5 of 5	100%

		Combined Total		24 of 24	100%
		Skills and Experience: telecommunications, senior executive[1], director[2]
Equity Ownership:
Year	Class A Shares[3]	Class B Non-Voting Shares[3]	Deferred Share Units[3]	Equity at Risk[3]	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of the applicable Cash Retainer
2016	–	520	12,349	$644,435	6.0	Yes	9.9
2017	–	720	15,221	$903,214	6.0	Yes	11.3
Change	–	200	2,872	$258,779
Voting Results of the Annual General Meeting of Shareholders held April 19, 2016:
					Votes for	Votes withheld	Total votes cast
Number of votes					109,361,628	1,335	109,362,963
Percentage of votes					99.998%	0.002%	100%

Isabelle Marcoux Age: 47 Montreal, Quebec Canada Director Since: 2008 (9 years) Independent		Ms. Marcoux is Chair of Transcontinental Inc., a major Canadian printing, publishing and flexible packaging company, and was previously Vice Chair from 2007 and Vice President, Corporate Development from 2004. Between 1997 and 2004, Ms. Marcoux held the positions of Director, Mergers and Acquisitions and Legal Counsel and Assistant Secretary at Transcontinental Inc. Prior to joining Transcontinental Inc., Ms. Marcoux practiced corporate and securities law at McCarthy Tétrault LLP. Ms. Marcoux serves as a director of the Montreal Children’s Hospital Foundation. In 2016 Ms. Marcoux was co-chair of Centraide of Greater Montreal’s campaign, one of the largest annual fund drives in Quebec. In 2016 Ms. Marcoux was awarded the Medal of the National Assembly in Quebec, recognizing the impact of her continuous community involvement and was also recognized as one of Canada’s 100 most powerful women by the Women’s Executive Network. Ms. Marcoux was awarded the Visionary Award for Strategic Leadership presented by the Women Corporate Directors Foundation for 2017. Ms. Marcoux holds a B.A. in Economics and Political Sciences and a B.A. in Civil Law, both from McGill University.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Board		9 of 9	100%	Transcontinental Inc. (TSX:TCL) George Weston Limited (TSX:WN) Power Corporation of Canada (TSX:POW)
		Corporate Governance		5 of 5	100%
		Human Resources		5 of 5	100%

		Combined Total		19 of 19	100%

		Skills and Experience: law, publishing, senior executive[1], director[2]
Equity Ownership:
Year	Class A Shares[3]	Class B Non-Voting Shares[3]	Deferred Share Units[3]	Equity at Risk[3]	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of the applicable Cash Retainer
2016	–	–	27,801	$1,391,718	6.0	Yes	21.4
2017	–	–	32,078	$1,818,823	6.0	Yes	22.7
Change	–	–	4,277	$427,105
Voting Results of the Annual General Meeting of Shareholders held April 19, 2016:
					Votes for	Votes withheld	Total votes cast
Number of votes					109,357,398	5,565	109,362,963
Percentage of votes					99.995%	0.005%	100%

16    ROGERS COMMUNICATIONS INC.    2017 MANAGEMENT INFORMATION CIRCULAR

The Honourable David Robert Peterson, P.C., Q.C. Age: 73 Toronto, Ontario Canada Director Since: 1991 (26 years) Independent		Mr. Peterson is Chairman Emeritus of the law firm Cassels Brock & Blackwell LLP. Mr. Peterson is Chancellor Emeritus of the University of Toronto and also a director of St. Michael’s Hospital Foundation in Toronto. Mr. Peterson holds a B.A. from the University of Western Ontario and a LL.B. from the University of Toronto, was called to the Bar of Ontario in 1969, appointed Queen’s Counsel in 1980, and summoned by Her Majesty to the Privy Council in 1992. Mr. Peterson served as Premier of the Province of Ontario from 1985 to 1990.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Board Pension Nominating Combined Total		9 of 9 3 of 3 2 of 2 14 of 14	100% 100% 100% 100%	Franco-Nevada Corporation (TSX:FNV) VersaPay Corporation (TSX Venture:VPY)

		Skills and Experience: law, senior executive[1], director[2], public sector[4]
Equity Ownership:
Year	Class A Shares[3]	Class B Non-Voting Shares[3]	Deferred Share Units[3]	Equity at Risk[3]	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of the applicable Cash Retainer
2016	–	76,900	92,259	$8,499,629	6.0	Yes	130.8
2017	–	76,900	99,075	$9,909,342	6.0	Yes	123.9
Change	–	–	6,816	$1,409,713
Voting Results of the Annual General Meeting of Shareholders held April 19, 2016:
					Votes for	Votes withheld	Total votes cast
Number of votes					109,356,806	6,157	109,362,963
Percentage of votes					99.994%	0.006%	100%

Edward S. Rogers[9] Age: 47 Toronto, Ontario Canada Director Since: 1997 (20 years) Non-Independent		Mr. Rogers serves as Deputy Chairman of RCI. Mr. Rogers is also Chairman of Rogers Bank, Chairman of the Toronto Blue Jays and is on the Board of Directors of Maple Leaf Sports & Entertainment, Cablelabs and the Hospital for Sick Children Foundation. He is the Control Trust Chair and a member of the Advisory Committee of the Rogers Control Trust[7]. Mr. Rogers previously served as President and Chief Executive Officer of Rogers Cable Communications Inc. during 2003 to 2009. He served as Vice President and General Manager, Paging, Data and Emerging Technologies of Rogers Wireless Inc. from 1996 to 1998; Vice President and General Manager, GTA of Rogers Cable Inc. from 1998 to 2000; and Senior Vice-President, Planning and Strategy of the Company from 2000 to 2002.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange: Symbol)
		Board Finance Nominating Combined Total		9 of 9 3 of 3 2 of 2 14 of 14	100% 100% 100% 100%	Nil

		Skills and Experience: cable, telecommunications, director[2]
Equity Ownership:
Year	Class A Shares[3]	Class B Non-Voting Shares[3]	Deferred Share Units[3]	Equity at Risk[3]	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of the applicable Cash Retainer
2016	2,000	1,002,015	–	$50,672,457	6.0	Yes	779.6
2017	2,000	1,502,442	–	$83,963,988	6.0	Yes	1,049.5
Change	–	500,427	–	$33,291,531
Voting Results of the Annual General Meeting of Shareholders held April 19, 2016:
					Votes for	Votes withheld	Total votes cast
Number of votes					109,360,736	2,227	109,362,963
Percentage of votes					99.998%	0.002%	100%

2017 MANAGEMENT INFORMATION CIRCULAR    ROGERS COMMUNICATIONS INC.    17

Loretta Anne Rogers[9] Age: 77 Toronto, Ontario Canada Director Since: 1979 (38 years) Non-Independent		Mrs. Rogers serves as a corporate director and is a member of the Advisory Committee of the Rogers Control Trust[7]. Mrs. Rogers is the former President of the Canadian Lyford Cay Foundation and remains a Board member, and sits on the Board of the American Lyford Cay Foundation. Mrs. Rogers is also a member of the Toronto General & Western Hospital Foundation and The Bateman Foundation. Mrs. Rogers holds a B.A. from the University of Miami, an honorary Doctor of Laws from the University of Western Ontario, and an honorary Doctor of Laws from Ryerson University.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Board		9 of 9	100%	Nil

		Combined Total		9 of 9	100%

		Skills and Experience: director[2]
Equity Ownership:
Year	Class A Shares[3]	Class B Non-Voting Shares[3]	Deferred Share Units[3]	Equity at Risk[3]	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of the applicable Cash Retainer
2016	2,000	29,045	79,679	$5,555,392	6.0	Yes	85.5
2017	2,000	68,535	85,398	$8,779,705	6.0	Yes	109.7
Change	–	39,490	5,719	$3,224,313
Voting Results of the Annual General Meeting of Shareholders held April 19, 2016:
					Votes for	Votes withheld	Total votes cast
Number of votes					109,360,356	2,607	109,362,963
Percentage of votes					99.998%	0.002%	100%

Martha Loretta Rogers[9] Age: 44 Toronto, Ontario Canada Director Since: 2008 (9 years) Non-Independent		Ms. Rogers is a member of the Advisory Committee of the Rogers Control Trust[7] and previously served as a director of Rogers Wireless Communications Inc. and Rogers Media Inc. She holds a Doctor of Naturopathic Medicine degree from the Canadian College of Naturopathic Medicine and a B.A. from the University of Western Ontario. Ms. Rogers serves on several charitable boards including as Chair of The Rogers Foundation, and as a director of the Canadian Lyford Cay Foundation, a member of the Advisory Board of Artists for Peace and Justice, and is Chair of Global Poverty Project Canada.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Board Combined Total		9 of 9 9 of 9	100% 100%	Nil

		Skills and Experience: director[2]
Equity Ownership:
Year	Class A Shares[3]	Class B Non-Voting Shares[3]	Deferred Share Units[3]	Equity at Risk[3]	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of the applicable Cash Retainer
2016	200	602,210	30,245	$31,917,679	6.0	Yes	491.0
2017	200	1,102,479	34,141	$63,476,418	6.0	Yes	793.5
Change	–	500,269	3,896	$31,558,739
Voting Results of the Annual General Meeting of Shareholders held April 19, 2016:
					Votes for	Votes withheld	Total votes cast
Number of votes					109,360,356	2,607	109,362,963
Percentage of votes					99.998%	0.002%	100%

18    ROGERS COMMUNICATIONS INC.    2017 MANAGEMENT INFORMATION CIRCULAR

Melinda Mary Rogers[9] Age: 46 Toronto, Ontario Canada Director Since: 2002 (15 years) Non-Independent		Ms. Rogers has been a director of RCI since May 2002. Ms. Rogers served as Senior Vice President, Strategy and Development from 2006 to 2014. She has been the Founder of Rogers Venture Partners since September 2011. Ms. Rogers joined RCI in 2000 as Vice President, Venture Investments and served as Vice President, Strategic Planning & Venture Investments from 2004 to 2006. In addition, Ms. Rogers has served as a board member and advisor for a number of companies. She is currently the Vice Chair of the Rogers Control Trust[7], Chair of the Jays Care Foundation, Chair of Texture by Next Issue Media and is a director of The Governing Council of the University of Toronto and Right to Play International. Ms. Rogers holds a B.A. from the University of Western Ontario and a M.B.A. from Joseph L. Rotman School of Management at the University of Toronto.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange: Symbol)
		Board		9 of 9	100%	Nil
		Nominating		2 of 2	100%
		Pension		3 of 3	100%
		Finance		3 of 3	100%

		Combined Total		17 of 17	100%
		Skills and Experience: telecommunications, finance, director[2]
Equity Ownership:
Year	Class A Shares[3]	Class B Non-Voting Shares[3]	Deferred Share Units[3]	Equity at Risk[3]	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of the applicable Cash Retainer
2016	200	603,960	4,427	$30,713,553	6.0	Yes	472.5
2017	200	1,104,312	4,591	$61,903,232	6.0	Yes	773.8
Change	–	500,352	164	$31,189,679
Voting Results of the Annual General Meeting of Shareholders held April 19, 2016:
					Votes for	Votes withheld	Total votes cast
Number of votes					109,360,636	2,327	109,362,963
Percentage of votes					99.998%	0.002%	100%

Charles Sirois, C.M. Age: 62 Montreal, Quebec Canada Director Since: 2012 (5 years) Independent		Mr. Sirois has served as Lead Director of the Company since April 2014. Mr. Sirois is founder, controlling shareholder and Chairman of Telesystem Ltd., a private family-owned media and technology holding company. Mr. Sirois is also founding Partner of Tandem Expansion Fund, a growth equity investor in high potential Canadian technology companies, Chairman and Co-founder of Pangea Agriculture Group, Founder and Chairman of Enablis Entrepreneurial Network, a not-for-profit organization dedicated to empowering entrepreneurship in Africa and Argentina, and Chairman of the Fondation de l’entrepreneurship. Mr. Sirois holds a Bachelor’s degree in Finance from Université de Sherbrooke, a Master’s degree in Finance from Université Laval, as well as honorary doctorates from Université du Québec à Montréal, the University of Ottawa, Concordia University, Université Laval and École de technologie supérieure. Mr. Sirois received the Order of Canada in 1994 and was appointed Knight of the Ordre national du Québec in 1998. In 2010, he was inducted into Canada’s Telecommunications Hall of Fame. He is also a recipient of the Queen Elizabeth II Diamond Jubilee Medal.
		Board/Committee Membership		Attendance		Public Board Memberships (Exchange:Symbol)
		Board Finance Corporate Governance Combined Total		9 of 9 3 of 3 5 of 5 17 of 17	100% 100% 100% 100%	Nil

		Skills and Experience: telecommunications, senior executive[1], director[2]
Equity Ownership:
Year	Class A Shares[3]	Class B Non-Voting Shares[3]	Deferred Share Units[3]	Equity at Risk[3]	Minimum Shareholding Requirements (multiple of annual retainer)	Meets Requirements	Equity at Risk as Multiple of the applicable Cash Retainer
2016	–	3,940	20,200	$1,210,064	6.0	Yes	11.5
2017	–	3,940	26,353	$1,714,107	6.0	Yes	14.3
Change	–	–	6,153	$504,043
Voting Results of the Annual General Meeting of Shareholders held April 19, 2016:
					Votes for	Votes withheld	Total votes cast
Number of votes					109,356,898	6,065	109,362,963
Percentage of votes					99.994%	0.006%	100%

[1]	Current or past senior officer or Chair of the board of directors of a major organization.

2017 MANAGEMENT INFORMATION CIRCULAR    ROGERS COMMUNICATIONS INC.    19

[2]	Current or past director of another major public, private, or non-profit organization.
[3]

All holdings are as of March 1, 2017. Equity at Risk is determined by adding the value of Class A Shares, Class B Non-Voting Shares, and DSUs (as defined below) beneficially owned. Certain directors have control or direction over Class B Non-Voting Shares which are not reported here and are not included in the determination of Equity at Risk. The value of the Class A Shares and Class B Non-Voting Shares is determined with reference to the closing price for those shares on the Toronto Stock Exchange on March 1, 2017, which were $56.35 and $55.81, respectively. The value of DSUs is the fair market value of a DSU on March 1, 2017, calculated based on the weighted average trading price of the Class B Non-Voting Shares on the Toronto Stock Exchange for the five trading days before March 1, 2017 which was $56.70. For 2016, Equity at Risk was calculated using the value of the Class A Shares and Class B Non-Voting Shares determined on March 2, 2016, which were $50.38 and $50.47, respectively, and using the fair market value of a DSU calculated based on the weighted average trading price of the Class B Non-Voting Shares on the Toronto Stock Exchange for the five trading days before March 2, 2016, which was $50.06.

[4]	Including crown corporations and educational institutions.
[5]

Ms. Brooks and Mr. Burgess each have five years from initial election to the Board to attain the required ownership. For additional information, see “Share Ownership Requirements” under “Director Compensation”.

[6]

Mr. Burgess was a director of Syncapse Corp. (Syncapse) prior to MNP Ltd. being appointed as a receiver of all the assets of Syncapse on July 23, 2013. A court approved sale was completed by the receiver on August 30, 2013.

[7]	Voting control of the Company is held by the Rogers Control Trust. For additional information, see “Outstanding Shares and Main Shareholders” above.
[8]	Class A Shares are held by a trust of which Mr. Horn is a trustee.
[9]

Each of Edward S. Rogers, Loretta A. Rogers, Martha L. Rogers, and Melinda M. Rogers, are immediate family members of each other and members of the family of the late Ted Rogers. For additional information, see “Outstanding Shares and Main Shareholders” above.

Each of the proposed nominees, other than Robert Dépatie and Robert J. Gemmell, is now a director and has been a director since the date indicated above. Information as to shares beneficially owned by each proposed nominee or over which each proposed nominee exercises control or direction, directly or indirectly, not being within our knowledge, has been furnished by the respective proposed nominees individually.

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2. APPOINTMENT OF AUDITORS

KPMG LLP was re-appointed at our Annual General Meeting of the Shareholders of the Company on April 19, 2016.

Upon the recommendation of the Audit and Risk Committee and approval by the Board, management proposes that KPMG LLP be re-appointed as auditors of the Company. The management representatives named in the enclosed proxy form intend (subject to contrary instructions) to vote FOR the appointment of KPMG LLP as auditors to act until the next Annual General Meeting.

The following table presents the amount of fees for professional services rendered by KPMG LLP for the audit of the annual financial statements and fees billed for other services rendered by KPMG LLP.

	2016		2015
Auditors’ Fees	($)%		($)%
Audit Fees[1]	5,337,800	76.2	5,357,800	81.1
Audit-Related Fees[2]	996,420	14.2	1,058,533	16.0
Tax Fees[3]	83,110	1.2	191,407	2.9
All Other Fees[4]	590,107	8.4	–	–
Total	7,007,437	100.0	6,607,740	100.0

[1]

Consists of fees related to audits in connection with registration statements and other filings with various regulatory authorities, quarterly reviews of interim financial statements, and consultations related to accounting matters impacting the consolidated financial statements.

[2]

Consists primarily of pension plan audits, audits and reviews of subsidiaries for statutory or regulatory reporting, French translation of certain filings with regulatory authorities, other assurance engagements, due diligence services in respect of potential acquisitions, and consultations regarding accounting standards not yet effective.

[3]	Consists of fees for tax consultation and compliance services, including indirect taxes.
[4]	Consists of fees mainly for operational advisory and risk management services.

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Executive Compensation

HUMAN RESOURCES COMMITTEE LETTER TO SHAREHOLDERS

On behalf of the Human Resources Committee and the Board of Directors, we are pleased to provide an overview of our key accomplishments, highlight changes to compensation programs, and describe how our 2016 executive compensation aligns with our performance for the year and rewards our management team. Further details are provided in the “Compensation Discussion & Analysis” section.

KEY ACCOMPLISHMENTS

2016 was the second full year of implementation of our strategic plan, and we continued to make solid progress towards our long-term objectives. We are confident that our strategic plan, with the accomplishments highlighted below, continues to position Rogers for success in the upcoming years.

Financial Performance	• Revenue increased by 2% this year, reflecting revenue growth of 3% in Wireless, 2% in Business Solutions, and 3% in Media, while Cable revenue decreased marginally

•      Adjusted operating profit increased by 1% this year, resulting from higher adjusted operating profit in Wireless, Cable, and Business Solutions, partially offset by lower adjusted operating profit in Media

Total Shareholder Return	• Total Shareholder Return (TSR) was up 13% in 2016, and up 22% over the 2014 – 2016 period
Be a Strong Canadian Growth Company	• 100% achievement of our 2016 guidance on selected full year metrics and achieved our best subscriber metrics in recent years • Grew revenue and free cash flow by 2%

• In our largest segment, Wireless, we grew service revenue by 5%, the subscriber base by 4% and postpaid ARPA by 6%

• In Internet, the growth engine of our Cable segment, we grew revenue by 11% and the subscriber base by 5%
Overhaul the Customer Experience

•      Expanded Roam Like Home to over 100 destinations in Europe, Asia, Mexico, South America, and Latin America. We also introduced Fido Roam, allowing customers to use existing data, talk, and text from their Fido Pulse plans while traveling, further simplifying how Wireless consumers use the Internet, make calls, and send texts and emails

• Reduced the number of times our customers needed to contact us by 13%

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Drive Growth in the Business Market	• Launched Rogers Unison, a new mobile solution that brings the features of a traditional landline office phone to one’s mobile phone

•      Launched Rogers Public Cloud, a new data sovereign, cloud infrastructure as-a-service solution that lets businesses securely manage critical data, applications, servers, systems software, and network resources over the Internet

•      Launched Rogers Ignite Gigabit Internet to small business customers in Ontario, enabling them to leverage blazing-fast Internet speeds and unlimited data usage to improve productivity with faster file transfers, real-time data backup for business continuity, and high-quality video conferencing

• Introduced the first in a series of “leapfrog” technologies with the launch of managed Wi-Fi services and cloud managed cybersecurity services
Invest in and Develop Our People	• Successfully met the 2% employee engagement improvement score for 2016

• Recognized again as one of Canada’s Top Employers for 2017 and as a Top Employer for Young People in January 2017 by the editors of Canada’s Top 100 Employers

• Selected as one of Canada’s Best Diversity Employers for 2016 in a report released by Mediacorp Inc. for recognition of our efforts to promote diversity and inclusion in the workplace

•      Named one of Canada’s Greenest Employers for 2016 – also by the editors of Canada’s Top 100 Employers in April 2016 – an award that recognizes employers with innovative environmental programs and earth-friendly policies that actively involve their employees

•      Named one of the 50 Best Corporate Citizens in Canada by Corporate Knights in June 2016, an award that recognizes employers that incorporate social, economic, and ecological benefits and costs in their normal course of business

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Deliver Compelling Content Everywhere

•      For the second consecutive year, Sportsnet solidified its position as the destination for Canadian sports fans by closing out 2016 as Canada’s number-one sports media brand. Sportsnet won eight months in 2016 and has widened the gap from its closest competitor with a 42% lead in average minute audience and a 39% lead in audience share. Sportsnet.ca reached an all-time high with 4.25 million unique visitors in October 2016, which beats our closest English-language competitor, and marks a 7% increase year on year

•      The 2016 Blue Jays regular season was the most-watched Blue Jays season in network history, reaching 20 million Canadians. In November 2016, Sportsnet delivered its largest World Series audience ever, with an average audience of 2.66 million viewers which more than doubled the previous all-time most-watched World Series game. Furthermore, Sportsnet achieved great success with the World Cup of Hockey, with an average audience of 1.1 million viewers for the entire tournament, and reached 15.5 million Canadians throughout the tournament

•      Launched Sportsnet NOW, one of the first mainstream sports TV channels in North America to be available direct to consumers, as well as Sportsnet 4K, which delivered all regular season Toronto Blue Jays home games in 4K. This will continue in 2017, during which we plan to bring sports fans more than 100 Blue Jays, NHL, and NBA games in 4K

• Successfully completed the second year of our exclusive 12-year national NHL Agreement while bringing the NHL to more Canadians than ever before
Focus on Innovation and Network Leadership

•      Extended our overall LTE network reach to 95% of Canada’s population in 2016, compared to 93% in 2015

•      Extended our Ignite Gigabit Internet coverage to cover Rogers’ entire cable footprint

•      Announced a long-term strategic partnership with Comcast Corporation to bring our customers a world-class IPTV service with some of the most advanced features available in the market today by deploying Comcast’s X1 IP-based video platform

•      Extended our 700 MHz LTE network reach to 91% of Canada’s population in 2016, compared to 78% in 2015

Go to Market as One Rogers

•      Successfully worked as one company, showing we can bring our entire team together to achieve our goals. We demonstrated this by bringing Rogers Hometown Hockey to 150,000 Canadians, introducing low-cost Internet for more community housing residents, and bringing viewers our strongest primetime lineup ever, while delivering a strong year of NHL and Sportsnet

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CHANGES TO COMPENSATION PROGRAMS

The Human Resources Committee and management were satisfied that the current compensation programs, in large part, continued to support our strategic plan in 2016. The effectiveness of these programs will continue to be monitored to ensure alignment.

We did make a few changes to our programs to better align with the strategic plan as well as leading governance and market practices:

•	We have introduced some modifications that will better align the 2017 Short Term Incentive (Bonus) Plan (STIP) with the third year of our strategic plan, including:

•	Adding Subscriber Net Addition metrics (Wireless Postpaid + Television + Internet) and formally embedding the Net Promoter Score (NPS) into the Corporate Performance Factor,

•	Re-balancing the weightings of the two key financial metrics — Total Service Revenue & Adjusted Operating Profit (AOP), and

•	Eliminating the Strategic Objectives Modifier that allowed, at the discretion of the Human Resources Committee, a +/- 25% adjustment to the STIP pool.

For 2017, the Short Term Incentive Plan Pool will be determined as follows:

Target Pool	X	Corporate Financials Total Service Revenue (40%) AOP (40%) NPS (10%) Net Additions (10%)	=	Final Pool

•

We introduced changes to our employee benefits program, increasing alignment with the market and adding flexibility through annual wellness credits. These updates are intended to optimize program spend and sustainability.

•

Further to the 2015 review of our Wealth Accumulation Program, and as announced in 2016, the Rogers Defined Benefit Pension Plan (DB Plan) was closed to new participants as of July 1, 2016. In its place, we launched a new Defined Contribution Pension Plan (DC Plan) on July 1, 2016. The designs of the Employee Share Accumulation Plan (ESAP), Group Registered Retirement Savings Plan, and Tax-Free Savings Account remain unchanged.

2016 PAY FOR PERFORMANCE

The primary metrics that drive Rogers’ performance are also the focus of our incentive programs. These include revenue, adjusted operating profit, free cash flow and Relative TSR. The Management team and the Human Resources Committee also consider progress against our strategic plan as determined by achievement on key enterprise priorities, performance relative to key competitors and year over year improvement in NPS results to determine the final STIP pool.

In a year that continued to present many industry and regulatory challenges, along with increased competition, we made significant progress on our strategic plan. This included continuing to grow revenue, profit and free cash flow, as well as re-establishing leadership with a record number of net additions in wireless and reducing churn. Taking into consideration financial and strategic objectives performance, the final bonus pool was set at 104.1% of the target pool. Individual employee bonus amounts were determined based on this achievement, as well as team and individual performance.

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Based on our free cash flow performance in 2014, 2015, and 2016, the Human Resources Committee approved a payout score of 86.1% of target for Performance Restricted Share Unit (PRSU) awards granted in 2014.

THE TALENT AGENDA

The integration between the talent management, succession and compensation programs is a critical priority for enabling Rogers to attract, retain, and motivate the right talent, and to take the organization forward and deliver on our customer and shareholder commitments. As part of our strategy, we continued to review and discuss the progress on our executive development and succession plans. We further enhanced our annual talent review process with increased focus on diversity and representation of diverse groups in our workforce, as well as on development of top talent by providing them with accelerated development to become succession ready.

The Human Resources Committee will continue to work closely with management to further align the talent agenda with the organization’s business strategy.

2017 PRIORITIES

In 2017, one of the top priorities for the Human Resources Committee will be the onboarding of our new CEO. The Human Resources Committee will continue to ensure that the Company supports its strong pay for performance culture that aligns management to shareholders. In addition, the Human Resources Committee will continue its focus on key areas of succession planning, talent management and diversity to ensure we have the right talent in the right roles in order to execute on our strategic plan. We will also continue to review our executive compensation programs to ensure they remain competitive with the external market, and that the executive team remains aligned with the business priorities and delivering long-term sustainable value to you, our shareholders.

CONCLUSION

On behalf of the Human Resources Committee and the Board of Directors, we are committed to open and transparent communication with our shareholders and we invite you to review the following sections which provide a more detailed view of our executive compensation programs, methodology, and actual pay for our top executives in 2016.

Alan D. Horn, CPA, CA Chairman of the Board and Interim President and Chief Executive Officer	Isabelle Marcoux Chair, Human Resources Committee

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COMPENSATION DISCUSSION & ANALYSIS

This Compensation Discussion & Analysis describes and explains the Company’s compensation philosophy and objectives and the significant elements of compensation of the Company’s Named Executive Officers (NEOs) during the year ended December 31, 2016. In 2016, the team of NEOs included:

Name	Position Title
Alan D. Horn[1]	Chairman, Interim President and Chief Executive Officer (CEO)
Anthony Staffieri	Chief Financial Officer (CFO)
Dirk Woessner	President Consumer Business Unit (President CBU)
Deepak Khandelwal	Chief Customer Officer (CCO)
Nitin Kawale	President Enterprise Business Unit (President EBU)
J. Guy Laurence [2]	Former President and Chief Executive Officer (Former CEO)

[1]	Mr. Horn assumed the position of Interim President and Chief Executive Officer on October 16, 2016, while maintaining his role as Chairman of the Board.
[2]	Mr. Laurence held the position of President and Chief Executive Officer from December 2, 2013 to October 16, 2016.

HUMAN RESOURCES COMMITTEE

The Human Resources Committee is comprised of three independent directors. The committee members as at December 31, 2016 were Isabelle Marcoux, Chair of the Human Resources Committee, Bonnie R. Brooks, and John A. MacDonald.

All Human Resources Committee members have a thorough understanding of policies, principles, and governance related to human resources and executive compensation as well as the necessary financial acumen to apply to the evaluation of executive compensation programs. They have acquired this knowledge through experience in prior roles, some of which include other senior executive officer positions of large publicly traded companies, as well as other directorship roles. For more information on the occupations, skills, experience, and independence of each Human Resources Committee member, please refer to the director profiles contained in this circular.

Role of the Human Resources Committee

The Human Resources Committee is responsible for assisting the Board in its oversight of the compensation, benefits, development, and succession of the Company’s executives (for more information on the Human Resources Committee’s mandate, please refer to Appendix C to this circular or visit the Corporate Governance section of our website at rogers.com/investors).

The Human Resources Committee meets periodically throughout the year in order to review key items according to its mandate and annual work plan. The Chair of the Board and members of management, including the CEO, attend the meetings at the invitation of the Chair of the Human Resources Committee. At each meeting there is an in-camera session without management. The Human Resources Committee takes the opportunity at the meetings to meet with their independent advisor, without management, as required. Final approvals of some resolutions are made at the in-camera sessions at the end of the meetings, while others are made during the course of the meetings.

The Human Resources Committee’s decisions about executive compensation policies and practices are made within the context of the Company’s goals of being an industry-leading, high-performing communications and media company with a superior performance-driven employee

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culture and commitment to customer satisfaction. To this end, the Human Resources Committee’s mandate is to oversee management in the attraction, retention and succession of talented and highly motivated people that will excel in a fast-paced, dynamic environment and who have the responsibility of growing market share, the long-term profitability of the Company and increasing financial returns to shareholders.

2016 Highlights

The Human Resources Committee met five times in 2016. The following items were reviewed and approved by the Human Resources Committee, among other initiatives:

Topic	Highlights
CEO Performance, Priorities, and Compensation	• Reviewed and approved the CEO’s 2016 priorities
Succession Planning and Talent Management	• Reviewed the progress on our executive development, succession plans, and talent management plans across the Company
Senior Executive Team Performance and Compensation	• Approved the compensation arrangements for the CEO’s direct reports and other senior executives
Compensation Plan Design	• Reviewed the extent to which performance measures for 2016 were achieved and approved funding levels for executive and broad-based employee incentive plans based on this achievement
• Approved changes to the 2017 Short Term Incentive Plan design

• Approved 2017 Long-Term Incentive Plan design
Employee Benefits Program	• Approved the changes to the employee benefits program design for a January 1, 2017 implementation
Governance	• Remained apprised of regulatory and governance trends
Public Disclosure	• Reviewed and approved this circular

Talent Management and Succession Planning

A key part of the Human Resources Committee’s annual work plan is the focus on building talent, deepening bench strength and ensuring that succession plans are in place for the most pivotal roles in the Company. Annually, the CEO provides a comprehensive update to the Human Resources Committee on the strengths of the overall executive leadership and areas to improve. This includes a review of diverse talent and the plans that are in place to both retain and accelerate the development of the Company’s strongest leaders.

In 2016, the focus was to develop top talent at the Director level and above, including the establishment of succession plans for all executive roles and pivotal Director level roles.

In addition, the Company implemented a number of key initiatives in 2016 in response to the prior year’s company-wide survey designed to measure employee engagement. These included the introduction of an intranet-based ‘development hub’ that enables employees to access resources to support them in their personal development. We also held a series of events across Canada, attended by over 3,000 employees. These were intended to provide employees with opportunities to learn more about available resources and discuss effective development planning with local experts.

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To further assess the level of engagement achieved for all employees across the organization, the survey was conducted again in 2016. Our engagement score grew by 2% year-over-year, meeting our target of 78%. Management continues to act further on these results to strengthen teams and ensure the Company maintains its ability to attract, retain, and motivate the talent needed to drive success and execute on its plan.

INDEPENDENT COMPENSATION ADVISOR

The Human Resources Committee engages an independent advisor that is directly retained, receives instructions from, and reports to the Human Resources Committee. All work performed by the advisor must be pre-approved by the Human Resources Committee. The advisor’s role is to provide independent advice, analysis, and expertise to assist the Human Resources Committee in evaluating compensation recommendations put forward by management in order to ensure sound decisions are made within an effective governance framework.

The independent advisor provides the following services:

•	Attend and contribute at meeting(s), as determined by the Chair;

•	Apprise the Human Resources Committee of evolving governance trends and best practices;

•	Review compensation materials in advance of meetings, as determined by the Chair, in order to provide independent advice and counsel on meeting content and recommendations; and

•	Assist the Chair, upon request, in preparing the framework for the performance and compensation recommendations for the CEO.

While the Human Resources Committee considers the information and recommendations provided by the independent advisor, it ultimately relies upon its own judgment and experience in making compensation decisions.

The Human Resources Committee has engaged Hugessen Consulting Inc. (Hugessen) as its independent advisor since August 2006. Hugessen provides no other services to the Company. Fees paid to Hugessen are listed below.

In addition, from time to time, management seeks input from an independent advisor to opine on our peer group and the market competitiveness of both executive compensation, as well as the broad based employee compensation. Management provides for such potential expenses in its annual operating budget. In 2016, Rogers’ management engaged Willis Towers Watson Public Limited Company (Willis Towers Watson) to provide independent advice. Fees paid to Willis Towers Watson are also listed below:

Advisor	Executive Compensation Related Fees ($)
	2016	2015
Hugessen	182,824	209,609
Willis Towers Watson	98,334	60,431
Total	281,158	270,040

COMPENSATION RISK OVERSIGHT AND GOVERNANCE

Management conducts regular assessments of the Company’s executive compensation plans to evaluate whether there are any compensation-related risks within the programs which are likely to have a materially adverse effect on the organization. The latest assessment was conducted by

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Willis Towers Watson in December 2016. The assessment found that Rogers has a responsible and effective approach to risk management and compensation governance, and concluded that all compensation plans are well balanced and do not encourage excessive risk-taking behaviour.

The Human Resources Committee is confident that the Company’s compensation structure is balanced and well governed, and does not encourage risk taking behaviour that would negatively impact the Company. We will continue to review and monitor compensation programs to ensure they align with the Company’s risk framework.

Rogers’ compensation governance practices include, but are not limited to the following:

Share Ownership Requirements

The share ownership requirement is designed to link the interests of executives to those of our shareholders by encouraging executives to hold an ownership position in the Company. The requirements, which must be met within five years of appointment as an executive, are as follows:

Level	Share Ownership Requirement (multiple of salary)
CEO	5.0x
CFO	4.0x
Presidents and CxOs	3.0x
EVPs and SVPs	1.0x – 2.0x
VPs	0.5x – 1.0x

To the extent an executive has not satisfied the share ownership requirements, as described above, the executive is required to defer any annual cash bonus in excess of 100% of target in the form of Restricted Share Units (RSUs) which vest at the end of a three-year period.

The share ownership requirements of individual NEOs are reviewed at each Human Resources Committee meeting. The requirements and each participating NEO’s current share ownership levels as at December 31, 2016 are as follows:

NEO	Ownership Requirement		Class B Non-Voting Shares (#)	RSUs/ PRSUs (#)	DSUs (#)	Total Value of Equity[1] ($)	Ownership Level (multiple of salary)	Target Date to Meet Requirement
	Multiple of Salary	Value Based on 2016 Annual Base Salary ($)
Alan D. Horn[2]	–	–	–	–	–	–	–	–
Anthony Staffieri	4.0	2,860,000	0	26,267	93,742	2,868,509	4.0	Met
Dirk Woessner	3.0	2,145,000	0	47,928	18,324	1,060,884	1.5	April 2020
Deepak Khandelwal	3.0	2,145,000	0	–	149,102	4,766,703	6.7	Met
Nitin Kawale	3.0	1,989,000	0	19,076	89,435	3,519,299	5.3	Met

[1]

Equity is determined by adding the greater of the market value or book value of Class B Non-Voting Shares, RSUs, Deferred Share Units (DSUs), 30% of NEOs’ PRSUs and Deferred PRSUs granted in 2015 and 2016 and 50% of NEOs’ PRSUs and Deferred PRSUs granted in 2014 or earlier. The market value of equity is determined with reference to the closing price for those shares on the TSX on December 30, 2016, which was $51.79 for Class B Non-Voting Shares.

[2]

Mr. Horn’s role as President and CEO is of an interim nature and he is subject to the share ownership requirements for Directors. His share ownership requirement in his capacity as Chairman is six (6) times his annual retainer, and as of December 31, 2016, he has met this requirement.

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CEO Post Retirement Hold

As a matter of policy, the CEO is required to maintain his share ownership position of five (5) times base salary for a period of one year following retirement or resignation from the Company.

CEO Recoupment Policy (Claw Back)

There will be a claw back of the Former CEO’s STIP and Long-Term Incentive Plan (LTIP) awards within two years in the event of financial restatement due to negligence, misconduct, or fraud. Any claw back would be on the amount net of applicable taxes.

Anti-Hedging Policy

Rogers prohibits its reporting insiders from dealing in puts and calls, affecting any short sales, dealing in futures, option transactions or equity monetization, or engaging in any other hedging transactions relating to the Company’s shares without the prior approval of the Corporate Governance Committee.

EXECUTIVE COMPENSATION PHILOSOPHY AND OBJECTIVES

The Company fosters a “pay for performance” culture by placing strong emphasis on incentive compensation for its executives. The primary objectives of our executive compensation programs are:

•	Attract and motivate talented executives in a competitive environment;

•	Reward executives appropriately for exceptional organizational and business unit performance (opportunity for above median total direct compensation for above median performance);

•	Align compensation with performance over both the short and long-term;

•	Align management’s interests with those of shareholders through performance conditions in incentive plans and share ownership incentives as well as requirements;

•	Retain high performing executives and encourage their long-term career commitment to the Company through diversity of experience and differentiation of pay; and

•	Ensure that our compensation plans align with good governance practices, and do not incent risk taking behaviour beyond the Company’s risk tolerance.

Different performance measures are used for the Company’s STIP and LTIP in order to balance the objectives that facilitate annual growth and those that reward the creation of long-term shareholder value. The use of customer satisfaction performance measures, in addition to financial measures, to determine awards under the Company’s STIP reflects the Company’s commitment to keeping executives focused on the importance of creating and maintaining customer loyalty.

Benchmarking

We compare our compensation levels to those of a peer group of companies to evaluate their competitiveness. The peer group consists of 21 large publicly traded Canadian companies. We have determined this to be the most relevant market from which to draw comparative data. These companies were selected based on revenue and market capitalization with representation across industries. To avoid overweighting the sample, we have limited the number of financial services and energy companies. As this sample is also used to assess the competitiveness of our broader executive population, the peers were also selected based on their participation in market surveys. Rogers remains slightly above the median of our peer group in both revenue and market capitalization.

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The peer group is reviewed regularly by management in line with the approved criteria, and any material changes in composition are subject to the Human Resources Committee’s review and approval. To determine appropriate pay levels and mix of pay elements, the Company also reviews the pay practices of direct peer companies such as BCE and TELUS. The Human Resources Committee reviewed the peer group again in 2016 and concluded that no changes were required.

Company	Sector	Total Revenue[1] (millions of $)		Market Capitalization[2] (millions of $)
Agrium Inc.	Materials	18,355	[3]	18,648
Bank of Montreal	Financials	20,272		62,361
Barrick Gold Corporation	Materials	12,528	[4]	25,045
BCE Inc.	Telecommunication Services	21,719		50,517
Bombardier Inc.	Industrials	25,213	[4]	4,790
Canadian Imperial Bank of Commerce	Financials	13,984		43,519
Canadian National Railway Company	Industrials	12,037		69,309
Canadian Natural Resources Limited	Energy	12,363		47,312
Canadian Pacific Railway Limited	Industrials	6,232		28,019
Canadian Tire Corporation, Limited	Consumer Discretionary	12,280		10,085
Cenovus Energy Inc.	Energy	13,064		16,916
CGI Group Inc.	Information Technology	10,683		19,343
Enbridge Inc.	Energy	33,794		53,033
Encana Corporation	Energy	6,135	[4]	15,334
Goldcorp Inc.	Materials	6,070	[4]	15,611
Husky Energy Inc.	Energy	16,369		16,379
Potash Corporation of Saskatchewan Inc.	Materials	5,267	[3]	20,398
Sun Life Financial Inc.	Financials	19,274		31,593
Teck Resources Limited	Materials	8,259		15,540
TELUS Corporation	Telecommunication Services	12,725		25,282
TransCanada Corporation	Energy	11,300		48,640
Market Median		$12,528		$25,045
Rogers Communications Inc.		$13,702		$26,719

[1]	Bolded figures reflect 2016 total revenue, otherwise, total revenue reflects fiscal year 2015 figures
[2]	Market capitalization presented as at December 31, 2016
[3]	U.S. dollar revenue data converted to Canadian dollars based on USD 1 = CAD 1.3432 as at December 31, 2016
[4]	U.S. dollar revenue data converted to Canadian dollars based on USD 1 = CAD 1.3875 as at December 31, 2015

Positioning of Executive Compensation

The Human Resources Committee follows the philosophy of generally positioning our target total direct compensation (salary + target bonus + target long-term incentives) of the NEOs around the median of the competitive market data.

To ensure a strong link between pay and performance, the following guidelines have been established:

•	Below median pay for performance below target;

•	Median pay for target level performance;

•	Above median pay for above target performance; and

•	Up to top quartile pay for top talent with above target performance.

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In determining the appropriate level and mix of pay for the NEOs, other than for Mr. Horn, the Human Resources Committee considers, among other things, the individual skills, qualifications, ability, retention risk, experience, and performance of the particular NEO. Compensation for an executive may be set above median to reflect the strategic importance of the role within the Company, market conditions, as well as individual experience, sustained performance in the role, and future potential.

Target Total Direct Compensation Mix

The executive compensation program is comprised of six elements, including salary, short term incentives, long-term incentives, pension, benefits, and executive perquisites.

The Company’s commitment to pay for performance is reflected in its variable compensation plans (or ‘at risk’ pay), which are strongly influenced by the individual’s performance as well as the Company’s business results.

Target total direct compensation mix for 2016 included:

Name	Salary ($)	Target STIP		Target Total Cash Comp. ($)	Target LTIP		Target Total Direct Comp. ($)
		% of Salary	Value ($)		% of Salary	Value ($)
Alan D. Horn[1]	250,000	n/a	n/a	250,000	n/a	n/a	250,000
Anthony Staffieri	715,000	100%	715,000	1,430,000	250%	1,787,500	3,217,500
Dirk Woessner	715,000	100%	715,000	1,430,000	250%	1,787,500	3,217,500
Deepak Khandelwal	715,000	100%	715,000	1,430,000	250%	1,787,500	3,217,500
Nitin Kawale	663,000	100%	663,000	1,326,000	200%	1,326,000	2,652,000
J. Guy Laurence	1,250,000	125%	1,562,500	2,812,500	470%	5,875,000	8,687,500

[1]

This represents Mr. Horn’s annual retainer for his role as Chairman. As his role as Interim President and Chief Executive Officer is of an interim nature, he does not participate in the Company’s STIP or LTIP.

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Elements of Compensation

To ensure a balanced approach to compensation and a focus on both short and long-term objectives, Rogers NEOs, other than Mr. Horn, are paid based on a combination of elements as described below:

Element	Design Summary	Purpose
Fixed Compensation
Base Salary	• Fixed annual rate of pay. • Individual salary based on competitive market for talent, individual experience, sustained performance and potential.	• Reflects the market value of skills, experience and individual contribution
Benefits & Perquisites

•      Generally consistent with broader market practice. NEOs receive an executive allowance and executive disability insurance that provides coverage for the amount of the NEOs’ salary above the amount covered by the general disability plan.

• To attract and retain exceptional talent • Provides market-comparable benefits
Performance-Based / At-Risk Compensation
STIP

•      Multiplicative design based on corporate, team, and individual performance.

•      For 2016, this included:

•      Corporate factor based on total service revenue (65% weighting) and adjusted operating profit (35% weighting). We calculate total service revenue by subtracting equipment revenue in Wireless, Cable, Business Solutions and Corporate from total revenue. Adjusted operating profit is calculated before corporate STIP expense;

•      Team factor based on business unit specific objectives;

•      Individual factor based on annual personal objectives; and

•      Corporate, team and individual performance factors can vary between 0% and 150% of target. Overall, each NEO has the opportunity to receive up to 200% of their target STIP.

• Motivates achievement of key corporate, team and individual goals • Provides a strong link between overall performance of the Company, the team and the individual

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Element	Design Summary	Purpose
LTIP (See “Summary of Long-Term Incentive Plans” for detailed information)

•      Annual LTIP grants for NEOs and other Senior Executives include a mix of two vehicles: Performance Stock Options and Performance Restricted Share Units for the Former CEO, and Stock Options and Performance Restricted Share Units for all other NEOs.

•      All executives and directors below the Senior Executive Level are eligible to receive Long-Term Incentives (LTI) in the form of Restricted Share Units (RSUs).

Performance Stock Options (PSOs)

•      In addition to a time-vesting requirement and a ten year expiry term, pre-established share price performance targets must be met for vesting to occur.

Stock Options (SOs)

•      Starting in 2015, NEOs receive time-vesting SOs that vest over four years, and have a ten year expiry term. Prior to 2015, NEOs received PSOs.

Performance Restricted Share Units (PRSUs)

•      Awards granted prior to 2015 have one year and three year cumulative free cash flow targets which determine the number of units that will vest and pay out at the end of the three year performance period.

•      For awards granted in 2015, payout is based on the achievement of a three year cumulative free cash flow target and Relative TSR performance against BCE and TELUS:

•      Year 1: Improve TSR performance relative to that of BCE and TELUS

•      Year 2: Equal the TSR performance of BCE and TELUS

•      Year 3: Surpass the TSR performance of BCE and TELUS

•      To motivate executives to achieve long-term success (i.e., growth in free cash flow, share price appreciation, and maximizing overall shareholder returns) and to align executive and shareholder interests

•      Enables executives to participate in the growth and development of the Company

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Element	Design Summary	Purpose

•      For awards granted in 2016, payout is based on the achievement of a three year cumulative free cash flow target and Relative TSR performance against an expanded peer group of six companies including Cogeco, Shaw, Quebecor, MTS, BCE and TELUS. Beginning with year 2, the required changes will be implemented to reflect BCE’s acquisition of MTS.

•      For awards granted in 2017, payout is based on the achievement of a three year cumulative free cash flow target and Relative TSR performance against a peer group of five companies including Cogeco, Shaw, Quebecor, BCE and TELUS.

•      Vesting for all awards granted prior to 2015 can range from 50% – 150% of target. Awards granted to all NEOs, other than the Former CEO, starting in 2015 have a vesting range from 30% – 170% of target. Awards granted to the Former CEO had a range from 50% – 150%.

Deferred Share Units (DSUs)

•      DSUs are granted on a selective basis, typically as part of on-hire compensation.

•      DSUs are also granted to eligible executives who elect to participate in the three-year Share Matching Program where they can receive a Company match for amounts of their STIP and/or LTIP they elect to defer. Participation in this Program was strong for the third consecutive year, demonstrating its appeal as well as executive leadership commitment to the Company, the strategy and long-term share ownership.

•      This Share Matching Program concludes at the end of 2017.

•      DSUs track the price of the Class B Non-Voting Shares, and

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Element	Design Summary	Purpose

when dividends are paid, additional DSUs are credited to the participant’s DSU account. They may be redeemed for cash only after they have vested and following a termination of employment with the Company for any reason.

•      Select executives (including NEOs) may defer vested PRSUs awarded prior to 2016 into DSUs.

Pension and Share Ownership Programs
Defined Benefit Pension Plan (DB Plan) and Defined Benefit Supplementary Executive Retirement Plan (DB SERP) (See “Pension Plan Benefits” for detailed information)

•      NEOs participate in the Company’s DB Plan, consistent with other employees of the Company. The DB plan was closed for any new membership as of July 1, 2016.

•      Certain senior executives participate in a DB SERP that provides benefits in excess of those provided in the DB Plan as a result of the limits under the Income Tax Act (Canada).

•      NEOs also have certain post-employment benefits and supplemental pension entitlements under their employment agreements.

• To retain exceptional talent • Provides a competitive retirement plan • Rewards service to the Company
Employee Share Accumulation Plan (ESAP)

•      NEOs, along with all other employees of the Company, can participate in the ESAP.

•      An ESAP participant may contribute up to a maximum of 10% of salary, provided that such contributions in any year do not exceed $25,000.

•      Rogers contributes to each participant’s account an amount equal to:

•      25% of the aggregate contributions made during the first year of ESAP membership;

•      33% of the aggregate contributions made during the second year of ESAP membership; and

•      50% of the aggregate contributions made after the second year of ESAP membership.

• To align with shareholder interests • Provides a benefit for all employees to become an “owner” of the Company

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COMPENSATION DECISIONS FOR 2016-17

Input from Management

The Human Resources Committee engages in active discussions with, and considers recommendations from, the CEO concerning:

•	Base salaries considering internal pay equity among executives;

•	Participation in the incentive programs and award levels;

•	Performance metrics in the incentive programs;

•	Performance targets, at the corporate, team and individual levels for the coming year, where applicable; and

•	Actual achievement of performance against pre-determined targets.

The Company’s Chief Human Resources Officer is involved in the compensation-setting process through the preparation of information for the Human Resources Committee, which includes the recommendations of the CEO. The Human Resources Committee also seeks input from their independent compensation advisor throughout the process, as determined by the Chair.

Salary

Salaries are reviewed annually and adjusted by the Human Resources Committee, with input from the CEO in respect of other NEOs.

Name	2016 Salary ($)	2017 Salary ($)	Increase
Alan D. Horn[1]	250,000	250,000	–
Anthony Staffieri	715,000	725,000	1.4%
Dirk Woessner	715,000	725,000	1.4%
Deepak Khandelwal	715,000	725,000	1.4%
Nitin Kawale	663,000	675,000	1.8%
J. Guy Laurence	1,250,000	n/a	n/a

[1]	The salary amounts indicated for Mr. Horn represent his annual retainer for his role as Chairman. Compensation in respect of Mr. Horn’s Interim President & CEO role will be determined in 2017.

Short Term Incentive Plan (STIP)

The following section summarizes how the STIP pool is established and provides details on targets and actual performance results for the NEOs, other than Mr. Horn, for 2016, as well as targets for 2017.

For 2016 and 2017 the following targets (as percentages of base salary) were approved for each NEO:

	2016 STIP Opportunity (as a % of salary)
NEO	Minimum	Target	Maximum	2017 Target
Alan D. Horn[1]	n/a	n/a	n/a	n/a
Anthony Staffieri	0%	100%	200%	100%
Deepak Khandelwal	0%	100%	200%	100%
Dirk Woessner	0%	100%	200%	100%
Nitin Kawale	0%	100%	200%	100%
J. Guy Laurence	0%	125%	250%	n/a

[1]	As Mr. Horn’s role as President and Chief Executive Officer is of an interim nature, he does not participate in the company’s short-term incentive plan.

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2016 STIP Design

Actual STIP payouts are based on a combination of corporate, team and individual performance, as illustrated below.

Target Award Salary x Target Bonus	X	Corporate Performance Total Service Revenue (65%) Adjusted Operating Profit (35%) Overall Assessment of Corporate Performance Performance Score: 0 – 150%	X	Team Performance Business Unit Objectives Performance Score: 0 – 150%	X	Individual Performance Annual Individual Objectives Performance Score: 0 – 150%	=	Individual Payout 0 – 200% of Target

Step 1: Determining Corporate Performance Score and Pool Funding

Total Service Revenue and AOP target levels and ranges are calibrated by management and approved by the Human Resources Committee at the beginning of the performance year. Under the terms of the plan, a threshold level of AOP must be achieved in order for any payout to occur.

In addition, to further align financial, operational, and customer service performance, the Company includes progress against its approved strategic plan, performance relative to key competitors, and year-over-year improvement in NPS in its assessment of overall corporate performance. The Human Resources Committee evaluates the achievement against these objectives and considers whether adjustments to the formulaic corporate performance factor are appropriate. Based on its assessment, the Human Resources Committee may adjust the formulaic result by a modifier of +/- 25%.

Calculation of the corporate performance score, including any adjustments made to the formulaic result by the Human Resources Committee, also determines the funding of the overall STIP pool. The target pool (defined as the sum of individual target bonuses plus a pre-determined percentage used for performance differentiation purposes) is multiplied by the corporate performance score to determine the overall STIP pool available for distribution.

In 2016, we exceeded our Total Service Revenue target by 1.3% and our AOP was slightly below target by 0.1%, resulting in a calculated performance factor of 107.4%. While 2016 performance was improved relative to 2015, our Net Promoter Score was below our target. As a result, the Human Resources Committee approved a modifier of 97%, resulting in an overall corporate performance score of 104.1%

Corporate Measures ($ Billions)[1]	Threshold at 95% of Target ($)	Target at 100% ($)	Stretch at 105% of Target ($)	Actual ($)	Performance Score	Calculated Payout
Total Service Revenue (65% weight)	12.221	12.864	13.508	13.027	112.6%	73.2%
Adjusted Operating Profit (35% weight)	4.965	5.226	5.488	5.220	97.5%	34.2%
Financial Performance Achievement (% of Target) =						107.4%
Strategic Objectives Modifier =						97.0%
Final Corporate Performance Factor =						104.1%

1	The payout for each measure is calculated on a linear basis for values between threshold and target and between target and stretch.

Adjusted operating profit is a non-GAAP measure and should not be considered as a substitute or alternative for GAAP measures. This is not a defined term under International Financial Reporting Standard (IFRS) and does not have a standard meaning, so may not be a reliable way to compare us to other companies. For a complete discussion surrounding Adjusted operating profit and Service revenue and how they are calculated, please see “Key Performance Indicators” and “Non-GAAP Measures” in our 2016 MD&A. Adjusted operating profit is further adjusted for the corporate factor to be before corporate STIP expense.

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Step 2: Determining Team Performance Score

The CEO evaluated the performance of each team based on his assessment of their progress against our strategy. The resulting team ratings ranged from 96.1% to 130%. Among the NEOs, Mr. Staffieri’s team component was based on the performance of the Finance function, Mr. Woessner’s on the Consumer Business Unit, Mr. Khandelwal’s on the Customer Experience Business Unit, and Mr. Kawale’s on the Enterprise Business Unit.

Step 3: Determining Individual Performance Score

Each NEO, other than Mr. Horn, is assessed and their bonus is adjusted based on their individual performance against objectives during the year. For 2016, the CEO reviewed the individual performance of each direct report and made a recommendation to the Human Resources Committee for approval. In its assessment of individual performance, the Human Resources Committee recognized that the NEOs and broader executive leadership team had made solid progress in line with our strategy to better serve customers and position the Company for future growth. The Human Resources Committee evaluated individual NEO’s performance based on the Company’s progress against our strategic plan. For a list of key accomplishments, please refer to the Human Resources Committee’s letter to shareholders.

A summary of awards for each NEO is provided in the table below:

NEO	Annualized Target STIP Award ($)	Target STIP Award[1] ($)	Corporate Factor (%)	Team Factor (%)	Individual Factor (%)	Actual STIP Award ($)
Alan D. Horn[2]	n/a	n/a	n/a	n/a	n/a	n/a
Anthony Staffieri	715,000	712,635	104.1%	100%	125%	927,316
Dirk Woessner	715,000	712,635	104.1%	100%	125%	927,316
Deepak Khandelwal	715,000	712,635	104.1%	100%	100%	741,853
Nitin Kawale	663,000	660,950	104.1%	100%	115%	791,256
J. Guy Laurence[3]	1,562,500	1,231,711	100.0%	100%	100%	1,231,771

[1]	Based on Bonus Eligible Earnings (BEE) in the year in line with STIP terms.
[2]	As Mr. Horn’s role as President and Chief Executive Officer is of an interim nature, he does not participate in the company’s short-term incentive plan.
[3]	Mr. Laurence’s STIP award was paid at 100% for all multiplicative factors and pro-rated for 2016 through his termination date, as per the terms of his Employment Agreement.

Long-Term Incentive Plan (LTIP) Awards for 2016

The Company’s LTIP is intended to strengthen the alignment between the interests of shareholders, the organization and its executives while enabling executives to participate in the growth and development of the Company. A material portion of the eligible NEOs total direct compensation opportunities are in the form of long-term incentives, consistent with the Company’s compensation philosophy.

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Award Values for 2016

At the beginning of each fiscal year, the Human Resources Committee approves the value of LTIP awards to be granted, and with the exception of the CEO’s LTIP, the Human Resources Committee receives recommendations from the CEO and reviews these recommendations. Typically, the Human Resources Committee does not take previous grants or length of service into account when setting new grants. In the case of exemplary individual performance during the year, a new hire, or a promotion, the Human Resources Committee may approve an award in excess of, or less than, the targeted annual grant level based on their assessment of the rationale provided by the CEO.

The table below summarizes the target and actual LTIP grant levels for NEOs for 2016.

NEO	2016 Target (% of base salary)	2016 Actual (% of base salary)	2017 Target (% of base salary)
Alan Horn[1]	n/a	n/a	n/a
Anthony Staffieri[2]	250%	245%	250%
Dirk Woessner[2]	250%	266%	250%
Deepak Khandelwal[2]	250%	266%	250%
Nitin Kawale[2]	200%	196%	200%
J. Guy Laurence[2]	470%	470%	n/a

[1]	As Mr. Horn’s role as President and Chief Executive Officer is of an interim nature, he does not participate in the company’s long-term incentive plan.
[2]

In addition to annual LTIP grants (disclosed as “2016 Actual”), and as per the terms of the Share Matching Program, NEOs who elected to defer their PRSU awards received an additional grant equivalent to 25% of the amount deferred, in additional PRSU DSUs. Messrs. Staffieri, Khandelwal, Kawale and Laurence elected to defer 100% of their PRSU awards, and Mr. Woessner elected to defer 50% of his PRSU awards. They received Matched PRSU DSUs in the amount of $328,197, $356,421, $243,775, $734,572, and $178,335 respectively.

Mix of LTIP Vehicles for 2016

For 2016, Messrs. Staffieri, Woessner, Khandelwal, and Kawale received their LTI in the form of 25% SOs and 75% PRSUs. Mr. Laurence received LTI in the form of 50% PSOs and 50% PRSUs.

All executives and directors below the Senior Executive level are eligible to receive LTI in the form of RSUs. For detailed information on the design features and provisions of the LTIP vehicles, see the “Summary of Long-Term Incentive Plans”.

Performance Stock Options

In addition to a time-vesting requirement, pre-established share price performance targets must be met in order for vesting to occur. The share price performance targets for the 2016 grant include:

		Share Price Target
Proportion of Grant	Vesting Period	March 1, 2016 Grant ($)
25%	1 year	52.4516
25%	2 years	55.0742
25%	3 years	57.8279
25%	4 years	60.7193

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Performance Restricted Share Units

In February 2017, the Committee reviewed the Company’s performance against its free cash flow targets and approved a payout score of 86.1% of target for PRSU awards granted in March 2014.

	Annual			Cumulative
	2014	2015	2016	2014-2016
Free Cash Flow Target ($ Billions)[1]	2.696	2.820	2.945	8.461
Free Cash Flow Achievement ($ Billions)[1]	2.653	2.592	2.740	7.985
Payout	94.7%	73.0%	76.8%	90.6%
Weighting	16.67%	16.67%	16.67%	50.0%
Total Payout %				86.1%

[1]

For the purposes of the PRSU plan, free cash flow is defined as adjusted operating profit less additions to property, plant and equipment. Adjusted operating profit is a non-GAAP measure and should not be considered a substitute or alternative for GAAP measures. It is not a defined term under IFRS and does not have a standard meaning, so may not be a reliable way to compare us to other companies. For a complete discussion surrounding free cash flow and how it is calculated, please see “Non-GAAP Measures” in our 2016 MD&A

Mix of LTIP Vehicles for 2017

For 2017 awards, all NEOs, other than Mr. Horn, will receive LTI in the form of 25% Stock Options and 75% PRSUs. The 2017 PRSU grant will be measured based on three year cumulative free cash flow targets (50%) and three year TSR relative to a custom telecommunications peer group (50%). The payout for the 2017 PRSU grants can range from 30%-170% of target.

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PERFORMANCE GRAPH

The following graph illustrates the change in value of $100 invested on December 31, 2011 (5 years ago) in:

•	Class A Shares (RCI.A)

•	Class B Non-Voting Shares (RCI.B)

•	Standard & Poor’s/Toronto Stock Exchange Composite Total Return Index (S&P/TSX Composite)

The graph also includes an NEO Total Direct Compensation Index which reflects the change in the sum of the Total Direct Compensation for all NEOs (salary + annual incentive awards + long-term incentive awards) for the past five years.

INDEXED RETURNS

	Years Ending
Company / Index	2011	2012	2013	2014	2015	2016
Rogers Communications Inc. – CL A	100.00	117.93	131.98	127.12	140.02	157.04
Rogers Communications Inc. – CL B	100.00	119.73	132.31	129.59	142.95	160.94
S&P/TSX Composite Index	100.00	104.00	113.94	122.40	108.82	127.88
NEO Total Direct Compensation Index [1]	100.00	99.92	112.41	134.34	159.31	166.11

[1]

In 2016, NEO Total Direct Compensation does not include any separation payments made to Mr. Laurence. In 2015 the amount included for Mr. Woessner represents his target total direct compensation amount of $3,150,000. Nitin Kawale, President Enterprise Business Unit was hired effective December 1, 2014 and was one of the disclosed NEOs in 2014. In 2014 the amounts included for Mr. Khandelwal and Mr. Kawale represent their target total direct compensation amounts of $3,150,000 and $2,600,000 respectively. In 2013, Mr. Laurence’s sign-on LTI of $11,820,000 and sign-on bonus of $750,000 are excluded from NEO Total Direct Compensation.

Values are given as at December 31 of each of the years listed. The year-end values of each investment are based on share appreciation, assuming that all dividends are reinvested.

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For the five year period, the market price for Rogers shares has outpaced the S&P/TSX composite index. Aggregate compensation of the NEOs decreased from 2011 to 2012, while the market price of the Company’s shares increased. In 2013, and during a CEO transition year, both share prices and NEO compensation increased. In 2014, there was a decrease in the Company’s share price while NEO compensation increased which reflects a number of new NEO hires. In 2015, both share price and NEO compensation increased, and this pattern continued in 2016 as overall Company performance improved against key competitors and significant progress was made against the strategic plan.

Overall, the Human Resources Committee is confident that the current executive compensation program and associated pay levels for its NEOs are well aligned to the Company’s performance over the prior five year period.

SUMMARY COMPENSATION TABLE

The following Summary Compensation Table shows the amount and type of compensation granted to the NEOs in 2014, 2015 and 2016.

Name and Principal Position	Year	Salary[1] ($)	Share Based Awards[2] ($)	Option Based Awards[3] ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value[5] ($)	All Other Comp[6] ($)	Total Comp ($)
					Annual Incentive Plans[4] ($)	Long- Term Incentive Plans
Alan Horn[7]	2016	250,000	195,032	–	Nil	Nil	66,595	26,887	538,514
Chairman, Interim President & Chief Executive Officer

Anthony Staffieri	2016	712,635	1,640,736	437,516	927,316	Nil	709,596	72,214	4,500,013
Chief Financial Officer	2015	722,115	1,687,863	375,016	759,088	Nil	187,427	53,390	3,784,899
	2014	645,000	1,289,688	337,508	553,087	Nil	137,816	825,840	3,788,939
Dirk Woessner[8]	2016	712,635	1,603,520	475,002	927,316	Nil	163,965	41,965	3,924,403
President, Consumer Business Unit	2015	533,077	2,062,780	437,533	560,371	Nil	125,587	864,294	4,583,642
	2014	–	–	–	–	–	–	–	–
Deepak Khandelwal[9]	2016	712,635	1,781,606	475,002	741,853	Nil	172,908	35,093	3,919,097
Chief Customer Officer	2015	726,923	2,168,168	437,557	795,981	Nil	173,325	33,470	4,335,425
	2014	80,769	3,500,000	–	Nil	Nil	16,576	503,391	4,100,736
Nitin Kawale[10]	2016	660,950	1,416,689	325,025	791,256	Nil	235,156	34,123	3,463,199
President, Enterprise Business Unit	2015	675,000	1,610,370	325,006	591,300	Nil	233,330	33,470	3,468,476
	2014	37,500	3,000,000	–	Nil	Nil	10,450	502,186	3,550,136
J. Guy Laurence[11]	2016	1,029,711	3,672,111	2,937,534	1,231,771	Nil	2,098,788	13,633,078	24,602,993
Former President & CEO	2015	1,267,308	4,318,150	2,878,758	1,734,628	Nil	740,900	258,991	11,198,734
	2014	1,200,000	2,820,116	2,820,030	1,286,250	Nil	600,605	262,147	8,989,148

[1]	The Company has a biweekly payroll schedule and in 2015, there was an additional payroll cycle resulting in total payments being greater than annual salary rates.
[2]

The amounts shown for compensation purposes reflect the five-day weighted average trading price of Class B Non-Voting Shares on the TSX for the five trading days preceding the grant date. This ensures the compensation award values are not influenced by single day trading volatility. The accounting value of these awards differs slightly as a single-day trading price of Class B Non-Voting Shares preceding the grant date is used. Mr. Staffieri’s 2014 amount includes DSUs that were granted under the Share Matching Program as he elected to defer 100% of his 2014 bonus into DSUs. Mr. Khandelwal’s 2015 amount includes DSUs that were granted under the Share Matching Program as he elected to defer 100% of his 2015 bonus into DSUs. Mr. Kawale’s 2016 and 2015 amounts include DSUs that were granted under the Share Matching Program as he elected to defer 100% of his 2016 and 2015 bonus into DSUs. Matched DSUs are granted on the same day as the DSUs. See the Share Matching Program in “Elements of Compensation” for additional information on this program.

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[3]	The share prices used for the purposes of determining stock option grants are outlined below:

Share Price ($) for Purposes of:	Mar 01, 2016	Aug 10, 2015	Apr 22, 2015	Mar 02, 2015	Jun 02, 2014	Mar 03, 2014
Compensation (5-day average share price preceding date of grant)	$49.9539	$45.6210	$41.8216	$44.9737	$44.5912	$42.8524
Accounting (date of grant)	$50.72	$44.83	$42.99	$44.11	$44.45	$42.90

The compensation value for all stock option awards is determined using a Binomial model which is a common method for valuing stock options. The amounts disclosed represent the option fair value (compensation value) on the grant date. The compensation value differs from the accounting based on different input assumptions applied in the valuation. A reconciliation of compensation and accounting values are provided below.

Inputs	2016			2015					2014
	Compensation	Accounting		Compensation		Accounting			Compensation	Accounting
Valuation Methodology	Binomial	Trinomial Mar 1, 2016 PSO Grant	Black- Scholes Mar 1, 2016 SO Grant	Binomial		Trinomial Mar 2, 2015 PSO Grant	Black- Scholes Mar 2, 2015 SO Grant	Black- Scholes Apr 22, 2015 SO Grant	Binomial	Trinomial
Share Price Volatility	19.06%	25.04%	18.86%	17.72%		25.17%	20.27%	19.64%	18.60%	25.74%
Dividend Yield	3.84%	3.69%	3.69%	4.07%		4.53%	4.53%	4.33%	3.63%	4.00%
Risk-free Interest Rate	1.40%	0.49%	0.49%	1.79%		1.06%	1.06%	1.06%	2.72%	1.20%
Expected Life	10 years (full term)	n/a	5.42	10 years (full term)		n/a	5.42	5.31	10 years (full term)	n/a
Value per Option ($)	7.00 Mar 1, 2016 PSO and SO Grants	8.78	4.49	5.80 Mar 2, 2015 PSO and SO Grants	5.39 Apr 22, 2015 SO Grant	6.40	3.34	4.74	7.81	7.32
Higher (Lower) Compensation Value Compared to Accounting Value ($):	Compensation value compared to Accounting Value[12,13]

Mr. Staffieri		156,622				159,118			(16,190)
Mr. Woessner		170,041				53,119			n/a
Mr. Khandelwal		170,041				185,654			n/a
Mr. Kawale		116,352				137,899			n/a
Mr. Laurence		(750,373)				(296,922)			(135,274)

[4]

Award amounts relate to cash bonuses under the Company’s STIP and are based on the achievement of pre-established annual performance goals approved by the Board on the recommendation of the Human Resources Committee. Mr. Staffieri elected to defer 100% of his 2014 bonus into DSUs under the Share Matching Program. Mr. Khandelwal elected to defer 100% of his 2015 bonus into DSUs under the Share Matching Program. Mr. Kawale elected to defer 100% of his 2016 and 2015 bonus into DSUs under the Share Matching Program.

[5]

The pension values represent the compensatory change as described in “Pension Plan Benefits”. Pension values reflect the value of the projected pension earned for service from January 1 to December 31 of the respective year.

[6]

Mr. Horn’s amounts in 2016 includes an allowance, taxable benefits related to parking, life insurance and AD&D premiums. Mr. Staffieri’s amounts in 2016, 2015 and 2014 reflect an executive allowance, taxable benefits related to parking, life insurance and AD&D premiums, and ESAP Contributions. Mr. Staffieri’s 2014 amount includes a retention bonus of $776,700 that was awarded for his performance during Former CEO’s transition process. Mr. Woessner’s 2016 amount reflect an executive allowance, taxable benefits related to financial tax assistance, parking, life insurance and AD&D premiums, and ESAP contributions. Mr. Woessner’s 2015 amount includes an executive allowance of $18,150, a signing bonus of $750,000, a relocation allowance of $57,683 and an education reimbursement of $37,626. Mr. Khandelwal’s 2016, 2015 and 2014 amounts reflect an executive allowance, taxable benefits related to parking, life insurance and AD&D premiums, and ESAP contributions. Mr. Khandelwal’s 2014 amount includes a cash signing bonus of $500,000. Mr. Kawale’s 2016, 2015 and 2014 amounts include an executive allowance, taxable benefits related to parking, life insurance and AD&D premiums. Mr. Kawale’s 2014 amount also includes a cash signing bonus of $500,000. The amount reported in 2016 for Mr. Laurence includes an executive allowance of $55,278, a travel allowance of $65,480 related to the 2015 fiscal year and $11,294 for the Company’s contribution to the ESAP, and amounts related to Mr. Laurence’s insurance premiums. For 2016 separation payments, please refer to footnote 11 and the accompanying table below. The amount reported in 2015 for Mr. Laurence includes an executive allowance of $70,000, travel allowance of $168,777, $8,050 for the Company’s contribution to the ESAP, and amounts related to Mr. Laurence’s insurance premiums. Mr. Laurence’s amount in 2014 included an executive allowance of $70,000, a travel allowance of $156,095, $6,250 for the Company’s contribution to the ESAP, and amounts related to Mr. Laurence’s relocation and insurance premiums. Mr. Laurence received no additional compensation for his role as a member of the Board.

2017 MANAGEMENT INFORMATION CIRCULAR    ROGERS COMMUNICATIONS INC.    45

[7]

While Mr. Horn is Interim President and CEO, he received no additional compensation in 2016 for assuming this role. Compensation in respect of Mr. Horn’s Interim President & CEO role will be determined in 2017. Compensation shown in this table represents Mr. Horn’s retainer, share awards, and other compensation for his role as Chairman. As our Chairman, Mr. Horn is paid an annual retainer of $250,000 in lieu of all other retainers and attendance fees. Mr. Horn also receives 4,000 DSUs as part of the directors DSU plan introduced in 2000 to encourage directors to align their interests with shareholders, and amended in 2016, to allow non-employee directors to choose to receive any or all of their fees and retainers in DSUs or through a purchase of class B non-voting shares. Mr. Horn also continues to be provided with life insurance and receives an allowance. Mr. Horn has a supplementary retirement plan that provides for a pension based on 2% of his average salary for each year of credited service, less any pension payable from the Company’s Defined Benefit Plan.

[8]

Dirk Woessner was hired as President, Consumer Business Unit effective April 1, 2015. The amounts in the table above represent his prorated salary for the period of April 1, 2015 to December 31, 2015. Upon hire, Mr. Woessner received a sign-on award of 17,933 RSUs with a total share-based award value equal to $750,000. One-half of Mr. Woessner’s RSUs vested on July 1, 2015, with the balance vesting on July 1, 2016. The amount reflected in the 2015 All Other Compensation column includes a $750,000 cash signing bonus. Mr. Woessner’s sign-on amounts were awarded to offset a portion of the value he forfeited with his previous employer.

[9]

Deepak Khandelwal was hired as Chief Customer Officer effective November 10, 2014. The amounts in the table above represent his prorated salary for the period of November 10, 2014 to December 31, 2014. Upon hire, Mr. Khandelwal received sign-on awards of 61,673 RSUs and 15,418 DSUs with a total share-based award value equal to $3,500,000. One-half of Mr. Khandelwal’s RSUs and DSUs vested in six months with the balance vesting eighteen months following the grant date. The amount reflected in the 2014 All Other Compensation column includes a $500,000 cash signing bonus. Mr. Khandelwal’s sign-on amounts were awarded to offset a portion of the value he forfeited with his previous employer.

[10]

Nitin Kawale was hired as President, Enterprise Business Unit effective December 1, 2014. Upon hire, Mr. Kawale received sign-on awards of 52,862 RSUs and 13,215 DSUs with a total share-based award value equal to $3,000,000. Mr. Kawale’s RSUs and DSUs vest equally on each of first three anniversaries from the date of grant. The amount reflected in the 2014 All Other Compensation column includes a $500,000 cash signing bonus. Mr. Kawale’s sign-on amounts were awarded to offset a portion of the value he forfeited with his previous employer.

[11]

Mr. Laurence was President and CEO of Rogers from December 2, 2013 to October 16, 2016. Of the amount noted under All Other Compensation, $13,452,873 represents the value of separation payments as per the terms of Mr. Laurence’s employment agreement and as outlined in the table below. Mr. Laurence was entitled to the following arrangements: A lump sum payment equal to 24 months of base salary, bonus at target, executive allowance, and outstanding vacation entitlement. Mr. Laurence’s 2013 awards of stock options and PRSUs and his sign-on award of stock options, PRSUs and DSUs vested immediately upon his departure date. These PRSUs and Stock Options referenced below in the respective amounts of $3,086,977 and $4,538,399, were previously reported as 2013 compensation in our 2014 circular. In addition, Mr. Laurence’s stock options and PRSUs that would have vested prior to the earlier of the end of 24 months or the date he commences alternative full time employment with a named competitor (i.e., the Continuation Period), will continue to vest. Awards that would have otherwise vested after the Continuation Period were forfeited. The grant value of these forfeited awards was $7,299,762. Stock options must be exercised within 30 days after the end of the Continuation Period. All performance targets related to stock options are deemed to have been met at 100% of target, and all performance targets related to PRSUs and PRSU DSUs for any annual or three year performance period that was not completed are deemed to have been met at 100% of target. Also, the Company will cover all relocation expenses up to a maximum of $100,000 should Mr. Laurence return to Europe within the 24 month period following his departure from the Company.

J. Guy Laurence	Separation Payments ($)
Retiring Allowance	2,451,923
Bonus at Target	3,125,000
Executive Allowance	140,000
Outstanding Vacation Entitlement	110,574
5,827,497
Prior Year Grants As Previously Reported Accelerated vesting of PRSU 2013 Sign-On Grant	1,518,550
Accelerated vesting of PRSU December 2013 Grant	1,568,427
Total PRSUs	3,086,977
Accelerated vesting of Stock Option December 2013 Grant	3,683,273
Accelerated vesting of Stock Option 2013 Sign-on Grant	855,126
Total Stock Options	4,538,399
Subtotal PRSUs and Stock Options*	7,625,376
Total Separation Payments	13,452,873

*	The grant value of these awards, previously reported as 2013 compensation in the 2014 information circular, was $7,620,000.

[12]	The compensation values for, Messrs. Staffieri, Woessner, Khandelwal, Kawale and Laurence were calculated based on the binomial methodology for PSOs and SOs granted on March 1, 2016.
[13]

The accounting values for Messrs. Staffieri, Woessner, Khandelwal and Kawale were calculated based on the Black-Scholes methodology for SOs granted on March 1, 2016. The accounting value for Mr. Laurence was calculated based on the trinomial methodology for PSOs granted on March 1, 2016.

46    ROGERS COMMUNICATIONS INC.    2017 MANAGEMENT INFORMATION CIRCULAR

INCENTIVE PLAN AWARDS

OUTSTANDING SHARE-BASED AND OPTION-BASED AWARDS

The following table provides information with respect to outstanding stock options, RSUs, and DSUs held by the NEOs as at December 31, 2016.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested[1] ($)	Market or payout value of vested share-based awards not paid out or distributed[1] ($)
Alan D. Horn[2]	–	–	–	–	–	–	2,811,736
Anthony Staffieri[3]	62,560	49.95	3/1/2026
	48,480	44.97	3/2/2025
	2,580	44.59	6/2/2024
	21,475	42.85	3/3/2024
	5,195	45.43	6/17/2023
	17,820	48.56	3/1/2023	746,347	104,629	5,418,748	796,509
Dirk Woessner	67,920	49.95	3/1/2026
	60,825	41.82	4/22/2025	731,036	66,252	3,431,215	Nil
Deepak Khandelwal[4]	67,920	49.95	3/1/2026
	75,420	44.97	3/2/2025	638,793	87,664	4,540,109	3,181,869
Nitin Kawale[5]	46,475	49.95	3/1/2026
	42,015	44.97	3/2/2025	371,720	86,809	4,495,857	1,123,951
J. Guy Laurence[6]	403,730	42.85	11/17/2018
	372,150	44.97	11/17/2018
	210,018	49.95	11/17/2018	6,530,677	142,114	7,360,070	3,737,001

[1]	The market value is based on the closing price for Class B Non-Voting Shares on the TSX on December 30, 2016 which was $51.79.
[2]	Mr. Horn received no compensation in 2016 for his role as Interim President and CEO. The value of his share-based awards noted above represents compensation for his role as Chairman.
[3]	The value of awards not paid or distributed for Mr. Staffieri reflects Bonus DSUs that were granted to him as part of the Share Matching Program and vested March 2, 2015 plus accumulated dividends.
[4]

The value of awards not paid or distributed for Mr. Khandelwal reflects RSUs that vested May 10, 2015 and were converted to DSUs plus accumulated dividends, plus Bonus DSUs that were granted to him as part of the Share Matching Program and vested March 1, 2016 plus accumulated dividends.

[5]	The value of awards not paid or distributed for Mr. Kawale reflects Bonus DSUs that were granted to him as part of the Share Matching Program and vested on March 1, 2016 plus accumulated dividends.
[6]

The value of awards not paid or distributed for Mr. Laurence reflects RSUs that vested May 2, 2014 and were converted to DSUs as well as 2/3 of the DSUs that were granted to him as a signing bonus and vested December 2, 2014 and December 2, 2015 plus accumulated dividends. Share based awards that have not vested will continue to vest during the Continuation Period.

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INCENTIVE PLAN AWARDS – VALUE VESTED OR EARNED DURING THE YEAR

The following table provides information on the vesting and payout of awards under the Company’s incentive plans during 2016.

NEO	Option Awards–Value Vested During the Year[1] ($)	Share Awards–Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation–Value Earned During the Year ($)
Alan D. Horn	–	195,032	Nil
Anthony Staffieri	470,921	879,044	927,316
Dirk Woessner	140,879	479,193	927,316
Deepak Khandelwal	103,633	1,612,524	741,853
Nitin Kawale	76,976	994,989	791,256
J. Guy Laurence	4,148,144	3,086,977	1,231,771

[1]	Value of Option Awards based on the date the Company determines that the share price hurdle, where applicable, has been satisfied.

SUMMARY OF LONG-TERM INCENTIVE PLANS

The following tables provide a summary of the Company’s various equity-based incentive plans.

Stock Option Plans

Type	Performance Stock Options	Stock Options
Eligibility	Former CEO NEOs and other select executives prior to 2015.	Starting in 2015: NEOs, excluding the Former CEO, and other select executives. Prior to 2013: other executives and select directors of the Company and affiliates were eligible.
Overview	Stock options are granted with tandem share appreciation rights (SARs). Each option entitles the holder, upon exercise, to acquire one Class B Non-Voting Share at the option exercise price (grant price) as set out in the terms of the award. A SAR is a right to surrender an option for a payment equal to the fair market value of a Class B Non-Voting Share minus the option exercise price.
Vesting and Expiry	Awards time vest 25% per year over the first four years, however they will only fully vest if the performance requirement of a 5% increase in share price at each anniversary has also been met. Awards expire ten years following the grant date. Awards granted prior to 2013 have a seven year term.	Awards vest 25% per year over the first four years, and expire ten years following the grant date. Awards granted prior to 2013 have a seven year term.
Exercise Price (grant price or option price)	Awards are granted at fair market value using the five day weighted average price of Class B Non-Voting Shares for the five business days preceding the date on which the award is granted.

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Type	Performance Stock Options	Stock Options
Termination Provisions:	The following rules apply if a participant’s employment is terminated before expiry:
Death / Disability	Awards vest effective as at the date of the participant’s death or disability and are exercisable until the end of the term.
Retirement (at retirement age as determined by the Human Resources Committee)	Awards vest effective as at the date of retirement and are exercisable until the end of the term.
Resignation	Unvested awards are forfeited and vested awards may be exercised within 30 days after termination.
Termination Without Cause	Unvested awards are forfeited and vested awards may be exercised within 30 days after termination.
Termination For Cause	Vested and unvested awards are forfeited.
Change in Control	The Board may allow awards to vest effective as at the date of the change in control. Vested awards would be exercisable until the end of the term.
Assignment of Awards	Awards are personal to the holder and are non-assignable, except to a legal personal representative of the holder, to a personal holding company controlled by the holder or to a registered retirement savings plan established by the holder, subject to any applicable regulatory approval.

Full Value Share Plans

Type	PRSUs	RSUs
Eligibility	NEOs and other select executives.	Executives not participating in the PRSU plan and select directors of the Company and affiliates.
Overview

PRSUs track the price of the Class B Non-Voting Shares, and when dividends are paid additional PRSUs are credited to the participant’s PRSU account. PRSUs cliff vest on the third anniversary of the grant date.

For grants in 2014 and earlier the number of units that vest will vary from 50% to 150% of the accumulated units, based on annual and three year cumulative free cash flow performance relative to targets.

Starting in 2015, for NEOs other than the Former CEO, the number of units that vest will vary from 30% to 170% of the accumulated units, based on three year cumulative free cash flow performance relative to targets and Relative TSR. The number of units that vest for the Former CEO will continue to vary from 50% to 150% of the accumulated units, based on three year cumulative free cash flow performance relative to targets and Relative TSR.

The payment will be equal to the vested PRSUs (including dividends), multiplied by the market price on the vesting date.

RSUs track the price of the Class B Non-Voting Shares, and when dividends are paid additional RSUs are credited to the participant’s RSU account.

RSUs cliff vest on the third anniversary of the grant date and are typically settled in cash at maturity but can be settled as Class B Non-Voting Shares from treasury if requested.

The payment will be equal to the vested RSUs (including dividends) multiplied by the market price on the vesting date.

2017 MANAGEMENT INFORMATION CIRCULAR    ROGERS COMMUNICATIONS INC.    49

Type	PRSUs	RSUs
Award	The number of units granted is determined by dividing the dollar amount of the award by the market price on the day of the award. Key executives may elect to receive their bonus in the form of RSUs.
Market Price	Market price is the five day weighted average price of Class B Non-Voting Shares for the five business days preceding the date in question (e.g., grant date or vesting date). For example, the market price on March 1st would be calculated using the five business days before March 1st, but excluding March 1st.
Dividend Equivalents	Dividends will be reinvested in additional units that will be paid at maturity.
Vesting

Units cliff vest not later than three years after the grant date.

Bonus amounts that are deferred into RSUs vest no later than June 15th of the third calendar year following the calendar year in which the bonus remuneration was earned.

Payout

After vesting a lump sum cash payment is made to the participant. If requested, the participant may receive Class B Non-Voting Shares in lieu of cash.

Select executives may elect to defer their units that vest by December 2018 into DSUs. (see below)

Termination Provisions:	The following rules apply if a participant’s employment is terminated before vesting:
Death / Disability	Units vest effective as at the date of the participant’s death or disability and are paid out at the next payroll date.
Retirement (at retirement age as determined by the Committee)	Units vest effective as at the date of the participant’s retirement and are paid out at the next payroll date.
Resignation	Unvested Units are forfeited.
Termination Without Cause	Unvested Units are forfeited.
Termination For Cause	Unvested Units are forfeited.
Change in Control	The Board may allow units to vest and be redeemed effective as at the date of the change in control.
Transferability of Awards	RSUs and PRSUs are not transferable or assignable other than to the legal personal representative of the holder or by will in the event of the death of a participant, subject to any applicable regulatory approval.

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Deferred Share Unit Plan

Eligibility	Select senior executives and executives who participate in the Share Matching Program.
Overview	DSUs track the price of the Class B Non-Voting Shares, and when dividends are paid additional DSUs are credited to the participant’s DSU account.
Payout	DSUs may be redeemed for cash only if they are vested and after termination of employment with the Company for any reason. They are the same as RSUs and PRSUs in terms of market price and payout.
Award

Select executives may elect to defer their PRSUs that vest by December 2018 into DSUs. RSUs and PRSUs will be converted to DSUs on a one for one basis.

In 2015 through 2017, executives may elect to defer their STIP awards and/or their RSU/PRSU grant into DSUs before it is granted. Executives will receive an additional award of DSUs as a match. The number of units granted is determined by dividing the dollar amount of the award by the market price on the day of the award (see Share Matching Program).

Occasionally executives will be granted DSUs as part of their on-hire compensation.

Termination Provisions:	The following rules apply if a participant’s employment is terminated before vesting:
Death / Disability	Units vest effective as at the date of the participant’s death or disability and are paid out at the next payroll date.
Retirement (at retirement age as determined by the Committee)	Units vest effective as at the date of the participant’s retirement and are paid out at the next payroll date.
Resignation	Unvested Units are forfeited.
Termination Without Cause	Unvested Units are forfeited.
Termination For Cause	Unvested Units are forfeited.
Vesting

DSUs that are granted on bonus remuneration or vested RSUs or PRSUs are immediately vested.

DSUs that are granted as part of on-hire compensation typically vest within three years of service with the Company.

See Share Matching Program below for details on the vesting of DSUs granted as part of this program.

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Share Matching Program (2015 — 2017 only)

Eligibility

Eligible executives as determined by management.

Only annual STIP amounts or annual grants of RSUs and PRSUs are eligible for a Company match (i.e. sign-on amounts or special one-time bonuses are not eligible).

Overview	Executives may elect to defer all or a portion of their STIP and/or PRSU/RSU grants into DSUs and in return receive a matching grant of DSUs from the Company. The match was 50% in 2015, 25% in 2016 and will be 25% in 2017. Total company matching amounts are subject to an overall cap for participants.
Award	The number of units granted is determined by dividing the dollar amount of the award by the market price on the day of the award.
Market Price	Market price is the five day weighted average price of Class B Non-Voting Shares for the five business days preceding the date in question (e.g., grant date or payout date). For example, the market price on March 1st would be calculated using the five business days before March 1st, but excluding March 1st.
Termination Provisions:	The following rules apply if a participant’s employment is terminated before vesting:
Death / Disability	Units vest effective as at the date of the participant’s death or disability and are paid out at the next payroll date.
Retirement (at retirement age as determined by the Committee)	Units vest effective as at the date of the participant’s retirement and are paid out at the next payroll date.
Resignation	Unvested Units are forfeited.
Termination Without Cause	Unvested Units are forfeited.
Termination For Cause	Unvested Units are forfeited.
Vesting	DSUs awarded upon deferral of STIP vest immediately. All matching DSUs awarded upon deferral of STIP will vest 1/3 per year. DSUs awarded upon deferral of RSU/PRSUs, and all matching DSUs awarded upon deferral of RSU/PRSUs cliff vest not later than three years after the grant date, and are subject to the same adjustments for performance as applicable.
Payout	Vested DSUs must be redeemed by holders by December of the year following termination of service. Unvested DSUs at the time of termination are forfeited. “Specified Executives” subject to US tax filing will have their DSUs automatically redeemed 6 months after separation from service, all other US tax filers thirty days after separation.

PENSION PLAN BENEFITS

The Company provides pension benefits to its employees, including NEOs, through the Rogers Defined Benefit Pension Plan (the DB Plan) and the Rogers Defined Contribution Plan (the DC Plan). In addition, all NEOs, other than Mr. Laurence, receive benefits under the Rogers Defined Benefit Supplementary Executive Retirement Plan (the DB SERP).

The DB Plan is a contributory defined benefit pension plan registered under the Income Tax Act (Canada) and the Pension Benefits Standards Act. It was closed to new enrolments effective July 1, 2016. Executives who are members of the DB SERP are not required to contribute. For each

52    ROGERS COMMUNICATIONS INC.    2017 MANAGEMENT INFORMATION CIRCULAR

year of credited service, the DB Plan provides members with an annual pension benefit of 2.0% of their career average base salary. Periodically, Rogers has provided for updates to the career average base year earnings used to determine pensions under the DB Plan. The most recent such upgrade is effective December 31, 2013 such that pension benefits earned for all service prior to January 1, 2011 are based on the member’s pensionable earnings in 2010. The pension earned in respect of any given year is limited to the maximum pension limit under the Income Tax Act (Canada) for the year in which the benefit is earned. Pensions are payable on an unreduced basis once a member has attained age 55 and 30 years of continuous employment, or age 65. Members who terminate before eligibility for early retirement, or age 55, are entitled to a lump sum payment of equivalent value to the accrued pension payable at age 65.

The DB SERP provides pension benefits to certain key executives approved by the Human Resources Committee for earnings not covered by the DB Plan because of the Income Tax Act (Canada) limits. For each year of credited service, the DB SERP provides eligible executives with an annual pension benefit of 2.0% of their pre-2015 career average base salary plus 2.0% of their post-2014 career average pensionable earnings (including eligible target bonuses for all NEOs, excluding Mr. Horn, and capped at $1,250,000 per annum). Benefits earned under the DB SERP vest after three years of membership in the DB SERP and are payable on an unreduced basis once a member has attained age 55 and completed 30 years of continuous employment, or reached age 65. Executives who are vested and whose employment ends are entitled to a lump sum payment of the equivalent value of the accrued pension payable at age 65 from the DB SERP. If a DB SERP member’s employment ends after eligibility for early retirement, they also have the option to receive entitlement in the form of a monthly pension. Benefits payable from the DB SERP are offset by any benefits payable from the DB Plan. Any amendments made to the DB Plan, such as base year upgrades or the age 55 and 30 years of service provision, are reflected in the DB SERP. The DB SERP is not funded and benefit payments to former executives are paid directly by Rogers. As at December 31, 2016, the unfunded obligation in respect of both current and former executives and their beneficiaries was $62,112,000 (compared to an obligation of $56,114,000 as at December 31, 2015). In 2016, Rogers recognized a charge to net income of $5,464,000 in respect of benefits accrued for service by current executives and made payments to former executives and their beneficiaries of $3,077,000. For all NEOs, excluding Mr. Horn, the DB SERP was amended in 2015 to include the pensionable bonus, earnings cap and termination benefits described above.

Effective July 1, 2016, the Company introduced the DC Plan for new employees and existing employees who were not already enrolled in the DB Plan. Employees joining this plan may contribute from 1% to 8% of their earnings and receive a matching contribution from the Company of up to 6%. Key executives hired after June 30, 2016 will join the DC Plan for which a defined contribution supplementary plan is also in place.

Pursuant to Mr. Laurence’s employment agreement, he was entitled to supplementary pension benefits that differed from the standard DB SERP benefit described above. Mr. Laurence’s agreement provided for a lifetime pension benefit, payable immediately following termination of employment, equal to $5,208.33 per month of service at termination less any accrued normal retirement pension payable from the DB Plan. The normal form of pension provides that if Mr. Laurence dies within five years after benefits commence, his estate will receive a lump sum payment equal to the value of his pension for the balance of that five year period. If Mr. Laurence dies before benefits commence, his spouse at the time of his death will receive a pension on the basis that Mr. Laurence is deemed to have retired immediately prior to his death and elected a pension guaranteed for 15 years and with 100% of the pension payable to his surviving spouse. If she dies within 15 years from the time she begins to receive such benefits, her estate will receive a lump-sum payment equal to the value of her pension for the balance of that 15 year period.

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The table below shows certain information for each NEO participating in the Company’s defined benefit pension arrangements including:

•	years of credited service as at December 31, 2016;

•	estimated annual benefit accrued, or earned, for service up to December 31, 2016 and up to the age of 65 (or assumed retirement date if later than age 65); and

•	a reconciliation of the accrued obligation from December 31, 2015 to December 31, 2016.

	Number of Years Credited Service	Annual Benefits Payable		Accrued Obligation at Start of Year[2] ($)		Non- Compensatory Change[4] ($)	Accrued Obligation at Year End[5] ($)
Name		At Year End ($)	At Age 65[1] ($)		Compensatory Change[3] ($)
Alan D. Horn[6]	26.00	287,095	287,095	3,757,199	66,595	130,112	3,953,906
Anthony Staffieri[7]	8.09	162,820	550,320	661,321	709,596	174,839	1,545,756
Dirk Woessner[8]	1.75	46,324	475,492	123,365	163,965	28,194	315,524
Deepak Khandelwal[9]	2.14	51,616	447,449	193,025	172,908	34,726	400,659
Nitin Kawale[10]	2.08	50,752	257,002	246,919	235,156	38,183	520,258
J. Guy Laurence[11]	4.88	307,292	307,292	1,555,622	2,098,788	1,050,290	4,704,700

[1]

Includes the value of assumed pensionable bonuses for service after 2014 for all NEOs, excluding for Mr. Horn. Retiring executives may elect to have the pension from the DB SERP converted to a lump sum commuted value. Commuted values would be based on market interest rates in effect at the date of retirement and may differ significantly from the Accrued Obligation at Year End. The benefits for all NEOs are based on the December 31, 2016 values.

[2]

Equals the value of the projected pension earned for service to December 31, 2015. The values have been determined using the same actuarial assumptions and measurement date used for determining the pension plan obligations at December 31, 2015 as disclosed in the notes to the 2015 Audited Consolidated Financial Statements, based on the actual earnings for 2015 and adjusted to reflect expected future increases in pensionable earnings.

[3]

Includes the value of the projected pension earned for service from January 1, 2016 to December 31, 2016, the change in accrued obligation due to differences between actual and assumed compensation for the year and the change in accrued obligation due to changes in benefits in the year. The impact of expected future base year upgrades is recognized in the compensatory change over the career of each executive even in years when no such upgrade occurs. The accrued benefit liabilities assume that RCI will resume its historical practice of upgrading the career average earnings base year on a triennial basis. In the future, if RCI deviates from its historical practices, such deviation will be reflected in the compensatory change at that time.

[4]	Includes interest on obligations at the beginning of the year, gains and losses due to differences in actual experience compared to actuarial assumptions and changes in actuarial assumptions.
[5]

Equals the value of the projected pension earned for service to December 31, 2016. The values have been determined using the same actuarial assumptions and measurement date used for determining the pension plan obligations at December 31, 2016 as disclosed in the notes to the 2016 Audited Consolidated Financial Statements, based on the actual earnings for 2016 and adjusted to reflect expected increases in pensionable earnings.

[6]	Mr. Horn is currently eligible to retire under the terms of the DB plan.
[7]

Mr. Staffieri will be eligible for an additional three years of credited service upon his 10th service anniversary with Rogers (i.e., November 28, 2021). The additional three years of credited service granted in 2016 are included in the Annual Benefits Payable at Year End and at Age 65, in the Compensatory Change, and in the Accrued Obligation at Year End.

[8]	Mr. Woessner’s DB SERP benefits vest in 2018.
[9]	Mr. Khandelwal’s DB SERP benefits vest in 2017.
[10]	Mr. Kawale’s DB SERP benefits vest in 2017.
[11]

Mr. Laurence’s employment agreement provides for a pension payable at age 60 of $500,000 per annum less pension amounts payable from the DB Plan. The total pension amount prior to any offset is reduced by $5,208.33 for each month his actual retirement date precedes age 60. Mr. Laurence ceased to be employed on October 16, 2016. His Number of Years of Credited Service includes an additional two years of DB SERP accrual from his termination date as per the terms of his employment agreement. This increase in service has been reflected in his Annual Benefits Payable and the value of the additional service is included in his Compensatory Change and his Accrued Obligation at Year End.

Unless otherwise noted, all NEOs are currently vested in their pension entitlements earned to December 31, 2016. In accordance with IFRS, the amounts set out above make no allowance for the different tax treatment of the portion of pension not paid from the registered pension plans. All amounts shown above are estimated based on assumptions and represent contractual entitlements that may change over time. The methods and assumptions used to determine estimated amounts will not be identical to the methods and assumptions used by other issuers and, as a result, the figures may not be directly comparable across issuers.

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TERMINATION AND CHANGE OF CONTROL BENEFITS

POTENTIAL PAYMENTS UPON TERMINATION, RESIGNATION, RETIREMENT OR CHANGE OF CONTROL

The following tables show potential payments to each NEO (other than Messrs. Horn and Laurence) as if the officer’s employment had been terminated with or without cause and/or if the officer had retired or resigned as at December 31, 2016. There are no provisions specific to a change in control scenario, and the Committee has ultimate discretion to determine appropriate treatment in accordance with plan terms. Please note, in both his capacity as Chairman and as Interim President and CEO, Mr. Horn has no employment agreement that would trigger any termination or change of control benefits.

The amounts for each NEO were calculated using the closing market price of Class B Non-Voting Shares on December 31, 2016 ($51.79). The actual amounts that would be paid to any NEO can only be determined at the time of an actual termination of employment and would vary from those listed below.

The estimated amounts listed below are in addition to any retirement or other benefits that are available to our salaried employees generally.

Anthony Staffieri

Mr. Staffieri commenced employment as Chief Financial Officer of Rogers on November 29, 2011. Per the terms of his employment agreement, Mr. Staffieri would be entitled to the arrangements below following the termination of his employment as at December 31, 2016:

	Severance ($)	Stock Options ($)	Share-based Awards ($)	Pension ($)	Total ($)
Termination Without Cause[1,2]	3,031,300	540,431	2,671,350	613,000	6,856,081
Resignation[3]	–	–	–	–	–
Retirement[4]	–	–	–	–	–
Termination With Cause[5]	–	–	–	–	–
Change of Control	–	–	–	–	–

[1]

In the event of termination without cause on December 31, 2016, Mr. Staffieri would be entitled to receive a lump sum payment equal to 24 months of base salary, bonus at target and executive allowance, as well as benefits continuance. All stock options and PRSUs held by Mr. Staffieri will continue to vest to the earlier of 24 months or the date he commences alternative full time employment with a named competitor. Stock options must be exercised within 30 days of the expiry of this period. Mr. Staffieri’s 2015 Bonus DSUs will be available for redemption upon termination until December 15, 2017. Consistent with the treatment for other NEOs, all performance targets related to stock options are deemed to have been met at 100% of target, and all performance targets related to PRSUs and PRSU DSUs for any annual or three year performance period that has not been completed are deemed to have been met at 100% of target.

[2]

In the event of an occurrence constituting Good Reason which is not remedied by the Company within 30 days of notice by Mr. Staffieri, and no later than 60 days following such date, Mr. Staffieri may terminate his employment and receive the benefits outlined above as if it was a termination of employment without cause. “Good Reason” includes any material diminishment of Mr. Staffieri’s authority or responsibility as EVP and CFO; a unilateral change in his reporting responsibilities; or a material reduction in compensation, pension plan or benefits.

[3]

In the event of resignation, Mr. Staffieri must provide the President and CEO with two weeks prior written notice. Mr. Staffieri will be entitled to redeem any PRSUs, stock options and DSUs that vest prior to the effective date of resignation.

[4]	Mr. Staffieri was not eligible for retirement on December 31, 2016.
[5]

Termination with cause includes (i) theft, fraud or embezzlement from the Company or any other material act of dishonesty relating to Mr. Staffieri’s employment; or (ii) willful misconduct in the course of fulfilling his duties which is materially injurious to the Company; or willful, deliberate and continuous failure on his part to perform his duties in any material respect after written notice is provided by the Company; (iii) willful material breach of a material provision of our Business Conduct Policy for Directors, Officers and Employees.

2017 MANAGEMENT INFORMATION CIRCULAR    ROGERS COMMUNICATIONS INC.    55

Dirk Woessner

Mr. Woessner commenced employment as President, Consumer Business Unit on April 1, 2015. Per the terms of his employment agreement, Mr. Woessner would be entitled to the arrangements below following the termination of his employment as at December 31, 2016:

	Severance ($)	Stock Options ($)	Share-based Awards ($)	Pension ($)	Total ($)
Termination Without Cause[1]	3,031,300	365,518	1,861,309	636,000	5,894,127
Resignation[2,3]	–	–	–	–	–
Retirement[4]	–	–	–	–	–
Termination With Cause[3]	–	–	–	–	–
Change of Control	–	–	–	–	–

[1]

In the event of termination without cause on December 31, 2016, Mr. Woessner would be entitled to receive payments equal to 24 months of base salary, bonus at target and executive allowance, as well as benefits continuance. All stock options and PRSUs held by Mr. Woessner will continue to vest to the earlier of 24 months or the date he commences alternative full time employment with a named competitor. Mr. Woessner’s sign-on award of RSUs will vest immediately. Consistent with the treatment for other NEOs, other than Mr. Horn, all performance targets related to PRSUs for any annual or three year performance period that has not been completed are deemed to have been met at 100% of target.

[2]

In the event of resignation, Mr. Woessner must provide the Company with six months’ prior written notice. Mr. Woessner will be entitled to redeem any PRSUs and stock options that vest prior to the effective date of resignation.

[3]

In the event of resignation or termination with cause, Mr. Woessner must repay a prorated portion of the signing bonus of $750,000 based on 1/24 of the relevant bonus payment being earned for each full month of employment after receipt of the relevant payment. Mr. Woessner must also repay a prorated portion of any vested sign-on RSUs equal to 1/24 of the amount received upon redemption for each full month of employment less than 24 months. As at December 31, 2016, Mr. Woessner must repay $125,000 in signing bonus and $65,179 in sign-on RSUs. Mr. Woessner has authorized the Company to deduct any required repayment from any money otherwise payable to him.

[4]	Mr. Woessner was not eligible for retirement on December 31, 2016.

Deepak Khandelwal

Mr. Khandelwal commenced employment as Chief Customer Officer on November 10, 2014. Per the terms of his employment agreement, Mr. Khandelwal would be entitled to the arrangements below following the termination of his employment as at December 31, 2016:

	Severance ($)	Stock Options ($)	Share-based Awards ($)	Pension ($)	Total ($)
Termination Without Cause[1]	3,031,300	319,397	1,750,104	725,000	5,825,801
Resignation[2]	–	–	–	–	–
Retirement[3]	–	–	–	–	–
Termination With Cause	–	–	–	–	–
Change of Control	–	–	–	–	–

[1]

In the event of termination without cause on December 31, 2016, Mr. Khandelwal would be entitled to receive payments equal to 24 months of base salary, bonus at target and executive allowance, as well as benefits continuance. Mr. Khandelwal’s sign-on award of RSUs and DSUs will vest immediately. Mr. Khandelwal will be entitled to accelerated vesting of his March 2015 stock options grant at the end of the Continuation Period, and he may exercise such vested stock options for a further 30 day period. In addition, Mr. Khandelwal will be entitled to immediately redeem his March 2015 Grant of PRSU DSUs and Matched PRSU DSUs on the date that is 24 months from the date of termination. Mr. Khandelwal’s 2015 Bonus DSUs will be available for redemption upon termination until December 15, 2017. Consistent with the treatment for other NEOs, other than Mr. Horn, all performance targets related to PRSUs and PRSU DSUs for any annual or three year performance period that has not been completed are deemed to have been met at 100% of target.

[2]

In the event of resignation, Mr. Khandelwal must provide the Board with six months prior written notice. Mr. Khandelwal will be entitled to redeem any PRSUs, stock options and DSUs that vest prior to the effective date of resignation.

[3]	Mr. Khandelwal was not eligible for retirement on December 31, 2016.

56    ROGERS COMMUNICATIONS INC.    2017 MANAGEMENT INFORMATION CIRCULAR

Nitin Kawale

Mr. Kawale commenced employment as President Enterprise Business Unit on December 1, 2014. Per the terms of his employment agreement, Mr. Kawale would be entitled to the arrangements below following the termination of his employment as at December 31, 2016:

	Severance ($)	Stock Options ($)	Share-based Awards ($)	Pension ($)	Total ($)
Termination Without Cause[1]	2,814,980	185,861	1,793,810	1,137,000	5,931,651
Resignation[2]	–	–	–	–	–
Retirement[3]	–	–	–	–	–
Termination With Cause	–	–	–	–	–
Change of Control	–	–	–	–	–

[1]

In the event of termination without cause on December 31, 2016, Mr. Kawale would be entitled to receive payments equal to 24 months of base salary, bonus at target and executive allowance, as well as benefits continuance. Mr. Kawale’s sign-on award of RSUs and DSUs will vest immediately. Mr. Kawale will be entitled to accelerated vesting of his March 2015 stock options grant at the end of the Continuation Period, and he may exercise such vested stock options for a further 30 day period. In addition, Mr. Kawale will be entitled to immediately redeem his March 2015 Grant of PRSU DSUs and Matched PRSU DSUs on the date that is 24 months from the date of termination. Mr. Kawale’s 2015 Bonus DSUs will be available for redemption upon termination until December 15, 2017. Consistent with the treatment for other NEOs, other than Mr. Horn, all performance targets related to PRSUs and PRSU DSUs for any annual or three year performance period that has not been completed are deemed to have been met at 100% of target.

[2]

In the event of resignation, Mr. Kawale must provide the Board with six months prior written notice. Mr. Kawale will be entitled to redeem any P/RSUs, stock options and DSUs that vest prior to the effective date of resignation.

[3]	Mr. Kawale was eligible for retirement on December 31, 2016, with a pension from the DB plan only.

2017 MANAGEMENT INFORMATION CIRCULAR    ROGERS COMMUNICATIONS INC.    57

Director Compensation

DIRECTOR COMPENSATION, PHILOSOPHY AND COMPONENTS

The compensation of the members of the Board is subject to periodic review by the Corporate Governance Committee. In 2016, the Corporate Governance Committee conducted an internal assessment of the directors’ compensation program which had been in effect since April 2011. This assessment compared the compensation of the members of the Board against prevailing market conditions and included feedback from Willis Towers Watson. The compensation program as described below was approved by the Corporate Governance Committee and came into effect in the fourth quarter of 2016.

The compensation of directors is designed to:

•	attract and retain qualified individuals to serve on the Board;

•	align the interests of the directors with the interests of the Company’s shareholders; and

•	provide competitive compensation in line with the risks and responsibilities inherent to the role of director.

As described below, our director compensation program has five components:

•	an annual cash retainer;

•	annual retainer if the director serves as Lead Director, a Committee Chair, or a Committee member;

•	attendance fees for each board and committee meeting the director attends;

•	travel fees, where applicable, to cover the time that was required to travel to attend board and committee meetings; and

•	an annual grant of equity through the issuance of DSUs and/or through the purchase of Class B Non-Voting Shares.

Directors may choose to receive their retainer and/or fees in DSUs or through the purchase of Class B Non-Voting Shares.

RETAINERS AND FEES

During the year ended December 31, 2016, non-employee members of the Board received director retainers and fees in accordance with the following standard arrangements:

Type of Retainer or Fee	Amount ($)
Board Annual Retainer[1]	80,000
Lead Director Annual Retainer	40,000
Audit and Risk Committee Chair Annual Retainer	30,000
Human Resources Committee Chair Annual Retainer	20,000
Other Committee Chair Annual Retainer[2]	15,000
Committee Member Annual Retainer[3]	5,000
Board or Committee Meeting Fee[4] (other than Audit and Risk Committee)	1,500 1,750 2,000	or (travel 100 to 1,000 km) or (travel over 1,000 km)
Audit and Risk Committee Meeting Fee	2,000 2,250 2,500	or (travel 100 to 1,000 km) or (travel over 1,000 km)
Audit and Risk Committee and Human Resources Committee Chairs Meeting Fee	3,000
Other Committee Chairs Meeting Fee	2,000

[1]	On October 1, 2016, the Board Annual Retainer was increased from $65,000.
[2]	On October 1, 2016, the Other Committee Chair Annual Retainer was increased from $10,000.
[3]	On October 1, 2016, a Committee Member Annual Retainer was added to the directors’ compensation.
[4]

Directors are entitled to a fee of $500 for attendance by telephone conference call if less than one hour, subject to the discretion of the Chairman to determine that the full Meeting Fee will be paid.

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The table below shows the retainers and fees that we paid to the non-employee directors for meetings held during the year ended December 31, 2016.

Name[1]	Retainer		Attendance fees
	Board[2] ($)	Committee Chair/Committee ($)	Board ($)	Committee meetings ($)	Travel fee ($)	Total fees paid ($)
C.W.D. Birchall[3]	148,750	3,750	10,500	20,000	–	183,000
B.R. Brooks	148,750	1,250	10,500	7,500	–	168,000
S.A. Burch[4]	16,250	–	2,500	6,000	500	25,250
R.K. Burgess	127,083	1,250	8,000	8,000	2,500	146,833
J.H. Clappison[5]	148,750	32,500	10,500	32,500	–	224,250
J. A. MacDonald	148,750	3,750	10,500	25,500	–	188,500
I. Marcoux	148,750	21,250	10,500	21,500	1,250	203,250
D.R. Peterson	148,750	2,500	10,500	6,500	–	168,250
E.S. Rogers[6]	41,667	21,250	6,500	2,500	–	71,917
L.A. Rogers	148,750	–	10,500	–	–	159,250
M.L. Rogers	148,750	–	10,500	–	–	159,250
M.M. Rogers[6]	41,667	3,750	6,500	3,500	–	55,417
C. Sirois	228,750	13,750	10,500	12,000	1,250	266,250
Total	1,645,417	105,000	118,000	145,500	5,500	2,019,417

[1]

Mr. Horn was appointed Interim President and Chief Executive Officer on October 16, 2016. Compensation disclosure for Mr. Horn and Mr. Laurence, each of whom was an NEO in 2016, can be found in the “Summary Compensation Table” in the Executive Compensation section above.

[2]	The amount disclosed in respect of the Board Retainer includes the value of the DSUs granted to directors in 2016. See “Directors’ Deferred Share Unit Plan and Share Purchase Plan” below.
[3]	Mr. Birchall is not seeking re-election at the 2017 Annual General Meeting of Shareholders of the Company.
[4]	Mr. Burch resigned from the Board effective March 10, 2016.
[5]	The amount disclosed under the “Total fees paid” column above for Mr. Clappison does not include $67,000 in respect of his service on the board of Rogers Bank.
[6]	Effective June 1, 2016, Mr. E.S. Rogers and Ms. M.M. Rogers transitioned to non-employee directors.

In addition to the fees above, we reimburse directors for travel and other expenses when they attend meetings or conduct our business. Other than certain former employee directors, our non-employee directors are not entitled to a pension or other retirement benefits or to non-equity incentive plan compensation.

SHARE OWNERSHIP REQUIREMENTS

The share ownership requirements for directors are designed to link the interests of directors to those of our shareholders by encouraging directors to hold an ownership position in the Company’s shares. Each non-employee director is required to own six times his or her annual cash retainer in any combination of Class A Shares, Class B Non-Voting Shares and DSUs during his or her term of service as director of the Company. Directors have five years from the date of initial appointment to the Board to attain required ownership levels. See “The Proposed Nominees” above for information on each director’s current share ownership.

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DIRECTORS’ DEFERRED SHARE UNIT PLAN AND SHARE PURCHASE PLAN

We introduced the directors’ DSU Plan effective January 1, 2000 to encourage directors to align their interests with shareholders. In 2016, the DSU Plan was amended and restated to allow non-employee directors to choose to receive any or all of their fees and retainers in DSUs or through a purchase of Class B Non-Voting Shares.

Each DSU has a value equal to the market price of a Class B Non-Voting Share at the end of the relevant fiscal quarter. A director’s DSU may be redeemed only when the director ceases to be a director. At the time of redemption, the director is entitled to receive a lump-sum cash payment equal to the number of DSUs credited to the director’s account multiplied by the market price of the Class B Non-Voting Shares. DSUs accrue dividends in the form of additional DSUs at the same rates as dividends on Class B Non-Voting Shares.

In 2016, each director that is not an employee (other than the Lead Director and the Chairman) received a grant of DSUs worth $80,000. The number of DSUs is based on the share price at the time of the grant. The Lead Director received DSUs worth $120,000. The Chairman received 4,000 DSUs. The market price of the Class B Non-Voting Shares for calculating DSUs granted and credited as dividends, and the redemption price, is the weighted average trading price of the Class B Non-Voting Shares on the TSX for the five trading days before the relevant date.

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DIRECTOR SUMMARY COMPENSATION TABLE

The following table shows the compensation received by each director for the year ended December 31, 2016. Directors who are also employees of the Company or its subsidiaries receive no remuneration as directors while they hold both roles.

Name[1]	Year	Fees Earned Paid In Cash ($)		Fees Earned Used For Share Purchase[2] ($)		Share-Based Awards[3] ($)		All Other Compensation ($)		Total ($)
C.W.D. Birchall	2016 2015 2014	– – –		– N/A N/A		183,000 172,000 178,500		– – –		183,000 172,000 178,500
B.R. Brooks	2016 2015 2014	– – N/A		14,625 N/A N/A		153,375 132,833 N/A		– – N/A		168,000 132,833 N/A
S.A. Burch[4]	2016 2015 2014	25,250 95,000 100,000		– N/A N/A		– 80,000 80,000		– – –		25,250 175,000 180,000
R. K. Burgess	2016 2015 2014	– N/A N/A		– N/A N/A		146,833 N/A N/A		– N/A N/A		146,833 N/A N/A
J.H. Clappison[5]	2016 2015 2014	103,325 89,250 107,175		11,750 N/A N/A		109,175 118,250 109,325		– – –		224,250 207,500 216,500
A.D. Horn[6]	2016 2015 2014	N/A 250,000 250,000	[6]	N/A N/A N/A	[6]	N/A 172,000 174,320	[6]	N/A 93,716 85,843	[6]	N/A 515,716 510,163	[6]
P. Lind[7]	2016 2015 2014	– – –		– N/A N/A		– – 482,947		752,551 934,936 1,303,918		752,551 934,936 1,786,865
J.A. MacDonald	2016 2015 2014	53,165 46,305 44,835		19,253 N/A N/A		116,082 128,195 126,665		– – –		188,500 174,500 171,500
I. Marcoux	2016 2015 2014	42,000 56,625 48,125		– N/A N/A		161,250 136,625 128,125		– – –		203,250 193,250 176,250
D.R. Peterson	2016 2015 2014	– – –		– N/A N/A		168,250 160,500 164,500		– – –		168,250 160,500 164,500
E.S. Rogers[7]	2016 2015 2014	33,167 – –		38,750 N/A N/A		1,012,566 469,076 455,950		988,975 1,491,002 1,399,685		2,073,458 1,960,078 1,855,635
L.A. Rogers	2016 2015 2014	– – –		25,000 N/A N/A		134,250 154,000 159,500		– – –		159,250 154,000 159,500
M.L. Rogers	2016 2015 2014	– – –		25,000 N/A N/A		134,250 154,000 159,500		– – –		159,250 154,000 159,500
M.M. Rogers[7]	2016 2015 2014	23,167 – –		32,250 N/A N/A		478,309 300,424 287,111		538,317 857,688 786,280		1,072,043 1,158,112 1,073,391
C. Sirois	2016 2015 2014	– – –		– N/A N/A		266,250 254,250 249,083		– – –		266,250 254,250 249,083

[1]	Compensation disclosure for Mr. Laurence, who was a NEO in 2016, can be found in the “Summary Compensation Table” in the Executive Compensation section above.
[2]	These amounts represent Class B Non-Voting Shares purchased under the Share Purchase Plan, as discussed above under the heading “Directors’ Deferred Share Unit Plan and Share Purchase Plan”.
[3]

These amounts represent DSUs that were elected to be received under the Directors’ Deferred Share Unit Plan, as discussed above under the heading “Directors’ Deferred Share Unit Plan and Share Purchase Plan”. The amounts disclosed here for Mr. E.S. Rogers and Ms. M.M. Rogers, who were also executives for part of the year, also include Performance RSUs that were granted as part of their annual compensation.

[4]	Mr. Burch resigned from the Board effective March 10, 2016.
[5]	The amount disclosed in the “Fees Earned” column above for Mr. Clappison does not include $67,000 in respect of his service on the board of Rogers Bank.
[6]	Compensation disclosure for 2016 for Mr. Horn, who was a NEO in 2016, can be found in the “Summary Compensation Table” in the Executive Compensation section above.
[7]

The amount disclosed in the “All Other Compensation” column for Mr. Lind, Mr. E.S. Rogers and Ms. M.M. Rogers, who were also employees for all or a portion of the year, includes a combination of base salary, annual incentives, long-term incentives, change in the compensatory value of their pension, supplemental pension, service recognition awards, executive allowance, parking fees, car allowance, insurance premiums, and the Company’s contribution to the ESAP.

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OUTSTANDING SHARE-BASED AND OPTION-BASED AWARDS

The following table provides information with respect to outstanding stock options, RSUs, and DSUs held by the directors as at December 31, 2016. See “Senior Executive Incentive and Ownership Program” for additional information.

	Option Awards[1]				Share Awards
Name[2]	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date (mm/dd/yyyy)	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed[3] ($)
C.W.D. Birchall	–			–	–	–	2,989,776
B.R. Brooks	–			–	–	–	325,872
R.K. Burgess	–			–	–	–	149,962
J.H. Clappison	–			–	–	–	1,717,815
P. Lind	11,162	37.9603	03/01/2019
	17,385	48.5634	03/01/2023
	17,287	42.8524	03/03/2024	364,966	12,589	651,975	–
J.A. MacDonald	–			–	–	–	781,113
I. Marcoux	–			–	–	–	1,646,473
D.R. Peterson	–			–	–	–	5,084,451
E.S. Rogers	36,400	34.7340	03/05/2017
	33,400	34.3187	03/01/2018
	42,100	37.9603	03/01/2019
	21,870	48.5634	03/01/2023
	21,750	42.8524	03/03/2024
	26,940	44.9737	03/02/2025
	48,260	49.9539	03/01/2026	2,323,810	43,889	2,273,026	–
L.A. Rogers	–			–	–	–	4,382,356
M.L. Rogers	–			–	–	–	1,752,002
M.M. Rogers[4]	5,462	37.9603	03/01/2019
	10,327	48.5634	03/01/2023
	10,275	42.8524	03/03/2024
	17,240	44.9737	03/02/2025
	22,790	49.9539	03/01/2026	360,050	24,481	1,267,865	235,582
C. Sirois	–			–	–	–	1,352,728

[1]

Prior to 2006, directors were entitled to receive stock options and tandem share appreciation rights. Effective July 1, 2006 directors no longer receive stock options. The terms of these options are described above under “Summary of Long-Term Incentive Plans.”

[2]

Compensation disclosure for Mr. Horn and Mr. Laurence, each of whom was an NEO in 2016, can be found under the “Incentive Plan Awards” and in the “Summary Compensation Table”, in the Executive Compensation section above.

[3]	The market value is based on the closing price for Class B Non-Voting Shares on the TSX on December 30, 2016, which was $51.79.
[4]

The value of awards not paid or distributed for Ms. M.M. Rogers represents the aggregate value of cash bonuses she voluntarily elected to defer into DSUs and the dividend equivalent units earned as additional DSUs.

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Name[1]	Option Awards – Value Vested During the Year[2] ($)	Share Awards – Value Vested During the Year[3] ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year[5] ($)
C.W.D. Birchall	–	183,000	–
B.R. Brooks	–	153,375	–
S.A. Burch[4]	–	–	–
R. K. Burgess	–	146,833	–
J.H. Clappison	–	109,175	–
P. Lind	293,152	462,377	187,500
J.A. MacDonald	–	116,082	–
I. Marcoux	–	161,250	–
D.R. Peterson	–	168,250	–
E.S. Rogers	313,528	436,354	289,178
L.A. Rogers	–	134,250	–
M.L. Rogers	–	134,250	–
M.M. Rogers	182,938	274,638	109,245
C. Sirois	–	266,250	–

[1]

Compensation disclosure for Mr. Horn and Mr. Laurence, each of whom was an NEO in 2016, can be found under the “Incentive Plan Awards” and in “Summary Compensation Table”, in the Executive Compensation section above.

[2]

Prior to 2006, directors were entitled to receive stock options and tandem share appreciation rights. Effective July 1, 2006, directors no longer receive stock options. The terms of these options are described above under “Stock Option Plans”.

[3]

These amounts are not payable to the director until termination of the director’s service. For additional details, see “Directors’ Deferred Share Unit Plan and Share Purchase Plan” above. Amounts for Mr E.S. Rogers, Ms. M.M. Rogers and Mr. Lind include awards previously granted for their management roles.

[4]	Mr. Burch resigned from the Board effective March 10, 2016 and therefore did not receive an annual grant of DSUs in 2016.
[5]	Includes amounts awarded under the Short Term Incentive Plan.

Securities Authorized for Issuance Under

Equity Compensation Plans

The following table shows details of equity compensation plan information as at December 31, 2016.

Plan Category	Securities to be issued upon exercise of outstanding options, warrants, and rights as at December 31, 2016 (A) (#)	Weighted-average exercise price of outstanding options, warrants, and rights ($)	Securities remaining available for future issuance under equity compensation plans (excluding securities reflected in Column A) (#)
Equity compensation plans approved by security holders
Options	3,732,524	43.70	21,068,396
RSUs	2,237,085	–	1,762,915
TOTAL	5,969,609		22,831,311

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The following information is provided as at December 31, 2016:

Plan	Class B Non-Voting Shares issued and issuable under security-based compensation arrangements (#)	% of outstanding Class A Voting and Class B Non-Voting Shares
Restricted Share Unit Plan	4,000,000	0.78%
2000 Stock Option Plan	30,000,000	5.83%
1996 Stock Option Plan	26,000,000	5.05%
1994 Stock Option Plan	9,500,000	1.85%

As at December 31, 2016, the total number of Class B Non-Voting Shares issuable under outstanding stock options and the RSU Plan is 5,969,609 representing 1.16% of the aggregate Class A Shares and Class B Non-Voting Shares outstanding. The aggregate number of Class B Non-Voting Shares issued to date under the Stock Options Plans is 44,431,604. The aggregate number of Class B Non-Voting Shares remaining available for future issuance under the Stock Options Plans and the RSU Plan is 22,831,311.

All equity-based plans restrict the participation of insiders in the plans as follows:

•

the number of Class B Non-Voting Shares reserved for issuance to any one person pursuant to awards granted under the Stock Option Plans, the RSU Plan, and any other unit or stock option plan shall not at any time exceed 5% of the aggregate number of outstanding Class A Shares and Class B Non-Voting Shares;

•

the number of Class B Non-Voting Shares reserved for issuance to insiders and their associates pursuant to awards granted under the Stock Option Plans, the RSU Plan, and any other unit or stock option plan shall not exceed 10% of the aggregate number of outstanding Class A Shares and Class B Non-Voting Shares;

•

the number of Class B Non-Voting Shares issued under the Stock Option Plans, the RSU Plan, and any other of our share compensation arrangements to any one insider or that insider’s associates in a 12-month period shall not exceed 5% of the aggregate number of outstanding Class A Shares and Class B Non-Voting Shares; and

•

the number of Class B Non-Voting Shares issued under the Stock Option Plans, the RSU Plan, and any other of our share compensation arrangements to insiders and their associates in a 12-month period shall not exceed 10% of the aggregate number of outstanding Class A Shares and Class B Non-Voting Shares.

The Human Resources Committee has the authority to waive or vary the provisions regarding exercise of options or RSUs following termination of employment or ceasing to be a director, as applicable.

Indebtedness of Directors and Executive Officers

The following table shows the aggregate indebtedness of directors, executive officers and employees (current and former) outstanding as at March 1, 2017 to the Company and its subsidiaries.

Purpose	To the Company or its subsidiaries ($)	To Another Entity ($)
Share Purchases	Nil	Nil
Other	179,000	Nil

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Corporate Governance

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board endorses the principle that our corporate governance practices (the Corporate Governance Practices) are a fundamental part of our proper functioning as a corporation. The Board believes that these Corporate Governance Practices enhance the interests of our security holders, employees, customers, and of others dealing with us. These Corporate Governance Practices conform in all substantial aspects with applicable corporate governance guidelines and standards and take into account the following:

Source	Reason for Conforming
Sarbanes-Oxley Act of 2002 (U.S.)	We are a foreign private issuer in the U.S.
New York Stock Exchange (the NYSE)	We have shares listed on the NYSE
The TSX	We have shares listed on the TSX
Canadian Securities Administrators	We are a reporting issuer in various jurisdictions in Canada

The Board closely monitors these and other corporate governance developments and is committed to enhancing our Corporate Governance Practices on a continuing basis. Our Corporate Governance Practices, summarized below, respond to the disclosure required by National Instrument 58-101–Disclosure of Corporate Governance Practices (NI 58-101) and the guidelines set forth in National Policy 58-201–Corporate Governance Guidelines. This Statement of Corporate Governance Practices was prepared by the Corporate Governance Committee and approved by the Board.

Controlled Company Exemption

The NYSE listing standards require a listed company to have, among other things, a nominating committee consisting entirely of independent directors. The rules permit a “controlled company” to be exempt from this requirement. A “controlled company” is a company of which more than 50% of the voting power is held by an individual, group, or another company. The Board has determined that it is appropriate for directors affiliated with the controlling shareholder to serve on the Board committees, apart from the Audit and Risk Committee, because of the alignment of interests between our controlling shareholder and our minority shareholders, namely the creation of value and long-term growth. Accordingly, the Board has approved the Company’s reliance on the controlled company exemption.

Foreign Private Issuer Status

Under the NYSE listing standards, a “foreign private issuer”, such as the Company, is not required to comply with most of the NYSE corporate governance listing standards. However, foreign private issuers are required to disclose any significant ways in which their corporate governance practices differ from those followed by U.S. companies under NYSE listing standards.

Appointment of Auditor

The NYSE listing standards require the audit committee of a U.S. company be directly responsible for the appointment of any registered accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit review or attest services. There is an exception for foreign private issuers that are required under a home country law to have auditors selected pursuant to home country standards. Pursuant to the Business Corporations Act (British Columbia), our auditor is to be appointed by the shareholders at the annual general meeting of the Company. Our Audit and Risk Committee is responsible for evaluating the auditor and advising the Board of its recommendation regarding the appointment of the auditor.

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Shareholder Approval of Equity Compensation Plans

The NYSE listing standards also require shareholder approval of all equity compensation plans and material revisions to such plans. The definition of “equity compensation plan” covers plans that provide for the delivery of newly issued or treasury securities. The TSX rules provide that only the creation of, or material amendments to, equity compensation plans that provide for new issuances of securities are subject to shareholder approval in certain circumstances. We follow the TSX rules with respect to the requirements for shareholder approval of equity compensation plans and material revisions to such plans.

BOARD COMPOSITION

Following the resignation of J. Guy Laurence on October 16, 2016, the Board currently has 14 members, which will increase to 15 members if all of the proposed nominees are elected as directors. The Board is responsible for determining whether a director is “independent” within the meaning of NI 58-101.

Certain directors may be principals of, partners in, or hold other positions with entities that provide legal, financial, or other services to the Company. The Board has adopted discretionary Director Material Relationship Standards for the purpose of assisting the Board in determining whether or not a direct or indirect business, commercial, industrial, banking, consulting, professional, charitable or service relationship that a director may have with the Company or its subsidiaries is a material relationship that could, in the view of the Board, reasonably interfere with the exercise of the director’s independent judgment. These standards can be reviewed in the Corporate Governance section of the Company’s website at rogers.com.

It is the policy of the Board that there is a separation of the offices of the Chair of the Board and the CEO. As a result of the departure of our former CEO, on an interim basis the roles of CEO and Chair are not separated. The roles of CEO and Chair will again be separate once our new CEO commences at Rogers.

Alan D. Horn, the Chair of the Board is not an independent director. Pursuant to the Board Mandate, the Board has appointed Charles Sirois, an independent director, as Lead Director. The Lead Director facilitates the functioning of the Board independently of management of the Company and provides independent leadership to the Board. For further information regarding the role and responsibilities of the Lead Director, see “Role and Responsibilities of the Chair” in the Board Mandate (attached to this circular as Appendix B).

The following table shows which directors of the Board are independent and which are non-independent within the meaning of NI 58-101, and the reason for non-independence of individual directors.

Director [1]	Independent	Non-independent	Reason for non-independence
C. William D. Birchall	✓
Bonnie R. Brooks, C.M.	✓
Robert K. Burgess	✓
John H. Clappison	✓
Alan D. Horn (Chair)		✓	Executive officer of the controlling shareholder
Philip B. Lind, C.M.		✓	Executive officer of the Company in the last three years
John A. MacDonald	✓

[1]	J. Guy Laurence, who was non-independent, resigned from the Board effective October 16, 2016.

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Director	Independent	Non-independent	Reason for non-independence
Isabelle Marcoux	✓
The Hon. David R. Peterson, P.C., Q.C.	✓
Edward S. Rogers		✓	Executive officer of the Company in the last three years
Loretta A. Rogers		✓	Mother of former executive officers of the Company
Martha L. Rogers		✓	Sibling of former executive officers of the Company
Melinda M. Rogers		✓	Executive officer of the Company in the last three years
Charles Sirois, C.M.	✓

The Corporate Governance Committee is responsible for, among other things, reviewing the size of the Board, the committees of the Board and the boards and committees of the Company’s affiliates. The Corporate Governance Committee also reviews the effectiveness of the Board on an annual basis.

The Board has seven permanent (or standing) committees. The Board may appoint special committees to deal with specific matters. A special committee might, for example, consider proposed material transactions between us and our controlling shareholder (or corporations controlled by our controlling shareholder) or between us and our subsidiaries. In those cases, the committee would consist entirely of independent directors who have no relationship to us or to our controlling shareholder other than as a director. The mandates for the seven permanent committees of the Board are attached to this circular as Appendix C.

The following table shows the seven permanent committees of the Board and the directors acting as chair or members of the committees.

Director [1]	Audit and Risk	Corporate Governance	Nominating	Human Resources	Executive	Finance	Pension
C. William D. Birchall	✓		✓			✓
Bonnie R. Brooks, C.M.				✓
Robert K. Burgess	✓
John H. Clappison	⬛	✓					✓
Alan D. Horn					✓	✓	⬛
Philip B. Lind, C.M.
John A. MacDonald	✓		✓	✓
Isabelle Marcoux		✓		⬛
The Hon. David R. Peterson, P.C., Q.C.			✓				✓
Edward S. Rogers			⬛		⬛	⬛
Loretta A. Rogers
Martha L. Rogers
Melinda M. Rogers			✓			✓	✓
Charles Sirois, C.M.		⬛			✓	✓

⬛	Chair
✓	Member
[1]	J. Guy Laurence resigned from the Board effective October 16, 2016.

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BOARD MANDATE AND RESPONSIBILITIES

The Board is responsible for the stewardship of the Company. This requires the Board to oversee the conduct of the business and affairs of the Company. The Board discharges some of its responsibilities directly and discharges others through committees of the Board. The Board is not responsible for the day-to-day management and operation of the Company’s business, as this responsibility has been delegated to management. The Board is, however, responsible for supervising management in carrying out this responsibility. The complete Board Mandate including roles and responsibilities for directors, including the Chair of the Board, is attached to this circular as Appendix B.

During 2016, the independent directors met at in camera sessions during every Board meeting without management or non-independent directors. In camera sessions for the independent directors are included as part of the agenda for director meetings in 2017.

In 2016, each director had a 100% attendance record at meetings of Board and the applicable committee they were a member of for the period of time that each such director was on the Board or applicable committee.

The following table shows the number of meetings of the Board and its committees and the attendance rate each director in 2016 for the period of time that each such director was on the Board or applicable committee.

Director	Board[1]	Audit and Risk	Corporate Governance	Nominating	Human Resources	Finance	Pension	Total Attendance
C. William D. Birchall	9/9	8/8		2/2		3/3		100%
Bonnie R. Brooks, C.M.	9/9				5/5			100%
Stephen .A. Burch[2]	3/3	3/3			1/1			100%
Robert K. Burgess[3]	6/6	4/4						100%
John H. Clappison	9/9	8/8	5/5				3/3	100%
Alan D. Horn	9/9					3/3	3/3	100%
J. Guy Laurence[4]	5/5							100%
Philip B. Lind, C.M.	9/9							100%
John A. MacDonald	9/9	8/8		2/2	5/5			100%
Isabelle Marcoux	9/9		5/5		5/5			100%
The Hon. David R. Peterson, P.C., Q.C.	9/9			2/2			3/3	100%
Edward S. Rogers	9/9			2/2		3/3		100%
Loretta A. Rogers	9/9							100%
Martha L. Rogers	9/9							100%
Melinda M. Rogers	9/9			2/2		3/3	3/3	100%
Charles Sirois, C.M.	9/9		5/5			3/3		100%

[1]	No Executive Committee meetings were required in 2016.
[2]	Mr. Burch resigned from the Board effective March 10, 2016.
[3]	Mr. Burgess was elected at the April 19, 2016 Annual General Meeting of Shareholders.
[4]	Mr. Laurence resigned from the Board effective October 16, 2016.

CODE OF ETHICS AND BUSINESS CONDUCT

The Board has adopted both (i) the Directors Code of Conduct and Ethics, and (ii) the Business Conduct Policy for Directors, Officers and Employees, which we refer to as the Codes. The Codes require our directors, officers, and employees to disclose any material transaction or relationship that could reasonably be expected to give rise to a conflict of interest, among other requirements.

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To ensure the directors exercise independent judgment in considering transactions, agreements, or decisions in respect of which a director has a material interest, the directors follow a practice whereby any such director with a material interest must be absent during any board discussion pertaining thereto and must not cast a vote on such matter.

Issues arising in connection with the Codes, including conflicts of interest, are reported to the Audit and Risk Committee in the case of the Business Conduct Policy and to the Corporate Governance Committee in the case of the Directors Code of Conduct and Ethics, which are responsible for monitoring compliance with the applicable Code and applying and interpreting the applicable Code in particular situations. The Committees must inform the Board of any Code violation. Any waiver of a Code provision may be made only by the Board or by the applicable committee and reported to the Board.

Processes are in place to ensure compliance with the Codes by the Board, the CEO, and employees such as distribution of the Business Conduct Policy to the Company’s employees and the STAR Hotline, the Company’s anonymous whistleblower hotline. For more details refer to Appendix A to this circular under the heading “Ethical Business Conduct”.

DIRECTOR ORIENTATION AND CONTINUING EDUCATION

It is the responsibility of the Corporate Governance Committee to provide an orientation and continuing education program for the directors.

Newly-appointed directors attend orientation sessions which are intended to familiarize new directors with our business and operations, including management structure, strategic plans, finances, opportunities, and risks. New directors have the opportunity to meet with management and other members of the Board. New directors are also provided with a package of detailed information concerning our affairs, including public filings.

As part of the Board’s ongoing education, from time to time, presentations are made by management personnel or outside experts to educate the directors on new issues and developments in legal, regulatory, and industry initiatives.

All of our directors are members of the Institute of Corporate Directors, which offers director education programs and provides access to publications to enhance knowledge concerning governance and director responsibilities.

DIRECTOR NOMINATION AND BOARD ASSESSMENT, GENDER DIVERSITY, AND TERM LIMITS

The Nominating Committee is responsible for reviewing, considering and initiating proposals for nomination of individuals for election to the Board and assessing incumbent directors for re-nomination to the Board. The Nominating Committee maintains an evergreen list of potential candidates for future director vacancies. Potential candidates for the Board are evaluated by the Nominating Committee, having regard to the candidate’s background and qualifications to ensure that the candidate’s experience and skill are aligned with the Company’s needs. Each year the Nominating Committee recommends to the Board the names of individuals to be nominated for election as members of the Board.

The Nominating Committee has five members, a majority of whom are independent. For more information on the Nominating Committee and its responsibilities, please refer to the subsection “Nomination of Directors” in Appendix A to this circular. Also refer to Appendix C to this circular for the full mandate of the Nominating Committee.

The Company has a strong commitment to diversity. A strong female participation rate is important at all levels of the organization, including the executive officer level and the Board level. This year the Board adopted a formal gender diversity policy to re-affirm its commitment to diversity

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and to ensure that the Board is meeting one of its objectives for strong female representation on the Board. The key provision of this policy is to ensure that the Nominating Committee reviews overall composition of the Board and potential nominees with gender diversity as an important consideration. The Nominating Committee monitors and annually presents to the Board the gender diversity statistics of the Board. The Board does not have a target for representation of women on the Board but the Board believes that the gender diversity policy will ensure that gender diversity is an important consideration in the candidate evaluation and selection process. The Board currently has five female directors and if the proposed nominee directors for this year are elected, women will represent 33.3% of the Board.

The Company does not impose term limits on its directors as it takes the view that term limits are an arbitrary mechanism for removing directors which can result in valuable, experienced directors being forced to leave the Board solely because of length of service. The Nominating Committee annually assesses the strengths and weaknesses of the Board. In these reviews, consideration is given to each director’s ability to continue to make a meaningful contribution to the Board. This flexible approach allows the Company to consider each director individually as well as the Board composition generally to determine if the appropriate balance is being achieved.

The Corporate Governance Committee uses discussions between the Chair of the Committee and Board members and annual written evaluations to solicit comment and evaluation from individual directors on the performance and effectiveness of the Board and its committees and recommendations for improvements. The Chair of the Committee discusses with the individual directors the effectiveness and performance of the Board and individual directors’ areas of interest and participation. The Chair reviews the recommendations and comments of the directors with the Corporate Governance Committee.

GENDER DIVERSITY IN EXECUTIVE OFFICER POSITIONS

In its consideration of potential candidates for executive officer positions, management takes into account gender diversity, recognizing the benefits of having a management team representing different perspectives. Management has not set measurable objectives or targets for ensuring women are represented at the executive officer level as the Company is committed to an inclusive and diverse workplace, including advancing women to executive officer positions. The Company has a Diversity Management Policy which establishes its position on diversity, which ensures meritocracy, equal opportunity, and respect for the diversity of all employees. In October 2014, the Board approved a People Plan in which a commitment was made to execute an Inclusion and Diversity Plan (I&D Plan), which includes the formation of a Women in Leadership diversity team responsible for promoting the advancement and engagement of women. The I&D Plan is a multi-year plan which supports the Diversity Management Policy and promotes diversity, including the advancement of women. While the Company does not currently have any women at executive officer positions as at December 31, 2016, 27% of the existing positions at the Vice-President level (including EVP, SVP, and VP) and 36% of the existing positions from manager to director were held by women. The I&D Plan will be used to determine and monitor goals at the executive and other management levels, reflecting the Company’s commitment to fostering an inclusive environment where all employees can reach their full potential. Rogers’ commitment to inclusion and diversity, including the I&D Plan, is also being recognized externally, as Rogers was once again listed as one of Canada’s Best Diversity Employers in 2017.

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RISK MANAGEMENT OVERSIGHT

For a description of risk management oversight, please see “Risk Management” on page 74 of our 2016 MD&A.

AUDIT AND RISK COMMITTEE

The Audit and Risk Committee is composed entirely of independent directors and meets regularly without management present. Audit and Risk Committee meetings with both internal and external auditors are held on a regular basis and the committee has the authority to engage independent advisors, paid for by the Company, to help make the best possible decisions on the financial reporting, accounting policies and practices, disclosure practices, and internal controls of the Company.

OTHER GOOD GOVERNANCE PRACTICES

•	Director share ownership requirements (see “Share Ownership Requirements” under “Director Compensation”)

•	Committee retention of independent advisors

•	Board approval is required for material commitments

Submitted on behalf of the Corporate Governance Committee

Charles Sirois

Chair, Corporate Governance Committee

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REPORT OF THE AUDIT AND RISK COMMITTEE

We are pleased to provide this overview of the work of the Audit and Risk Committee during 2016.

The Audit and Risk Committee met eight times to review key matters relating to its mandate and annual work plan and reported on these matters to the Board. At each meeting, the Audit and Risk Committee had the opportunity to meet without management present and also met separately with each of the CFO, the heads of Internal Audit and Risk Management, and the external auditors.

A Mandate Work Plan was used to ensure that the Audit and Risk Committee received adequate reports and information at each of its meetings to fulfill its responsibilities. At each meeting, there was an educational presentation to keep the members up to date with current developments, such as upcoming accounting and tax legislative changes, and other matters relevant to the Company.

2016 HIGHLIGHTS:

In fulfilling each of its responsibilities as outlined in the Audit and Risk Committee Mandate, the Audit and Risk Committee accomplished the following during 2016:

•	received a regular quarterly business update from the CEO and the CFO in an in camera session;

•

received various educational presentations to continue learning about the business and monitor financial risks including: the Company’s network and information technology disaster recovery program, updates on certain business IT programs, taxation planning, accounting policies, proposed changes under IFRS and the potential impacts to the Company, and the Enterprise business;

•	reviewed the Company’s Enterprise Risk Management analysis and program for the mitigation of key risks to the Company;

•	monitored risk management activities on a quarterly basis;

•	obtained regular updates on information and cyber security risks;

•	reviewed and approved the internal audit charter and the internal audit plan for 2017;

•	received regular internal audit and corporate security services reports and met with management to review its action plans to address recommendations and the timing of remediation;

•	received regular quarterly updates from investor relations to understand the markets, investor profiles and performance of Rogers stock;

•

performed a formal review of the qualifications, expertise, resources and the overall performance of the external auditors by conducting a survey of each Committee member and of key finance management personnel;

•	reviewed the corporate insurance program;

•	reviewed the performance of key finance management with the CFO; and

•

reviewed the adequacy of its Mandate and confirmed no significant changes were needed. For more information on the Audit and Risk Committee Mandate, refer to Appendix C to this circular or visit the Corporate Governance section of our website at rogers.com/investors.

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APPOINTMENT OF AUDITORS:

KPMG LLP was re-appointed at our Annual General Meeting of Shareholders of the Company on April 19, 2016.

At the 2017 Annual General Meeting of Shareholders, the shareholders are being asked to re-appoint KPMG LLP as the Company’s independent registered public accounting firm for 2017. The Audit and Risk Committee has recommended to the Board that KPMG LLP be re-appointed. Representatives of KPMG LLP are expected to be present at the meeting, will have an opportunity to make a statement if they desire to do so, and will be available to respond to questions.

Audit partners are subject to rotation requirements which limit the number of consecutive years an individual partner may provide service to the Company. U.S. Securities and Exchange Commission independence rules governing KPMG LLP require the lead audit engagement partner for a reporting issuer to rotate every five years, and all other audit partners to rotate every seven years. For each mandatory rotation of the lead audit partner, the Chair of the Audit and Risk Committee is involved in the selection of the Company’s lead audit partner, including interviewing candidates for the role and providing a recommendation to the full Audit and Risk Committee.

For the total fees paid to the auditors, refer to “Appointment of Auditors” on page 21 of this circular.

Submitted on behalf of the Audit and Risk Committee

John H. Clappison

Chair, Audit and Risk Committee

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Other Information

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

We are not aware that any shareholder holding more than 10% of the voting rights attached to the Class A Shares, any proposed nominee for election as director, any director or officer of us or any of our subsidiaries, or any associate or affiliate of those persons has any material interest in any transaction that has materially affected or would materially affect us or any of our subsidiaries since January 1, 2016.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

None of our directors or executive officers, nor any person who has had such a position since January 1, 2016, nor any proposed nominee for election as our director, nor any of their respective associates or affiliates, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting, other than the election of directors or the appointment of the auditors.

MANAGEMENT CONTRACTS

There are no agreements or arrangements where our or any of our subsidiaries’ management functions were, to any substantial degree, performed by a person or company other than our or our subsidiaries’ directors or senior officers.

ADDITIONAL DOCUMENTATION

Please see our full year 2016 audited financial statements and 2016 MD&A for financial and other information about Rogers. Additional information is available on SEDAR at sedar.com, on EDGAR at sec.gov, or on rogers.com/investors. You can obtain a copy of our most recent financial statements, Management’s Discussion and Analysis, and Annual Information Form without charge, upon request from the Investor Relations department, which can be contacted as follows:

Vice President, Investor Relations

Rogers Communications Inc.

333 Bloor Street East, 10th Floor

Toronto, Ontario, M4W 1G9, Canada

1.888.935.7777

investor.relations@rci.rogers.com

The Board has approved the contents and the sending of this circular.

David P. Miller

Secretary

March 9, 2017

Toronto, Ontario, Canada

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Appendix A

NATIONAL INSTRUMENT REQUIREMENTS

Instrument Requirements	Comments
Board of Directors
Disclose the identity of directors who are independent.

Based on the information provided by each existing and proposed director, and the recommendations of the Corporate Governance Committee, the Board has determined that the following nominees are independent in accordance with the requirements of NI 58-101. In making this determination, the Board considered all of the relationships that each nominee has with the Company (taking the discretionary standards referred to above and other factors the Board considered relevant into account) and concluded that none of the relationships considered would likely impair the existing or proposed director’s independent judgment.

Bonnie R. Brooks, C.M.

Robert K. Burgess

John H. Clappison

Robert Dépatie

Robert J. Gemmell

John A. MacDonald

Isabelle Marcoux

The Hon. David R. Peterson, P.C., Q.C.

Charles Sirois, C.M.

During 2016, C. William D. Birchall was considered independent.

Disclose the identity of directors who are not independent, and describe the basis for that determination.	Please refer to the table in “Board Composition” under “Statement of Corporate Governance Practices”.
Disclose whether or not a majority of directors are independent.	A majority of the Board is independent.
If a director is presently a director of any other issuer that is a reporting issuer in a Canadian jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Please refer to the tables in “The Proposed Nominees” under “Election of Directors”.
Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year.	Please refer to “Board Mandate and Responsibilities” under “Statement of Corporate Governance Practices” and the table in that section.

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Instrument Requirements	Comments
Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities.	Please refer to “Board Composition” under “Statement of Corporate Governance Practices”.
Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.	Please refer to the tables under “Election of Directors” and under “Statement of Corporate Governance Practices”.
Board Mandate
Disclose the text of the Board’s written mandate.

The Board has adopted a Board of Directors Mandate (Board Mandate) as its written mandate of directors’ duties and responsibilities (the Board Mandate is attached to this circular as Appendix B).

Among other responsibilities, the Board is responsible for approving the Company’s goals, objectives, and strategies. The Board has in place a strategic planning process and reviews and approves, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business. The Board is also responsible for overseeing the implementation of appropriate risk assessment systems to identify and manage principal risks of the Company’s business.

Position Descriptions
Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each board committee.

The Board Mandate states the Chair’s main responsibility is overseeing and managing and assisting the Board in fulfilling its duties and responsibilities in an effective manner independently of management. For that purpose, the duties of the Chair of the Board include:

•     to chair Board meetings and annual and special meetings of shareholders;

•     to organize an appropriate annual work plan and regularly scheduled meetings for the Board;

•     to participate in the preparation of the agenda for each Board meeting;

• to monitor the work of the committees of the Board and in that connection the Chair may attend, as a non-voting participant, all meetings of Board

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Instrument Requirements	Comments

committees (other than those on which he or she otherwise sits); provided that, if the Chair is not independent, he or she must be absent for portions of meetings where all Committee members are required to be independent;

•     to arrange for an appropriate information package to be provided on a timely basis to each director in advance of the meeting;

•     to assist in the Board’s evaluation and self-assessment of its effectiveness and implementation of improvements;

•     to provide appropriate guidance to individual Board members in discharging their duties;

•     to ensure newly-appointed directors receive an appropriate orientation and education program;

•     to provide arrangements for members of the Board to communicate with the Chair formally and informally concerning matters of interest to Board members; and

•     to promote best practices and high standards of corporate governance.

The chairs of each Board committee are responsible to organize the affairs of such committee, chair its meetings, provide guidance to the members of such committee, retain outside experts as may be required, and report to the Board on the work of such committee. The mandate of the committee may also assign specific additional responsibilities to the chair of the committee.

Disclose whether or not the Board and Chief Executive Officer (CEO) have developed a written position description for the CEO.	The Board has approved a detailed written job description for the office of CEO. The Human Resources Committee will review and approve the CEO’s written objectives for the current year.
Orientation and Continuing Education
Briefly describe what measures the Board takes to orient new directors regarding (i) the role of the Board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.	Please refer to “Director Orientation and Continuing Education” under “Statement of Corporate Governance Practices”. Also refer to Appendix C for the full mandate of the Corporate Governance Committee.

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Instrument Requirements	Comments
Briefly describe what measures, if any, the Board takes to provide continuing education for its directors.	Please refer to “Director Orientation and Continuing Education” under “Statement of Corporate Governance Practices”.
Ethical Business Conduct

Disclose whether or not the Board has adopted a written code of business conduct and ethics for the directors, officers and employees. If the Board has adopted a written code:

(i)    disclose how a person or company may obtain a copy of the code;

(ii)    describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and

(iii)   provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Board has adopted both a “Directors Code of Conduct and Ethics” and the “Rogers Business Conduct Policy” for Directors, Officers, and Employees (the Codes). The Codes require our directors, officers, and employees to disclose any material transaction or relationship that could reasonably be expected to give rise to a conflict of interest, among other requirements.

(i)    We have publicly filed the Codes on SEDAR and they may also be obtained from our website where they have been posted under “Corporate Governance” at rogers.com/investors.

(ii)    Issues arising in connection with the Codes, including conflicts of interest, are reported to the Audit and Risk Committee in the case of the Rogers Business Conduct Policy and to the Corporate Governance Committee in the case of the Directors Code of Conduct and Ethics, which are responsible for monitoring compliance with the applicable Code and applying and interpreting the applicable Code in particular situations. The Committees must inform the Board of any Code violation. Any waiver of a Code provision may be made only by the Board or by the applicable committee and reported to the Board.

(iii)   Not applicable.

Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.	To ensure the directors exercise independent judgment in considering transactions, agreements, or decisions in respect of which a director has a material interest, the directors follow a practice whereby any such director with a material interest must be absent during any Board discussion pertaining thereto and must not cast a vote on such matter.

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Instrument Requirements	Comments
Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.

The Board and the CEO have reviewed and approved the Codes.

It is management’s responsibility to distribute and implement the Rogers Business Conduct Policy to the Company’s employees. Under the Rogers Business Conduct Policy, the Company expects any employee who has reason to suspect any violation of applicable law or regulations, or has concerns about potential business/ethical misconduct, financial misconduct with regard to the Company’s accounting practices, financial controls, or the safeguarding of its assets, to speak to his/her manager/supervisor, or to report such suspicions or concerns to the STAR Hotline, the corporate whistleblower hotline, which allows anonymous reporting, if desired.

In addition, each year we provide a refresher on our business conduct and ethical standards through mandatory Company-wide training on the Rogers Business Conduct Policy. The training course provides an overview of key topics and tests an employee’s understanding of how to deal with the practical real-life issues and challenging choices that may arise in their day-to-day work.

Nomination of Directors
Describe the process by which the board identifies new candidates for board nomination.	Please refer to “Director Nomination and Board Assessment, Gender Diversity, and Term Limits” under “Statement of Corporate Governance Practices”.
Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.

The Nominating Committee has five members, a majority of whom are independent.

The Control Trust Chair of the Rogers Control Trust (see “Outstanding Shares and Main Shareholders” above) is obligated to use reasonable efforts to procure the appointment of the Control Trust Chair and the Control Trust Vice-Chair to the Nominating Committee. The Nominating Committee, which is responsible for, among other things, the identification of new candidates for the Board, is not comprised entirely of independent directors as two members, Edward S. Rogers and Melinda

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Instrument Requirements	Comments
M. Rogers, are not independent. Because of the alignment of interests between our controlling shareholder and our minority shareholders, namely the creation of value and long-term growth, the Board has determined it is appropriate for Edward S. Rogers and Melinda M. Rogers to be members of the Nominating Committee, with the remainder of the members of the Nominating Committee being independent directors. The Board believes that the presence of a majority of independent directors on the Nominating Committee and the alignment of interests described above ensure an objective nomination process that is in the interests of all shareholders.
If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	Please refer to “Director Nomination and Board Assessment, Gender Diversity and Term Limits” under “Statement of Corporate Governance Practices”. Also refer to Appendix C for the full mandate of the Nominating Committee.
Compensation
Describe the process by which the Board determines the compensation for the issuer’s directors and officers.	Please refer to “Director Compensation” and “Compensation Discussion & Analysis”.
Disclose whether or not the Board has a compensation committee composed entirely of independent directors.	All members of the Human Resources Committee are independent. For additional information, please see “Human Resources Committee” under “Compensation Discussion & Analysis”.
If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

Please refer to Appendix C for the full mandate of the Human Resources Committee.

The Human Resources Committee and the Board are responsible for CEO succession planning and for satisfying themselves that succession planning is in place for all other key executive roles. This includes identifying potential succession candidates for key positions, fostering leadership development and management depth, and reviewing progress on leadership development plans.

If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors	Please refer to “Compensation Discussion & Analysis”.

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Instrument Requirements	Comments
and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.
Other Board Committees
If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	Please refer to “Board Composition” under “Statement of Corporate Governance Practices” for identification of the seven permanent standing committees of the Board. Also refer to Appendix C for the full mandates of all seven standing committees.
Assessments
Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments.	Please refer to “Director Nomination and Board Assessment, Gender Diversity, and Term Limits” under “Statement of Corporate Governance Practices”. Also refer to Appendix C for the full mandate of the Corporate Governance Committee.
Director Term Limits and Other Mechanisms of Board Renewal
Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted term limits or other mechanisms of board renewal, disclose why it has not done so.	Please refer to “Director Nomination and Board Assessment, Gender Diversity, and Term Limits” under “Statement of Corporate Governance Practices”.
Policies Regarding the Representation of Women on the Board
Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.	Please refer to “Director Nomination and Board Assessment, Gender Diversity, and Term Limits” under “Statement of Corporate Governance Practices”.

If an issuer has adopted a policy referred to above, disclose the following in respect of the policy:

(i)    a short summary of its objectives and key provisions,

(ii)    the measures taken to ensure that the policy has been implemented effectively,

Please refer to “Director Nomination and Board Assessment, Gender Diversity, and Term Limits” under “Statement of Corporate Governance Practices”.

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Instrument Requirements	Comments

(iii)   annual and cumulative progress by the issuer on achieving the objectives of the policy, and

(iv)   whether and, if so how, the Board or its nominating committee measures the effectiveness of the policy.

Consideration of the Representation of Women in the Director Identification and Selection Process
Disclose whether and, if so how, the Board or nominating committee considers the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board. If the issuer does not consider the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board, disclose the issuer’s reasons for not doing so.	Please refer to “Director Nomination and Board Assessment, Gender Diversity, and Term Limits” under “Statement of Corporate Governance Practices”.
Consideration Given to the Representation of Women in Executive Officer Appointments
Disclose whether and, if so how, the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer’s reasons for not doing so.	Please refer to “Gender Diversity in Executive Officer Positions” under “Statement of Corporate Governance Practices”.
Issuer’s Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

For purposes of this Item, a “target” means a number or percentage, or a range of numbers and percentages, adopted by the issuer of women on the issuer’s board or in executive officer positions of the issuer by a specific date.

Disclose whether the issuer has adopted target(s) regarding women on the issuer’s board. If the issuer has not adopted such target(s), disclose why it has not.

Disclose whether the issuer has adopted target(s) regarding women in executive officer positions of the issuer. If the issuer has not adopted such target(s), disclose why it has not.

If the issuer has adopted target(s) referred to in either Item (b) or (c), disclose the annual and cumulative progress of the issuer in achieving its target(s).

Please refer to “Director Nomination and Board Assessment, Gender Diversity, and Term Limits” and “Gender Diversity in Executive Officer Positions” under “Statement of Corporate Governance Practices”.

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Instrument Requirements	Comments
Number of Women on the Board and in Executive Officer Positions

Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women.

Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all subsidiary entities of the issuer, who are women.

Please refer to “Director Nomination and Board Assessment, Gender Diversity, and Term Limits” under “Statement of Corporate Governance Practices”.

Please refer to “Gender Diversity in Executive Officer Positions” under “Statement of Corporate Governance Practices”.

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Appendix B

BOARD OF DIRECTORS MANDATE

The purpose of this mandate (“Mandate”) of the Board of Directors (the “Board”) of Rogers Communications Inc. (the “Company”) is to provide guidance to Board members as to their duties and responsibilities. The power and authority of the Board is subject to the provisions of applicable law.

PURPOSE OF THE BOARD

The Board is responsible for the stewardship of the Company. This requires the Board to oversee the conduct of the business and affairs of the Company. The Board discharges some of its responsibilities directly and discharges others through committees of the Board. The Board is not responsible for the day-to-day management and operation of the Company’s business, as this responsibility has been delegated to management. The Board is, however, responsible for supervising management in carrying out this responsibility.

MEMBERSHIP

The Board consists of directors elected by the shareholders as provided for in the Company’s constating documents and in accordance with applicable law. From time to time, the Corporate Governance Committee shall review the size of the Board to ensure that its size facilitates effective decision-making by the Board in the fulfillment of its responsibilities.

Each member of the Board must act honestly and in good faith with a view to the best interests of the Company, and must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A director is responsible for the matters under “Role and Responsibilities of the Board” below as well as for other duties as they arise in the director’s role.

All members of the Board shall have suitable experience and skills given the nature of the Company and its businesses and have a proven record of sound judgement. Directors are to possess characteristics and traits that reflect:

•	high ethical standards and integrity in their personal and professional dealings;

•

the ability to provide thoughtful and experienced counsel on a broad range of issues and to develop a depth of knowledge of the businesses of the Company in order to understand and assess the assumptions on which the Company’s strategic and business plans are based and to form an independent judgement with respect to the appropriateness and probability of achieving such plans;

•	the ability to monitor and evaluate the financial performance of the Company;

•	an appreciation of the value of Board and team performance over individual performance and a respect for others; and

•

an openness for the opinions of others and the willingness to listen, as well as the ability to communicate effectively and to raise tough questions in a manner that encourages open and frank discussion.

Directors are expected to commit the time and resources necessary to properly carry out their duties. Among other matters, directors are expected to adequately prepare for and attend all regularly scheduled Board meetings. New directors are expected to understand fully the role of the Board, the role of the committees of the Board and the contribution individual directors are expected to make.

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ETHICS

Members of the Board shall carry out their responsibilities objectively, honestly and in good faith with a view to the best interests of the Company. Directors of the Company are expected to conduct themselves according to the highest standards of personal and professional integrity. Directors are also expected to set the standard for Company-wide ethical conduct and ensure ethical behaviour and compliance with laws and regulations. If an actual or potential conflict of interest arises, a director shall promptly inform the Chair and shall refrain from voting or participating in discussion of the matter in respect of which he has an actual or potential conflict of interest. If it is determined that a significant conflict of interest exists and cannot be resolved, the director should resign.

Directors are expected to act in accordance with applicable law, the Company’s Articles and the Company’s Directors Code of Conduct and Ethics. The Board is required to monitor compliance with the Directors Code of Conduct and Ethics and is responsible for the granting of any waivers from compliance with the Directors Code of Conduct and Ethics.

MEETINGS

The Board shall meet in accordance with a schedule established each year by the Board, and at such other times as the Board may determine. Meeting agendas shall be developed in consultation with the Chair. Board members may propose agenda items though communication with the Chair. The Chair is responsible for ensuring that a suitably comprehensive information package is sent to each director in advance of each meeting. At the discretion of the Board, members of management and others may attend Board meetings, except for separate meetings of the independent directors of the Board.

Directors are expected to be fully prepared for each Board meeting, which requires them, at a minimum, to have read the material provided to them prior to the meeting. At Board meetings, each director is expected to take an active role in discussion and decision-making. To facilitate this, the Chair is responsible for fostering an atmosphere conducive to open discussion and debate.

Independent directors shall have the opportunity to meet at appropriate times without management present at regularly scheduled meetings. The lead director shall be responsible for presiding over meetings of the independent directors. Independent directors may propose agenda items for meetings of independent directors members through communication with the Chair.

ROLE AND RESPONSIBILITIES OF THE BOARD

The Board is responsible for approving the Company’s goals, objectives and strategies. The Board shall adopt a strategic planning process and approve and review, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business. The Board is also responsible for overseeing the implementation of appropriate risk assessment systems to identify and manage principal risks of the Company’s business.

In addition to the other matters provided in this Mandate, including the matters delegated to Board committees as set out below, the Board is also responsible for the following specific matters:

•	review and approve management’s strategic plans;

•	review and approve the Company’s financial objectives, business plans and budgets, including capital allocations and expenditures;

•	monitor corporate performance against the strategic plans and business, operating and capital budgets;

•	management succession planning, including appointing and monitoring, the Chief Executive Officer of the Company;

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•	approving and updating the Code of Business Conduct for employees to create a culture of integrity throughout the organization;

•

approve commitments (actual or contingent) (other than commitments solely between the Company and its Wholly owned subsidiaries of the Company) in the ordinary course of business of more than $200 million in the aggregate by one or a series of transactions or outside of the ordinary course of business of more than $50 million in the aggregate by one or a series of transactions, including without limitation, acquisitions, dispositions, mergers, arrangements and other forms of business combinations and investments and loans by the Company or any subsidiary;

•	assess its own effectiveness in fulfilling its responsibilities, including monitoring the effectiveness of individual directors;

•	ensure the integrity of the Company’s internal control system and management information systems;

•	developing the Company’s approach to corporate governance, including developing a set of corporate governance principles and guidelines; and

•

satisfy itself that appropriate policies and procedures are in place regarding public disclosure and restricted trading by insiders, including the review and approval of the Company’s corporate disclosure policy and confirmation that a process is in place to disclose all material information in compliance with the Company’s timely disclosure obligations and to prevent selective disclosure of material information to analysts, institutional investors, market professionals and others.

A director has an important and positive role as a representative of the Company. A director is also expected to participate in outside activities that enhance the Company’s image to investors, employees, customers and the public.

ROLE AND RESPONSIBILITIES OF THE CHAIR

It is the policy of the Board that there be a separation of the offices of the Chair and the Chief Executive Officer. In the event the Chair is not independent, the independent directors shall appoint an independent lead director to carry out the responsibilities set out below. The Chair and the Chief Executive Officer are to be in regular communications during the course of the year including with respect to the Company’s business and the responsibilities of the Board.

The principal responsibilities of the Chair of the Board shall be to oversee, manage and assist the Board in fulfilling its duties and responsibilities as a Board in an effective manner independently of management. The Chair shall be responsible, among other things,

•	to chair Board meetings and annual and special meetings of shareholders;

•	to organize an appropriate annual work plan and regularly scheduled meetings for the Board;

•	to participate in the preparation of the agenda for each Board meeting;

•

to monitor the work of the committees of the Board and in that connection the Chair may attend, as a non-voting participant, all meetings of Board committees (other than those on which he otherwise sits); provided that, if the Chair is not independent, he or she must be absent for portions of meetings where all Committee members are required to be independent;

•	to arrange for an appropriate information package to be provided on a timely basis to each director in advance of the meeting;

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•	to assist in the Board’s evaluation and self-assessment of its effectiveness and implementation of improvements;

•	to provide appropriate guidance to individual Board members in discharging their duties;

•	to ensure newly appointed directors receive an appropriate orientation and education program;

•	to provide arrangements for members of the Board to communicate with the Chair formally and informally concerning matters of interest to Board members; and

•	to promote best practices and high standards of corporate governance.

Role and Responsibilities of the Lead Director

The lead director will facilitate the functioning of the Board independently of management of the Company and provide independent leadership to the Board. The lead director shall have the following responsibilities:

•	provide leadership to ensure that the Board functions independently of management of the Company and other non-independent directors;

•	in the absence of the Chair, act as chair of meetings of the Board;

•	review with the Chair and Chief Executive Officer of the Company items of importance for consideration by the Board;

•

as may be required from time to time, consult and meet with any or all of the independent directors, at the discretion of either party and with or without the attendance of the Chair, and represent such directors in discussions with management of the Company on corporate governance issues and other matters;

•	recommend, where necessary, the holding of special meetings of the Board;

•	promote best practices and high standards of corporate governance;

•	assist in the process of conducting director evaluations; and

•	perform such other duties and responsibilities as may be determined by the Board from time to time.

PROCEDURES TO ENSURE EFFECTIVE AND INDEPENDENT OPERATION

The Board recognizes the importance of having procedures in place to ensure the effective and independent operation of the Board. In addition to the policies and procedures provided elsewhere in this Mandate including under “Role and Responsibilities of the Chair” set out above, the Board has adopted the following procedures:

•	the Board has complete access to the Company’s management;

•	the Board requires timely and accurate reporting from management and shall regularly review the quality of management’s reports;

•	subject to the approval of the Corporate Governance Committee, individual directors may engage an external adviser at the expense of the Company in appropriate circumstances;

•

the Chair of the Board shall monitor the nature and timeliness of the information requested by and provided by management to the Board to determine if the Board can be more effective in identifying problems and opportunities for the Company; and

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•

the Chief Human Resources Officer of the Company, together with the Chief Executive Officer, shall develop a detailed job description for the Chief Executive Officer. This description shall be approved by the Human Resources Committee and recommended to the Board. The Board shall assess the Chief Executive Officer against the objectives set out in this job description.

BOARD COMMITTEES

Subject to limits on delegation contained in corporate law applicable to the Company, the Board has the authority to establish and carry out its duties through committees and to appoint directors to be members of these committees. The Board assesses the matters to be delegated to committees of the Board and the constitution of such committees annually or more frequently, as circumstances require. From time to time the Board may create ad hoc committees to examine specific issues on behalf of the Board.

The Board has established the following committees: (1) Audit and Risk Committee; (2) Corporate Governance Committee (3) Pension Committee; (4) Executive Committee; (5) Finance Committee; (6) Nominating Committee; and (7) Human Resources Committee. The respective responsibilities of each of the foregoing committees is set forth in the applicable committee mandate.

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Appendix C

COMMITTEE MANDATES

AUDIT AND RISK COMMITTEE

Current Members1:

Name	Independent
C. William D. Birchall	Yes
Robert K. Burgess	Yes
John H. Clappison (Chair)	Yes
John A. MacDonald	Yes

[1]	Stephen A. Burch was a committee member until March 10, 2016.

Our Main Responsibilities:

•	overseeing of reliable, accurate and clear financial reporting policies and practices to shareholders

•	overseeing the design, implementation and review of internal controls – the necessary checks and balances must be in place

•

directly responsible for the qualifications, independence, appointment and oversight of the work of the external auditors – the shareholders’ auditors report directly to the Audit and Risk Committee (the “Committee”)

•	meeting with Rogers Communications Inc.’s (the “Company”) external and internal auditors and evaluating the effectiveness and independence of each

•	overseeing the establishment and maintenance of processes that ensure the Company is in compliance with the laws and regulations that apply to it as well as its own policies

•	reviewing annual strategic risk assessment, including management’s implementation of risk policies and actions to monitor and control major risk exposures

•	reviewing the Company’s business continuity and disaster recovery plans

•	receiving reports on, and approving, if appropriate, certain transactions with related parties

Purpose of the Audit and Risk Committee

The Committee shall assist the Board of Directors (the “Board”) of the Company in fulfilling its oversight responsibilities in the following principal areas:

(i)	financial reporting processes and the integrity of financial statements provided by the Company to the public;

(ii)	the qualifications, independence, appointment and oversight of the work of the external auditors;

(iii)	the qualifications and performance of internal auditors;

(iv)	the Company’s accounting systems, financial controls, and disclosure controls;

(v)	compliance with applicable legal and regulatory requirements; and

(vi)	the implementation of appropriate risk assessment systems to identify and manage principal risks of the Company’s business.

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In addition to the responsibilities specifically enumerated in this Mandate, the Board may refer to the Committee such matters and questions relating to the financial position of the Company and its affiliates as the Board may from time to time see fit.

Independence

The Committee is composed entirely of independent directors within the meaning of applicable securities laws and the Company’s Director Material Relationship Standards.

The members meet regularly without management present.

The members have the authority to engage independent advisors, paid for by the Company, to help the Committee to make the best possible decisions on the financial reporting, accounting and risk management policies and practices, disclosure practices, and internal controls of the Company.

Membership

The Committee shall be comprised of not less than three members of the Board each of whom shall be independent of management in accordance with applicable securities laws and based on the Company’s Director Material Relationship Standards.

The Chief Executive Officer may attend each meeting of the Committee at the invitation of the Chair of the Committee (the “Chair”).

The members shall be selected based upon the following, in accordance with applicable laws, rules and regulations:

(a) Independence. Each member shall be independent in accordance with applicable securities laws and based on the Company’s Director Material Relationship Standards and in such regard shall have no direct or indirect material relationship with the Company which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.

(b) Financially Literate. Each member shall be financially literate or must become financially literate within a reasonable period of time after his or her appointment to the Committee. For these purposes, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. In addition, at least one member must be a financial expert.

(c) Commitment. In addition to being a member of the Committee and of any audit committee of any affiliate of the Company, if a member of the Committee is also on the audit committee of more than two additional public companies, the Board, or the Nominating Committee, shall determine that such simultaneous service does not impair the ability of such member to serve effectively on the Committee.

Chair and Secretary

The Chair of the Committee shall be chosen by the Board and shall serve in that capacity until the next Annual Meeting of the Shareholders of the Company or until his or her earlier resignation or removal by resolution of the Board. The Secretary of the Company shall be the Secretary of the Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Committee members who are present.

Meetings

The times and locations of meetings of the Committee and the calling of and procedures at such meetings, shall be determined from time to time by the Committee, in consultation with

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management when necessary, provided that there shall be a minimum of four meetings per year. Subject to the notice provisions of the Articles of the Company, written notice shall be provided no later than 48 hours prior to meetings, unless waived by all members of the Committee. Notice of every meeting shall be given to the external and internal auditors of the Company.

Agendas for meetings of the Committee shall be developed by the Chair of the Committee in consultation with management and the Secretary, and shall be circulated to Committee members prior to Committee meetings. A quorum for meetings for the Committee shall be a majority of members.

A member of the Committee may be designated as the liaison member to report on the deliberations of the Committee to the Board.

Remuneration

The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may determine from time to time.

Resources and Authority

The Committee shall have the resources and the authority to discharge its responsibilities, including the authority to engage, at the expense of the Company, outside consultants, independent legal counsel and other advisors and experts as it determines necessary to carry out its duties, without seeking approval of the Board or management.

The Committee shall have the authority to conduct any investigation necessary and appropriate to fulfilling its responsibilities, and has direct access to and the authority to communicate directly with the external auditors, internal auditors, the Chief Legal Officer of the Company and other officers and employees of the Company.

The members of the Committee shall have the right for the purpose of performing their duties to inspect all the books and records of the Company and its subsidiaries and to discuss such accounts and records and any matters relating to the financial position, risk management and internal controls of the Company with the officers and external and internal auditors of the Company and its subsidiaries. Any member of the Committee may require the external or internal auditors to attend any or every meeting of the Committee.

Responsibilities

The Company’s management is responsible for preparing the Company’s financial statements and the external auditors are responsible for auditing those financial statements. The Committee is responsible for overseeing the conduct of those activities by the Company’s management and external auditors, and overseeing the activities of the internal auditors. The Company’s external auditors are accountable to the Committee.

It is recognized that members of the Committee are not full-time employees of the Company and do not represent themselves to be accountants or auditors by profession or experts in the fields of accounting or auditing or the preparation of financial statements. It is not the duty or responsibility of the Committee or its members to conduct “field work” or other types of auditing or accounting reviews or procedures. Each member of the Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and outside the Company from whom it receives information, and (ii) the accuracy of the financial and other information provided to the Committee by such persons or organizations absent actual knowledge to the contrary.

The specific responsibilities of the Committee shall include those listed below. The enumerated responsibilities are not meant to restrict the Committee from reviewing and making recommendations regarding any matters related to its purpose.

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1.	Financial Reporting Process and Financial Statements

(a)	in consultation with the external auditors and the internal auditors, review the integrity of the Company’s financial reporting process, both internal and external, and any material issues as to the adequacy of the internal controls and any special audit steps adopted in light of material control deficiencies identified to it by the external or internal auditors or of which the Committee otherwise becomes aware;

(b)	review all material transactions and material contracts entered into by the Company (and any subsidiary) with any insider or related party of the Company, other than officer or employee compensation arrangements approved or recommended by the Human Resources Committee or director remuneration approved or recommended by the Corporate Governance Committee;

(c)	review and discuss with management and the external auditors the Company’s annual audited consolidated financial statements and its interim unaudited consolidated financial statements, and discuss with the external auditors the matters required to be discussed by generally accepted auditing standards in Canada and/or the United States, as applicable, as may be modified or supplemented, and for such purpose, receive and review the year-end report by the external auditors describing: (i) all critical accounting policies and practices used by the Company, (ii) all material alternative accounting treatments of financial information within generally accepted accounting principles that have been discussed with management of the Company, including the ramifications of the use of such alternative treatments and disclosures and the treatment preferred by the external auditors, and (iii) other material written communications between the external auditors and management, and discuss such annual report with the external auditors;

(d)	following completion of the annual audit, review with each of management, the external auditors and the internal auditors any significant issues, concerns or difficulties encountered during the course of the audit;

(e)	resolve disagreements between management and the external auditors regarding financial reporting;

(f)	review the interim quarterly and annual financial statements and annual and interim press releases prior to the release of earnings information;

(g)	review emerging accounting issues and their potential impact on the Company’s financial reporting;

(h)	review and be satisfied that adequate procedures are in place for the review and timely disclosure of any public disclosure of financial information by the Company extracted or derived from the Company’s financial statements, other than the disclosure referred to in (f), and periodically assess the adequacy of those procedures;

(i)	meet separately, periodically, with management, with the internal auditors and with the external auditors; and

(j)	the interim consolidated financial statements, the Company’s disclosure under “Management Discussion and Analysis” for interim periods and interim earnings press releases may be approved by the Committee on behalf of the Board of Directors, provided that such approval is subsequently reported to the Board of Directors at its next meeting.

2.	External Auditors

(a)	require the external auditors to report directly to the Committee;

(b)	be directly responsible for the selection, nomination, retention, termination and oversight of the work of the Company’s external auditors engaged for the purpose of preparing or

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issuing an auditor’s report or performing other audit, review or attest services for the Company, and in such regard recommend to the Board the external auditors to be nominated for approval by the shareholders. A formal review of the qualifications, expertise, resources and the overall performance of the external auditors is conducted annually. A comprehensive review of the external auditors is conducted at least every five years and findings presented to the Board;

(c)	recommend to the Board the compensation of the external auditors;

(d)	pre-approve all audit engagements and the provision by the external auditors of all non-audit services, including fees and terms for all audit engagements and non-audit engagements, and in such regard the Committee may establish the types of non-audit services the external auditors shall be prohibited from providing and shall establish the types of audit, audit related and non-audit services for which the Committee will retain the external auditors. The Committee may delegate to one or more of its members the authority to pre-approve non-audit services, provided that any such delegated pre-approval shall be exercised in accordance with the types of particular non-audit services authorized by the Committee to be provided by the external auditor and the exercise of such delegated pre-approvals shall be presented to the full Committee at its next scheduled meeting following such pre-approval;

(e)	review and approve the Company’s policies for the hiring of partners and employees and former partners and employees of the external auditors;

(f)	review the annual audit plan with the external auditors;

(g)	consider, assess and report to the Board with regard to the independence and performance of the external auditors, including an evaluation of the lead partner and consideration of rotation of such lead partner and the audit firm itself; and

(h)	request and review a report by the external auditors, to be submitted at least annually, regarding the auditing firm’s relationships with the Company, internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues.

3.	Internal Auditors

(a)	review and approve the internal audit charter annually;

(b)	approve the annual internal audit plan and discuss internal audit’s mandate with the head of internal audit, including the staffing, responsibilities and budgets;

(c)	obtain periodic reports from the head of internal audit regarding internal audit findings and the Company’s progress in remedying any significant audit findings; and

(d)	review the scope, responsibilities and effectiveness of the internal audit team, its independence from management, its credentials, its resources and its working relationship with the external auditors.

4.	Accounting Systems, Internal Controls and Disclosure Controls

(a)	oversee management’s design and implementation of and reporting on internal controls; receive and review reports from management, the internal auditors and the external auditors with regard to the reliability and effective operation of the Company’s accounting system and internal controls;

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(b)	review with senior management the controls and procedures that have been adopted by the Company to confirm that material information about the Company and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed within the required time periods;

(c)	review and discuss with management, the external auditor and internal audit compliance with the Company’s Disclosure Policy by Directors, Officers and other management personnel;

(d)	review with senior management the adequacy of the internal controls that have been adopted by the Company to safeguard assets from loss and unauthorized use, to prevent, deter and detect fraud, and to verify the accuracy of the financial records and review any special audit steps adopted in light of material weaknesses or significant deficiencies; and

(e)	review disclosures made to the Committee by the Chief Executive Officer and Chief Financial Officer during their certification process for applicable securities law filings about any significant deficiencies and material weaknesses in the design or operation of the Company’s internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information required to be disclosed by the Company in the reports that it files or submits under U.S. federal securities law or applicable Canadian federal and provincial legislation and regulations within the required time periods, and any fraud, whether or not material, involving management or other employees who have a significant role in the Company’s internal control over financial reporting.

5.	Legal and Regulatory Requirements

(a)	receive and review timely analysis by management of significant issues relating to public disclosure and reporting;

(b)	review, prior to finalization, periodic public disclosure documents containing financial information, including the Management’s Discussion and Analysis and Annual Information Form;

(c)	review disclosures related to the Committee required to be included in the Company’s continuous disclosure filings;

(d)	review with the Company’s Chief Legal Officer legal compliance matters, significant litigation and other legal matters that could have a significant impact on the Company’s financial statements; and

(e)	assist the Board in the oversight of compliance with legal and regulatory requirements.

6.	Risk Management

The Committee will review the Company’s:

(a)	annual strategic risk assessment identifying principal risks and their potential impact on the Company’s ability to achieve the Company’s business objectives;

(b)	processes for identifying, assessing and managing risks;

(c)	major risk exposures and trends from all areas (i.e. information security, financial, physical security) and management’s implementation of risk policies and procedures to monitor and control such exposures;

(d)	business continuity plans and disaster recovery plans;

(e)	insurance coverage maintained by the Company at least annually; and

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(f)	other risk management matters from time to time as the Committee may consider appropriate or as the Board may specifically direct.

7.	Additional Responsibilities

(a)	establish procedures and policies for the following:

(i)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and

(ii)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

(b)	prepare and review with the Board an annual performance evaluation of the Committee;

(c)	review the adequacy of staffing of key financial functions and management’s plans for improvements;

(d)	review earnings guidance provided to analysts and rating agencies;

(e)	periodically review with senior management the status of significant taxation matters;

(f)	report regularly to the Board, including with regard to matters such as the quality or integrity of the Company’s financial statements, compliance with legal or regulatory requirements, the performance of the internal audit function, the performance of the risk management process, and the performance and independence of the external auditors; and

(g)	review and reassess the adequacy of the Committee’s Mandate on an annual basis.

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CORPORATE GOVERNANCE COMMITTEE

Current Members:

Name	Independent
John H. Clappison	Yes
Isabelle Marcoux	Yes
Charles Sirois (Chair)	Yes

Our Main Responsibilities:

•	reviewing and making recommendations regarding the Board of Director’s (the “Board”) approach to director independence

•

developing and, where appropriate, recommending to the Board a set of corporate governance principles, including a code of conduct and ethics, aimed at fostering a healthy governance culture at Rogers Communications Inc. (the “Company”)

•	reviewing and recommending the compensation of the directors of the Company

•	satisfying itself that the Company communicates effectively with its shareholders, other interested parties and the public through a responsive communication policy

•	facilitating the evaluation of the Board and committees of the Board

Purpose of the Corporate Governance Committee

The Corporate Governance Committee (the “Committee”) shall assist the Board of the Company in fulfilling its oversight responsibilities in the following principal areas:

(i)	developing a set of corporate governance rules, including a code of conduct and ethics;

(ii)	reviewing and recommending the compensation of the Company’s directors; and

(iii)	facilitating the evaluation of the Board and Committees of the Board.

Independence

Our Committee is composed entirely of independent directors within the meaning of applicable Canadian securities laws and the Company’s Director Material Relationship Standards.

We meet regularly without management present.

We have the authority to engage independent advisors, paid for by the Company, to help us make the best possible decisions on director compensation. We have hired independent advisors since 2006.

Membership

The Committee shall be comprised of not less than three members of the Board, a majority of whom shall be independent of management in accordance with applicable Canadian securities laws and based on the Company’s Director Material Relationship Standards.

The Chief Executive Officer may attend each meeting of the Committee at the invitation of the Chair of the Committee (the “Chair”).

The Committee shall have the right to appoint an outside consultant to assist it in its deliberations. If such an appointment is made the consultant shall have the right to attend meetings of the Committee at the invitation of the Chair.

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Members of the Committee shall be appointed by the Board at the meeting of the Board immediately following the Annual Meeting of Shareholders of the Company (the “Annual Meeting”) and at subsequent meetings of the Board. Members shall serve on the Committee until the next Annual Meeting or until his or her earlier resignation, and can be removed by resolution of the Board.

Chair and Secretary

The Chair shall be chosen by the Board and shall serve in that capacity until the next Annual Meeting or until his or her earlier resignation or removal by resolution of the Board. The Secretary of the Company shall be the Secretary of the Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Committee members who are present.

Meetings

The times and locations of meetings of the Committee, and the calling of and procedures at such meetings, shall be determined from time to time by the Committee, in consultation with management when necessary, provided that there shall be a minimum of two meetings per year. Subject to the notice provisions of the Articles of the Company, written notice shall be provided no later than 48 hours prior to meetings, unless waived by all members of the Committee.

Agendas for meetings of the Committee shall be developed by the Chair in consultation with management and the corporate secretary, and shall be circulated to Committee members prior to Committee meetings.

A quorum for meetings for the Committee shall be a majority of members.

A member of the Committee may be designated as the liaison member to report on the deliberations of the Committee to the Board.

Resources and Reliance

The Committee shall have the resources and the authority appropriate to discharge its responsibilities, including the authority to engage, at the expense of the Company, legal counsel and other experts or consultants.

Each member of the Committee shall be entitled to rely, without independent verification, on the integrity of those persons and organizations within and outside the Company from whom he or she receives information or advice and on the accuracy and completeness of the information provided to the Committee by or on behalf of such persons or organizations, absent actual knowledge to the contrary, which shall be reported to the Board.

Remuneration

The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may determine from time to time.

Responsibilities

(a)	develop and recommend to the Board and review the Company’s corporate governance practices (including Board Charter and Code of Conduct and Ethics);

(b)	review and make recommendations regarding the Board’s approach to director independence;

(c)	recommend to the Board the number and content of meetings, annual work plan and schedules of issues;

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(d)	review size of the Board, the committees of the Board and the boards and committees of the Company’s affiliates;

(e)	review the mandates of each of the committees of the Board;

(f)	satisfy itself that the Company communicates effectively with its shareholders, other interested parties and the public through a responsive communication policy;

(g)	monitor policies for senior officers accepting outside directorships, minimum share ownership for non-management directors and confidential material information (disclosure, restricted use and insider trading);

(h)	assess the effectiveness of the Board as a whole and the committees of the Board;

(i)	provide an orientation and education program for individuals elected to the Board for the first time; and

(j)	review and recommend to the Board the level and form of compensation of the Board and of committees of the Board.

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PENSION COMMITTEE

Current Members:

Name	Independent
John H. Clappison	Yes
Alan D. Horn (Chair)	No
David R. Peterson, P.C., Q.C.	Yes
Melinda M. Rogers	No

Our Main Responsibilities:

•

assist Rogers Communications Canada Inc. (“RCCI”) and its affiliates in the administration of the registered pension plans and related trust funds and other funding arrangements sponsored by RCCI and its affiliates (the “Plans”)

•	oversee the funding, administration, communication and investment management of the Plans and to select and monitor the performance of all third parties performing duties in respect of the Plans

Purpose of the Pension Committee

The Pension Committee (the “Committee”) shall assist the Board of Directors (the “Board”) of Rogers Communications Inc. (the “Company”) in fulfilling their delegated responsibilities in the following principal areas:

(i)	overseeing the funding, administration, communication, and investment management of the Plans;

(ii)	selecting and monitoring the performance of all third parties performing duties in respect of the Plans;

(iii)	approving amendments to the Plans;

(iv)	adopting amendment of any statement of investment policies and procedures (the “SIP&P”); and

(v)	reviewing reports prepared in respect of the administration of the Plans and unaudited financial statements for the Plans.

Membership

The Committee shall be comprised of not less than three members of the Board and the number of members may be increased or decreased as may be determined from time to time by resolution of the Board. Members of the Committee shall be appointed by the Board at the meeting of the Board immediately following the Annual Meeting of the Shareholders of the Company (the “Annual Meeting”) and at subsequent meetings of the Board. Members shall serve on the Committee until the next Annual Meeting or until his or her earlier resignation, and can be removed by resolution of the Board.

The Chief Executive Officer may attend each meeting of the Committee at the invitation of the Chair of the Committee (the “Chair”).

The Committee shall have the right to appoint outside consultants to assist in its deliberations. If such an appointment is made the consultant shall have the right to attend meetings of the Committee at the invitation of the Chair.

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Chair and Secretary

The Chair shall be chosen by the Board and shall serve in that capacity until the next Annual Meeting or until his or her earlier resignation or removal by resolution of the Board. The Secretary of the Company shall be the Secretary of the Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Committee members who are present.

Meetings

The times and locations of meetings of the Committee and the calling of and procedures at such meetings, shall be determined from time to time by the Committee, in consultation with management when necessary. Subject to the notice provisions of the Articles of the Company, written notice shall be provided no later than 48 hours prior to meetings, unless waived by all members of the Committee.

Agendas for meetings of the Committee shall be developed by the Chair in consultation with management and the corporate secretary, and shall be circulated to Committee members prior to Committee meetings. A quorum for meetings for the Committee shall be a majority of members.

A member of the Committee may be designated as the liaison member to report on the deliberations of the Committee to the Board.

Resources and Reliance

The Committee shall have the resources and the authority appropriate to discharge its responsibilities, including the authority to engage, at the expense of RCCI and its affiliates, outside auditors, counsel, and other experts or consultants.

Each member of the Committee shall be entitled to rely, without independent verification, on the integrity of those persons and organizations within and outside RCCI and its affiliates from whom he or she receives information or advice and on the accuracy and completeness of the financial and other information provided to the Committee by or on behalf of such persons or organizations, absent actual knowledge to the contrary, which shall be reported to the Board.

Remuneration

The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may determine from time to time.

Affiliates of RCCI Participating in the Plans

RCCI and certain of its affiliates are the sponsors and administrators of the Plans. By resolution of their boards of directors and/or pursuant to an amended and restated agency agreement between RCCI and certain of its affiliates, RCCI and these affiliates have delegated the authority and responsibility to administer the Plans to the Board and Committee as described below.

Responsibilities of the Board

The Board has overall responsibility for the prudent administration of the Plans, including, without limitation, the following specific powers, duties, and responsibilities in respect of the Plans:

(a)	assessing the governance structure of the Plans;

(b)	approving the mandate of the Committee and appointing its members;

(c)	approving the adoption of and wind-up of any Plan with active members;

(d)	approving any Plan amendments that significantly alter plan liabilities or that reflect changes in company policy towards retirement benefits;

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(e)	receiving reports prepared by the Committee in respect of the administration of the Plans; and

(f)	approving any funding strategy for the Plans which departs from that recommended by the Plans’ actuarial advisors.

Responsibilities of the Committee

The Committee has the following specific powers, duties, and responsibilities in respect of the Plans:

(a)	monitoring and overseeing the administration of the Plans, including duties and responsibilities assigned to certain employees of RCCI and its affiliates, the funding agents of the Plans, investment managers, and other actuarial and financial advisors retained by RCCI, as follows:

(i)	reviewing and approving, where applicable, reports, statements, and valuations required under the Plans pertaining to administration, investment policy and performance, and funded status of the Plans,

(ii)	monitoring new developments and applicable law with respect to the Plans and compliance with requirements of applicable federal and provincial legislation, rules, and regulations with respect to reporting, filing, and registration,

(iii)	monitoring the appropriateness of the Plans’ designs and the provision of relevant information to the members of the Plans,

(iv)	approving the appointment and remuneration and overseeing the performance of the investment manager(s), funding agents, auditors, and other agents and advisors appointed in respect of the Plans,

(v)	ensuring that contracts, agreements, and mandates, where appropriate, are signed and in place with the investment managers, funding agents, and other agents and advisors in respect of the administration of the Plans, and

(vi)	overseeing the investment philosophy, policies, and strategies of the investment manager(s) of the Plans. This includes reviews with the investment manager(s) of the investment performance of the funds of the Plans with the assistance of such independent investment review services as the Committee deems appropriate;

(b)	approving amendments to the Plans and related funding/trust agreements not within the exclusive authority of the Board set out above, provided that the Committee advises the Board of all such amendments approved by the Committee;

(c)	adopting annual or more frequent review and amendment of any SIP&P;

(d)	reviewing annual or more frequent reports prepared in respect of the administration of the Plans by officers of RCCI, the auditors of the Plans, and other agents and advisors;

(e)	receiving, reviewing, and approving audited and unaudited financial statements for the Plans;

(f)	reporting to the Board and to the boards of the affiliates on the above matters and on other matters deemed material by the Committee; and

(g)	performing such other duties and responsibilities as are delegated to it by the Board from time to time.

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Standard of Care

Each member of the Board and Committee shall act with the care, diligence, and skill that a person of ordinary prudence would exercise in dealing with the property of another person and shall use all relevant knowledge and skill that a member of the Board or member of the Committee possesses or ought to possess as a member of the Board or the Committee.

Compliance with Plans and Law

In fulfilling their duties, the Board and the Committee shall act in a manner which is consistent in all material respects with the terms of the Plans, the terms of any funding/trust agreements associated with the Plans, the terms of any applicable collective agreement, and all applicable and relevant legislation, including the federal Pension Benefits Standards Act, 1985 (pursuant to which all the Plans are currently registered) and all applicable provincial pension benefits standards legislation and all regulations thereunder, as amended from time to time.

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EXECUTIVE COMMITTEE

Current Members:

Name	Independent
Alan D. Horn	No
Edward S. Rogers (Chair)	No
Charles Sirois	Yes

Our Main Responsibilities:

•	approve the final terms of transactions previously approved by the Board of Directors (the “Board”)

•	monitor the implementation of policy initiatives adopted by the Board

Purpose of the Executive Committee

Subject to the Business Corporations Act (British Columbia) and the Articles of Rogers Communications Inc. (the “Company”), the Executive Committee (the “Committee”) shall possess and may exercise all the powers, authorities, and discretions vested in or exercisable by the Board of Directors (the “Board”) of the Company.

Membership

The Committee shall be comprised of not less than three members of the Board and the number of members may be increased or decreased from time to time as may be determined by resolution of the Board. Members of the Committee shall be appointed by the Board at the meeting of the Board immediately following the Annual Meeting of Shareholders of the Company (the “Annual Meeting”) and at subsequent meetings of the Board. Members shall serve on the Committee until the next Annual Meeting or until his or her earlier resignation, and can be removed by resolution of the Board.

The Committee shall have the right to appoint an outside consultant to assist in its deliberations. If such an appointment is made, the consultant shall have the right to attend meetings of the Committee at the invitation of the Chair of the Committee (the “Chair”).

Chair and Secretary

The Chair shall be chosen by the Board and shall serve in that capacity until the next Annual Meeting or until his or her earlier resignation or removal by resolution of the Board. The Secretary of the Company shall be the Secretary of the Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Committee members who are present.

Meetings

The times and locations of meetings of the Committee and the calling of and procedures at such meetings, shall be determined from time to time by the Committee, in consultation with management when necessary. Subject to the notice provisions of the Articles of the Company, written notice shall be provided no later than 48 hours prior to meetings, unless waived by all members of the Committee.

Agendas for meetings of the Executive Committee shall be developed by the Chair of in consultation with management and the corporate secretary, and shall be circulated to Committee

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members prior to Committee meetings. A quorum for meetings for the Committee shall be a majority of members.

A member of the Committee may be designated as the liaison member to report on the deliberations of the Committee to the Board.

Resources and Reliance

The Committee shall have the resources and the authority appropriate to discharge its responsibilities, including the authority to engage, at the expense of the Company, outside auditors, counsel, and other experts or consultants.

Each member of the Committee shall be entitled to rely, without independent verification, on the integrity of those persons and organizations within and outside the Company from whom he or she receives information or advice and on the accuracy and completeness of the financial and other information provided to the Committee by or on behalf of such persons or organizations, absent actual knowledge to the contrary, which shall be reported to the Board.

Remuneration

The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may determine from time to time.

Responsibilities

In addition to any other duties and responsibilities assigned to it from time to time by the Board, the Committee shall, when the Board is not in session, have full power to supervise the management of the business and affairs of the Company and shall have, and may exercise, all or any of the powers vested in and exercisable by the Board, subject only to applicable law.

The responsibilities of the Committee shall include those listed below, where requested by the Board. The enumerated responsibilities are not meant to restrict the Committee from examining any matters related to its purpose:

(a)	approve the final terms of transactions previously approved by the Board; and

(b)	monitor the implementation of policy initiatives adopted by the Board.

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FINANCE COMMITTEE

Current Members:

Name	Independent
C. William D. Birchall	Yes
Alan D. Horn	No
Edward S. Rogers (Chair)	No
Melinda M. Rogers	No
Charles Sirois	Yes

Our Main Responsibilities:

Reviewing and reporting to the Board of Directors (the “Board”) or a committee of the Board on certain matters, including:

•	financings (including share issuances)

•	commitments, in the ordinary course of business, of more than $200 million

•	commitments, outside the ordinary course of business and involving more than $50 million

•	alliance, branding, license, partnership and joint venture arrangements involving more than $50 million

•	granting or assuming rights of first negotiation, first offer or first refusal involving Company property or assets exceeding $50 million

•

granting or assuming obligations with respect to any non-competition covenant or exclusivity undertaking involving property, assets or revenues exceeding $50 million and for a term in excess of two years

•	consider candidates for appointment of Chief Financial Officer and Chair of the Audit and Risk Committee of the Company and its subsidiaries, as applicable

Purpose of the Finance Committee

The Finance Committee (the “Committee”) shall assist the Board of Rogers Communications Inc. (the “Company”) in fulfilling its oversight responsibilities in the following principal areas:

(i)	financings (including share issuances);

(ii)	unbudgeted transactions, alliance branding, license, partnership, or joint venture arrangements; and

(iii)	considering candidates for the appointment of Chief Financial Officer and Chair of the Audit and Risk Committee of the Company and its subsidiaries, as applicable.

Membership

The Committee shall be comprised of not less than three members of the Board and the number of members may be increased or decreased as may be determined from time to time by resolution of the Board. Members of the Committee shall be appointed by the Board at the meeting of the Board immediately following the Annual Meeting of Shareholders of the Company (the “Annual Meeting”) and at subsequent meetings of the Board. Members shall serve on the

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Committee until the next Annual Meeting or until his or her earlier resignation, and can be removed by resolution of the Board.

The Committee shall have the right to appoint an outside consultant to assist it in its deliberations. If such an appointment is made the consultant shall have the right to attend meetings of the Committee at the invitation of the Chair of the Committee (the “Chair”).

Chair and Secretary

The Chair shall be chosen by the Board and shall serve in that capacity until the next Annual Meeting or until his or her earlier resignation or removal by resolution of the Board. The Secretary of the Company shall be the Secretary of the Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Committee members who are present.

Meetings

The times and locations of meetings of the Committee and the calling of and procedures at such meetings, shall be determined from time to time by the Committee, in consultation with management when necessary, provided that there shall be a minimum of two meetings per year. Subject to the notice provisions of the Articles of the Company, written notice shall be provided no later than 48 hours prior to meetings, unless waived by all members of the Committee.

Agendas for meetings of the Committee shall be developed by the Chair in consultation with management and the corporate secretary, and shall be circulated to Committee members prior to Committee meetings. A quorum for meetings for the Committee shall be a majority of members.

A member of the Committee may be designated as the liaison member to report on the deliberations of the Committee to the Board.

Resources and Reliance

The Committee shall have the resources and the authority appropriate to discharge its responsibilities, including the authority to engage, at the expense of the Company, outside auditors, legal counsel, and other experts or consultants.

Each member of the Committee shall be entitled to rely, without independent verification, on the integrity of those persons and organizations within and outside the Company from whom he or she receives information or advice and on the accuracy and completeness of the financial and other information provided to the Committee by or on behalf of such persons or organizations, absent actual knowledge to the contrary, which shall be reported to the Board.

Remuneration

The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may determine from time to time.

Responsibilities

Without derogating from the duties, rights, and prerogatives of the Board, the responsibility of the Committee shall be to review and report to the Board or any other committee of the Board on the following matters prior to their submission to the Board or to any other committee of the Board or the execution of filing of any document required to implement any such matter, including with any governmental or regulatory authority. The Committee will endeavour to report to the Board or any other committee of the Board on any matter referred to it within 14 business days.

(a)	financings (including the issuance of securities of the Company or rights to convert or exchange into or acquire securities of the Company, other than employee share options

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or employee share purchase plans approved by the Board or the Human Resources Committee), credit facilities, the creation, incurrence, or assumption of borrowings from third parties and the granting or assumption of guarantees, commitments, or support agreements, contingent or otherwise (including the refinancing, refunding, extension, amendment, restructuring, novation, or regranting of any of the foregoing, whether currently existing or hereafter incurred), the acceleration or prepayment of debt, and the acquisition, redemption, or repurchase of securities of the Company or any subsidiary;

(b)	commitments (actual or contingent) (other than commitments solely between the Company and its wholly owned subsidiaries or between wholly owned subsidiaries of the Company) that are:

(i)	in the ordinary course of business of more than $200 million in the aggregate by one or a series of transactions; or

(ii)	outside of the ordinary course of business of more than $50 million in the aggregate by one or a series of transactions, including, without limitation, acquisitions, dispositions, mergers, arrangements and other forms of business combination and investments and loans by the Company or any subsidiary;

(c)	the engagement of financial, investment, or similar advisors by the Company or any of its subsidiaries in connection with transactions with a value in excess of $100 million in the aggregate;

(d)	alliance, branding, licence, relationship, joint venture, and partnership agreements involving liabilities or commitments, actual or contingent, by the Company or any of its subsidiaries (the “Rogers Companies”) in excess of $50 million in the aggregate by one or a series of transactions;

(e)	the grant or assumption of rights of first negotiation, first offer, or first refusal, contingent or otherwise, (other than between Rogers Companies) in respect of any property or asset of any Rogers Company that has an estimated fair market value in excess of $50 million;

(f)	the grant of rights or assumption of obligations by any Rogers Company of any non-competition covenant or exclusivity undertaking in favour of any person (other than a Rogers Company) which is for a term in excess of two years and is in respect of a line of business that had revenues of at least $50 million in the most recent fiscal year or is in respect of the supply of products or service that involves estimated expenditures of over $50 million in the aggregate by one or a series of transactions; and

(g)	candidates for appointment as the Chief Financial Officer and Chair of the Audit and Risk Committee of any Rogers Company.

The Board may from time to time delegate additional responsibilities to the Committee.

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NOMINATING COMMITTEE

Current Members:

Name	Independent
C. William D. Birchall	Yes
John A. MacDonald	Yes
David R. Peterson	Yes
Edward S. Rogers (Chair)	No
Melinda M. Rogers	No

Our Main Responsibilities:

•	review, consider and/or initiate proposals for nomination of directors to the Board of Directors (the “Board”) and the boards of directors of our wholly owned subsidiaries

•	interview proposed nominees, where appropriate

•	assess incumbent directors for re-nomination to the Board

•	establish criteria for and recommend prospective members for our and our affiliates’ boards

Purpose of the Nominating Committee

The Nominating Committee (the “Committee”) shall assist the Board of Rogers Communications Inc. (the “Company”) in fulfilling its oversight responsibilities in the following principal areas:

(i)	review and consider proposals for nomination of directors to the Board; and

(ii)	assess incumbent directors for re-nomination to the board.

Membership

The Committee shall be comprised of not less than three members of the Board, a majority of whom shall be independent of management in accordance with applicable Canadian securities laws and based on the Company’s Director Material Relationship Standards.

The Chief Executive Officer may attend each meeting of the Committee at the invitation of the Chair of the Committee (the “Chair”).

The Committee shall have the right to appoint an outside consultant to assist it in its deliberations. If such an appointment is made the consultant shall have the right to attend meetings of the Committee at the invitation of the Chair.

Members of the Committee shall be appointed by the Board at the meeting of the Board immediately following the Annual Meeting of Shareholders of the Company (the “Annual Meeting”) and at subsequent meetings of the Board. Members shall serve on the Committee until the next Annual Meeting or until his or her earlier resignation, and can be removed by resolution of the Board.

Chair and Secretary

The Chair shall be chosen by the Board and shall serve in that capacity until the next Annual Meeting or until his or her earlier resignation or removal by resolution of the Board. The Secretary of the Company shall be the Secretary of the Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Committee members who are present.

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Meetings

The times and locations of meetings of the Committee and the calling of and procedures at such meetings, shall be determined from time to time by the Committee, in consultation with management when necessary, provided that there shall be a minimum of two meetings per year. Subject to the notice provisions of the Articles of the Company, written notice shall be provided no later than 48 hours prior to meetings, unless waived by all members of the Committee.

Agendas for meetings of the Committee shall be developed by the Chair in consultation with management and the corporate secretary, and shall be circulated to Committee members prior to Committee meetings. A quorum for meetings for the Committee shall be a majority of members.

A member of the Committee may be designated as the liaison member to report on the deliberations of the Committee to the Board.

Resources and Reliance

The Committee shall have the resources and the authority appropriate to discharge its responsibilities, including the authority to engage, at the expense of the Company, outside legal counsel and other experts or consultants.

Each member of the Committee shall be entitled to rely, without independent verification, on the integrity of those persons and organizations within and outside the Company from whom he or she receives information or advice and on the accuracy and completeness of the financial and other information provided to the Committee by or on behalf of such persons or organizations, absent actual knowledge to the contrary, which shall be reported to the Board.

Remuneration

The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may determine from time to time.

Responsibilities

The responsibilities of the Committee shall include those listed below. The enumerated responsibilities are not meant to restrict the Committee from examining any matters related to its purpose:

(a)	receive and/or initiate proposals for nomination of individuals for election to the Board and to the boards of directors of the wholly-owned subsidiaries of the Company, and to review and consider such proposals;

(b)	where appropriate, interview proposed nominees;

(c)	assess incumbent directors for re-nomination to the Board and/or committees of the Board;

(d)	establish criteria for prospective members of the Board and/or committees of the Board and the boards of directors of the Company’s affiliates;

(e)	recommend, in a timely fashion, to the Board and to the boards of directors of wholly-owned subsidiaries, the names of individuals to be nominated for election as members of the Board, members of Board committees and members of the boards of directors of wholly-owned subsidiaries, respectively;

(f)	consider and make recommendations for individuals to be nominated for election as members of the boards of directors of corporations that are not wholly-owned and in which the Company may have a controlling or significant interest; and

(g)	develop a three (3) year succession plan for all Board members and review and update annually as necessary.

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HUMAN RESOURCES COMMITTEE

Current Members1

Name	Independent
Bonnie R. Brooks	Yes
John A. MacDonald	Yes
Isabelle Marcoux (Chair)	Yes

[1]	Stephen A. Burch was a committee member until March 10, 2016.

Our Main Responsibilities:

•	review, approve and, as applicable, recommend for Board of Directors’ (the “Board”) approval, our executive compensation and severance policies

•	review Rogers Communications Inc.’s (the “Company”) compensation, benefit, and wealth accumulation programs (design and competitiveness)

•	review the Company’s senior executives’ management development and succession planning

•	set performance objectives for the Chief Executive Officer (CEO), which encourage the Company’s long-term financial success and regularly measure the CEO’s performance against these objectives

•	Review and approve, as appropriate, competitive compensation that meets the Company’s hiring, retention, and performance objectives, the recommended compensation for the following positions:

(i)	the CEO;

(ii)	all officers reporting to the CEO and certain other senior officers; and

(iii)	Family Members of the above employees and board directors employed by the Company and its affiliates, unless it is in line with Rogers standard compensation practices.

•

produce a report on executive compensation for the benefit of shareholders, which is published in the Company’s annual proxy circular, and review, as appropriate, any other material public disclosures concerning executive compensation

Purpose of the Human Resources Committee

The Human Resources Committee (the “Committee”) shall review, approve, and, if applicable, recommend changes to the Company’s executive compensation and severance policies to ensure that such policies are designed to provide the CEO and the employees of the Company and its subsidiaries with fair and competitive compensation. The Committee shall oversee the design and administration of the Company’s total rewards programs, as outlined in the Responsibilities section below. In addition the Committee shall review the Company’s human resources development, succession planning, diversity policy and performance evaluation programs and make recommendations to ensure that such programs are established and operating effectively.

Independence

Our Committee is composed of a majority of independent directors within the meaning of applicable Canadian securities laws and the Company’s Director Material Relationship Standards.

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We meet regularly without management present.

We have the authority to engage independent advisors, paid for by the Company, to help us make the best possible decisions on executive compensation. We have hired independent advisors since 2006.

Membership

The Committee shall be comprised of not less than three members of the Board, a majority of whom shall be independent of management in accordance with applicable Canadian securities laws and based on the Company’s Director Material Relationship Standards.

The CEO may attend each meeting of the Committee at the invitation of the Chair of the Committee (the “Chair”).

The Committee shall have the right to appoint an outside compensation advisor to assist it in its deliberations. If such an appointment is made, the consultant shall have the right to attend meetings of the Committee at the invitation of the Chair.

Members of the Committee shall be appointed by the Board at the meeting of the Board immediately following the Annual General Meeting of Shareholders of the Company (the “Annual Meeting”) and at subsequent meetings of the Board. Members shall serve on the Committee until the next Annual Meeting or until his or her earlier resignation, and can be removed by resolution of the Board.

Chair and Secretary

The Chair shall be chosen by the Board and shall serve in that capacity until the next Annual Meeting or until his or her earlier resignation or removal by resolution of the Board. The Secretary of the Company shall be the Secretary of the Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Committee members who are present.

Meetings

The times and locations of meetings of the Committee and the calling of and procedures at such meetings, shall be determined from time to time by the Committee, in consultation with management when necessary, provided that there shall be a minimum of two meetings per year. Subject to the notice provisions of the Articles of the Company, written notice shall be provided no later than 48 hours prior to meetings, unless waived by all members of the Committee.

Agendas for meetings of the Committee shall be developed by the Chair in consultation with management and the corporate secretary, and shall be circulated to Committee members prior to Committee meetings. A quorum for meetings for the Committee shall be a majority of members.

A member of the Committee may be designated as the liaison member to report on the deliberations of the Committee to the Board.

Resources and Reliance

The Committee shall have the resources and the authority appropriate to discharge its responsibilities, including the authority to engage, at the expense of the Company, outside auditors, legal counsel, and other experts or consultants.

Each member of the Committee shall be entitled to rely, without independent verification, on the integrity of those persons and organizations within and outside the Company from whom he or she receives information or advice and on the accuracy and completeness of the financial and other information provided to the Committee by or on behalf of such persons or organizations, absent actual knowledge to the contrary, which shall be reported to the Board.

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Remuneration

The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may determine from time to time.

Responsibilities

The specific responsibilities of the Committee shall include those listed below. The enumerated responsibilities are not meant to restrict the Committee from considering, approving and making recommendations regarding any matters related to its purpose.

(a)	review and, as appropriate, approve any changes to the Company’s compensation policies and programmes including short-term incentive plans, long-term incentive plans, benefit plans, perquisite plans, savings plans, and pension plans. With respect to the Company’s short-term and long-term incentive plans, this review includes an assessment of their impact on risk-taking to ensure the plans do not incent risk-taking beyond the Company’s risk tolerance;

(b)	on an annual basis, review and approve the Company’s succession and management development and diversity plans, with respect to those roles currently occupied by Subject Employees, as defined below;

(c)	review and, as appropriate, recommend for Board approval the terms of employment and compensation arrangements for the CEO. With respect to the CEO, the Committee will at least annually:

(i)	establish performance goals and corresponding incentive compensation award levels;

(ii)	review actual performance against established goals; and

(iii)	review and, as appropriate, recommend for Board approval, incentive compensation awards;

(d)	review, based on the recommendations of the CEO, and approve the level of all forms of compensation to be paid to:

(i)	Named Executive Officers (as defined under applicable Canadian securities laws), excluding the CEO, for the Company and its affiliates;

(ii)	All Officers reporting to the CEO and all Officers at the E1 and E2 level;

(iii)	Family Members of the employees in (i) and (ii) above and Board of Directors, who are employed by the Company and its affiliates, at the Director level and above to the extent that there is a deviation from Rogers standard compensation practices for the level or role. “Family Members” means, with respect to a Subject Employee (the individuals referred to in terms (i) and (ii) as well as board members being collectively referred to as the “Subject Employees”), a person’s spouse, parents, children, siblings, mothers-in-law and fathers-in-law, sons and daughters-in-laws, brothers and sisters-in-law, and anyone who shares such person’s home; and

(iv)	executives at the E3 and E4 levels, to the extent there is a deviation from the approved Executive Compensation Policies and Procedures;

(e)	review and approve the performance objectives and corresponding payout levels under approved incentive plans for Subject Employees, excluding, for greater certainty, the CEO;

(f)	consider and, as appropriate, approve a pool of long-term incentive awards, consistent in terms with the Company’s approved plans, that are available for grant at the discretion of

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the CEO, subject to the following limitations which are set by the Committee on an annual basis:

(i)	the maximum number of shares that may be granted under awards to participants within defined salary bands; and

(ii)	the maximum percentage of the total awards per annum granted to certain groups of individuals (i.e. Named Executive Officers, Key Executives and other participants);

(g)	review and, as appropriate, approve the Company’s standard severance policy, as well as the terms of any severance provision or settlement being contemplated for a current or prospective employee that is included in the group of employees included under the definitions of Subject Employee or Family Member. The Committee is also responsible to review and approve, as appropriate, the terms of severance or any settlement with executives at the E3 and E4 levels, where the severance terms exceed the severance pursuant to the approved Executive Compensation Policies and Procedures;

(h)	monitor the administration of the Company’s long-term incentive plans, employee share accumulation plans, and group savings plans (RRSPs and TFSA) including the approval of grants of options, share units, or other long-term incentives to employees based on the recommendation of the CEO and to ensure that all grants are made in accordance with the terms of the Company’s approved Executive Compensation Policies and Procedures;

(i)	review and approve the executive compensation sections of the Company’s annual proxy circular and other public filings; and

(j)	conduct an annual review of the Committee’s mandate and performance.

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SHAREHOLDER INFORMATION AND INQUIRIES

SHAREHOLDER SERVICES

If you are a shareholder and have inquiries regarding your account, wish to change your name or address, or have questions about lost stock certificates, share transfers or dividends, please contact our Transfer Agent and Registrar:

CORPORATE HEADQUARTERS Rogers Communications Inc. 333 Bloor Street East, 10th Floor Toronto, Ontario, Canada M4W 1G9 416.935.7777 or rogers.com	CST Trust Company P.O. Box 700, Postal Station B Montreal, QC H3B 3K3 inquiries@canstockta.com or 1.800.387.0825

ROGERS CUSTOMER SERVICE 1.888.764.3771 or rogers.com/support	Multiple Mailings: If you receive duplicate shareholder mailings from RCI, please contact CST Trust Company as detailed above to consolidate your holdings.

Investor Relations

Institutional investors, security analysts and others requiring additional financial information can visit rogers.com/investors or contact: investor.relations@rci.rogers.com or 1.888.935.7777.

For media inquiries: 416.935.7777.

Online Information

RCI is committed to open and full financial disclosure and best practices in corporate governance. We invite you to visit rogers.com/investors where you will find additional information about our business including events and presentations, news releases, regulatory filings, governance practices and our continuous disclosure materials including quarterly financial releases, Annual Information Forms and Information Circulars. You may also subscribe to our news by e-mail or RSS feeds to automatically receive RCI’s news releases electronically.

Dividend Reinvestment Plan (DRIP)

CST Trust Company administers a dividend reinvestment program for eligible RCI shareholders. To request plan materials or learn more about RCI’s DRIP, please visit canstockta.com/en/InvestorServices, or contact CST Trust Company as detailed earlier on this page.

Electronic Delivery of Shareholder Materials

Shareholders may elect to receive email notifications of future shareholder meetings and the availability of related financial statements and proxy materials by following the simple instructions found at the front of this circular. This approach gets information to shareholders more quickly than conventional mail and helps Rogers to protect the environment and reduce printing and postage costs.

This information circular is printed on FSC® certified paper. The fibre used in the manufacture of the stock, comes from well managed forests, controlled sources and recycled wood or fibre. This information circular is fully recyclable.